10/29

02055721

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME NOV 13 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1868 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 11/5/02

SINO LAND COMPANY LIMITED
信和置業有限公司

2 annual report 2002 annual report 2002 annual report 2002 annual report 2002 annual report 20
ıal report 2002 annual report 2002 annual report 2002 annual report 2002 annual report 2002 ann
ırt 2002 annual report 2002 annual report 2002 annual report 2002 annual report 2002 annual rep
2 annual report 2002 annual report 2002 annual report 2002 annual report 2002 annual report 20
ıal report 2002 annual report 2002 annual report 2002 annual report 2002 annual report 2002 ann
ırt 2002 annual report 2002 annual report 2002 annual report 2002 annual report 2002 annual rep
2 annual report 2002 annual report 2002 annual report 2002 annual report 2002 annual report 20





2002 Annual Report
二零零二年年報



Cover 封面:



A
B
C

A. Sky Horizon 海天峰

B. Central Park 帝柏海灣

C. MTR Hang Hau Station Development 地鐵坑口站上蓋項目

CONTENTS

CORPORATE INFORMATION	2
NOTICE OF ANNUAL GENERAL MEETING	3
GROUP FINANCIAL SUMMARY	10
CHAIRMAN'S STATEMENT	14
BIOGRAPHICAL DATA OF DIRECTORS	29
DIRECTORS' REPORT	30
REVIEW OF OPERATIONS	50
AUDITORS' REPORT	67
CONSOLIDATED INCOME STATEMENT	69
BALANCE SHEETS	70
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES	72
CONSOLIDATED CASH FLOW STATEMENT	73
NOTES TO THE FINANCIAL STATEMENTS	75
DISCLOSURE PURSUANT TO PRACTICE NOTE 19 OF THE LISTING RULES	133
PROPERTIES HELD BY THE GROUP	266
公司資料	134
股東週年大會通告	135
集團財務摘要	142
主席報告	146
董事之個人資料	161
董事會報告書	162
業務回顧	182
核數師報告書	199
綜合收益表	201
資產負債表	202
綜合已確認損益表	204
綜合現金流動表	205
財務報告書附註	207
根據上市規則第19項應用指引之披露	265
本集團擁有之物業	266

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Albert Yeung Pak Hin
Raymond Tong Kwok Tung
Benjamin Lam Yu Yee

(* Independent Non-Executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Development Bank of Singapore Ltd.
The Bank of East Asia, Limited
China Construction Bank
Industrial and Commercial Bank of China (Asia) Limited
Bangkok Bank Public Company Limited
Citibank, N.A.
Shanghai Commercial Bank Ltd.

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central,
Hong Kong
Telephone : (852) 2528 4511
Fax : (852) 2528 3158

Shareholders' Calendar

Closure of Register of Members	8th November, 2002 to 13th November, 2002 (both dates inclusive)
Annual General Meeting	13th November, 2002
Interim Dividend	HK2 cents per share
Paid	21st May, 2002
Final Dividend	HK2 cents per share
Payable	16th December, 2002
Deadline for returning scrip dividend election forms	9th December, 2002

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Wednesday, the 13th day of November, 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2002.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the Directors' remuneration.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) **"THAT:**

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT:**

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

6. As special business to consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution:

Special Resolution

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by adding the following definition immediately after the definitions of "shareholders" or "members":

"summary financial report" shall mean the "summary financial report" as defined under section 2(1) of the Companies Ordinance;

(ii) by adding the following definition immediately after the definition of "the register":

"relevant financial documents" shall mean the "relevant financial documents" as defined under section 2(1) of the Companies Ordinance;

(iii) by adding the following definitions immediately after the definition of "dollars":

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"Entitled Person" shall mean an "entitled person" as defined under section 2(1) of the Companies Ordinance;

(iv) by deleting the definitions of "writing" or "printing" in its entirety and substituting the following therefor:

"writing" or "printing" shall include written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words or figures in a visible form or, to extent permitted by, and in accordance with all applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(v) by adding the following definition immediately after the definition of "the Companies Ordinance":

"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

(vi) by adding the following as the last third paragraph in Article 2:

References to a document being executed include references to its being executed by hand or under seal or, to the extent permitted by, and in accordance with all applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with all applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 167

by deleting the existing Article 167 in its entirety and substituting therefor the following Article:

167. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(B) Subject to paragraph (C) below, the Company shall send to every Entitled Person a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Companies Ordinance and the Listing Rules) the summary financial report not less than twenty-one days before the date of general meeting (or such other time as permitted under the applicable laws, rules and regulations) before which the relevant financial documents shall be laid.

(C) Where any Entitled Person ("Consenting Person") has, in accordance with the Companies Ordinance and the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network to which such person may have access as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting (or such other time as permitted under the applicable laws, rules and regulations) shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under paragraph (B) above.

(c) Article 171

by deleting the existing Article 171 in its entirety and substituting therefor the following Article:

171. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may

not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Companies Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (in case of other Entitled Person, to such address as he may provide);

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by sending or transmitting it as an electronic communication to the Entitled Person at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network, giving access to such network to the Entitled Person and giving to such person a notice of publication of such notice or document.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(d) Article 173

by deleting the existing Article 173 in its entirety and substituting therefor the following Article:

173. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof;

(ii) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(iii) if served by advertisement in newspapers in accordance with Article 171 (iv), shall be deemed to have been served on the day on which such notice or document is first published;

(iv) if sent or transmitted as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the Entitled Person may have access and the notice of such publication is given to such person.

(e) Article 174

by deleting the existing Article 174 in its entirety and substituting therefor the following Article:

174. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 171 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(f) Article 176

by deleting the words "by post to, or left at the registered address of any member" in the second and third lines of Article 176 and substituting therefor the words "to any member in such manner as provided in Article 171".

(g) Article 177

by deleting the existing Article 177 in its entirety and substituting therefor the following Article:

177. (A) The signature to any notice or document by the Company may be written, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document from the Company, including but not limited to the documents referred to in Article 167 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 24th September, 2002

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The Directors wish to state that the above proposed Special Resolution is to facilitate the flexibility under the recent amendments of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to send corporate documents through electronic means, in either English language or Chinese language, and to offer members the choice to receive summary financial report in place of Annual Report.

(d) The translation into Chinese language of this notice (including the Special Resolution which contains the proposed new Articles) is for reference only. In case of any inconsistency, the English version shall prevail.

(e) The Register of Members of the Company will be closed from Friday, 8th November, 2002 to Wednesday, 13th November, 2002, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 7th November, 2002.

GROUP FINANCIAL SUMMARY

	1998 *HK$*	1999 *HK$*	2000 *HK$*	2001 *HK$*	**2002** ***HK$***
Turnover	5,749,385,851	2,305,304,948	2,069,869,289	1,489,814,712	**2,713,424,196**
Net profit attributable to shareholders	638,243,360	1,514,597,031	1,356,030,814	491,681,822	**262,787,696**
Basic earnings per share *(cents)*	20.9	47.5	38.2	13.2	**6.8**
Dividends per share *(cents)*	13.0	10.0	10.0	4.0	**4.0**



Basic Earnings & Dividends Per Share
HK Cents
70
60
50
40
30
20
10
0
Dividends per share
Basic earnings per share
13.0
20.9
10.0
47.5
10.0
38.2
4.0
13.2
4.0
6.8
1998
1999
2000
2001
2002
Year

GROUP FINANCIAL SUMMARY *(Continued)*

	1998 *HK$*	1999 *HK$*	2000 *HK$*	2001 *HK$*	**2002** ***HK$***
BALANCE SHEET					
Non-current assets	28,808,443,183	24,244,609,270	24,705,810,079	29,460,704,702	**29,103,041,250**
Current assets	9,522,853,733	12,693,087,088	13,064,200,201	8,636,974,512	**12,367,681,343**
Current liabilities	(2,619,574,470)	(3,311,057,320)	(3,818,927,235)	(3,376,972,917)	**(5,942,584,022)**
	35,711,722,446	33,626,639,038	33,951,083,045	34,720,706,297	**35,528,138,571**
Share capital	3,125,186,259	3,491,078,256	3,629,901,942	3,860,583,211	**3,874,211,830**
Reserves	23,085,982,995	22,613,382,775	23,814,301,430	23,768,581,580	**21,844,351,257**
Shareholders' funds	26,211,169,254	26,104,461,031	27,444,203,372	27,629,164,791	**25,718,563,087**
Minority interests	70,292,395	35,285,882	24,662,142	22,188,838	**2,408,637**
Non-current liabilities	9,430,260,797	7,486,892,125	6,482,217,531	7,069,352,668	**9,807,166,847**
	35,711,722,446	33,626,639,038	33,951,083,045	34,720,706,297	**35,528,138,571**
Shareholders' funds at book value per share	8.39	7.48	7.56	7.16	**6.64**


Shareholders' Funds (HK$ Billion)
40
35
30
25
20
15
10
5
0
26.2
26.1
27.4
27.6
25.7
1998
1999
2000
2001
2002
Year


Net Profit Attributable to Shareholders (HK$ Million)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
638.2
1,514.6
1,356.0
491.7
262.8
1998
1999
2000
2001
2002
Year

GROUP FINANCIAL SUMMARY *(Continued)*

Breakdown of segment result for the year ended 30th June, 2002


Property
79%
1%
11%
Financing
3%
6%
Management services and others
Security
Hotel operations

Breakdown of Turnover for the year ended 30th June, 2002


Property sales
46%
Securities trading and investment, and financing
2%
7%
31%
Hotel operations
14%
Rental income
Management services and others

CHAIRMAN'S STATEMENT

I am pleased to present the 2001/2002 Annual Report to shareholders.

FINAL RESULTS

Net profit attributable to shareholders was HK$263 million

The Group's audited consolidated turnover and net profit attributable to shareholders for the financial year ended 30th June, 2002 was HK$2,713 million and HK$263 million respectively. Earnings per share for the year was 6.81 cents.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 2 cents per share in respect of the year ended 30th June, 2002 to shareholders whose names appear on the Register of Members of the Company on 13th November, 2002. Together with the interim dividend of 2 cents per share, the total dividend for the full year is 4 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 13th November, 2002; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 14th November, 2002. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 16th December, 2002.

BUSINESS ACTIVITIES

(1) Land Bank

During the financial year ended 30th June, 2002, the Group acquired 7 plots of land mainly for residential development and a 19% interest in a commercial project in Shanghai named Raffles City Shanghai. The addition of these new sites contributes in aggregate approximately 2.6 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Acquired a total attributable gross floor area of 2.6 million square feet

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Tseung Kwan O Site TKOTL 24, MTR Hang Hau Station Development, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	West Kowloon Site KIL 11158, Hoi Fai Road, West Kowloon Reclamation, Kowloon	Residential/ Commercial	100%	843,621
3.	Tuen Mun Site TMTL 432, Hoi Chu Road, Tuen Mun, New Territories	Residential/ Commercial	100%	345,661
4.	Majestic Gardens Lot No. 2051 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential/ Commercial	100%	109,348

BUSINESS ACTIVITIES *(Continued)*

(1) **Land Bank** *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
5.	The Beacon Hill NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon	Residential	33.3%	100,391
6.	Majestic Gardens Lot No. 2052 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential	100%	72,065
7.	Piper's Hill Site NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,397
8.	Raffles City Shanghai Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
				2,647,930

BUSINESS ACTIVITIES *(Continued)*

(1) Land Bank *(Continued)*

As at 30th June, 2002, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consisted of a total gross floor area of approximately 17 million square feet comprising a balanced portfolio of properties: 39% residential; 34% commercial; 14% industrial; 9% car parks; and 4% hotels. On 26th July, 2002, the Group won a joint venture contract from Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site. About 1,900 residential flats with a total gross floor area of approximately 1.2 million square feet and 245,419 square feet of retail space are expected to be built. Together with this newly acquired site, the Group has a total approximately 18.4 million square feet of land bank and 19 projects currently under development in Hong Kong. The Group continues to replenish its land bank with quality sites to optimise its earning potential.

The Group's land bank consists of a total attributable gross floor area of 17 million square feet

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2002, the Group completed the following developments with a total attributable gross floor area of approximately 909,149 square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Central Park KIL 11090, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	Residential	42.5%	466,456
2.	Olympian City 2 KIL 11090, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	Commercial (Shopping Mall)	42.5%	217,297
3.	Futura Plaza KTIL 705, 111-113 How Ming Street, Kwun Tong, Kowloon	Industrial	100%	225,396
				909,149

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities *(Continued)*

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 1 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Grand Regentville 9 Wo Mun Street, Fanling, New Territories	Residential/ Commercial/ Car Parks	100%	603,929
2.	Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	201,607
3.	Sky Horizon 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
4.	St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
				1,038,670

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities

During the year, sales revenue was mainly derived from the sale of residential units in Central Park, Park Avenue, Island Resort and several investment properties, namely: two commercial buildings, Energy Plaza and Olympian Tower; all the retail shops in Sino Centre and a luxury residential development, The Hacienda.

The Group rolled out four residential projects currently under construction for pre-sale during the year namely Grand Regentville in Fanling, Horizon Place in Kwai Chung, Sky Horizon in North Point and Ocean View in Ma On Shan. Despite a slowdown in economic activities, market response to these projects was favourable with the majority of units sold. These projects are scheduled for completion between 2002 and 2003.





Sky Horizon in Braemar Hill will be the new benchmark for luxury property in the area.

BUSINESS ACTIVITIES *(Continued)*

(4) **Rental Activities**

As at 30th June, 2002, the Group had 8.1 million square feet of attributable gross floor area of completed investment properties, an increase from 7.7 million square feet in the previous financial year. The portfolio comprises diversified properties: 48% commercial; 24% industrial; 17% car parks; 8% hotels; and 3% residential.

During the financial year, the Group completed two properties for investment purposes, namely, Olympian City 2 and Futura Plaza, adding a total of 442,693 square feet to the existing portfolio. Olympian City 2 has achieved high occupancy and has become a retail hub over the MTR Olympic Station in West Kowloon. The leasing of Futura Plaza continues to be promising. In June 2002, a further 170,570 square feet of industrial space was added to the portfolio after acquisition of 100% interest in Sunley Centre. Notwithstanding a decrease in attributable gross floor area resulting from the sales of investment properties Energy Plaza, The Hacienda and remaining retail shops in Sino Centre; the addition of Olympian City 2, Futura Plaza and Sunley Centre has brought about a net increase of approximately 0.4 million square feet of completed investment properties for the Group.

BUSINESS ACTIVITIES *(Continued)*

(4) Rental Activities *(Continued)*

The Group has regularly organised a wide variety of promotional activities in our shopping malls to increase pedestrian flow and create more business for the tenants. In March this year, three shows of 'Shaolin-Wheel of Life' performed by the world-renowned Shaolin Kung Fu monks were previewed in Olympian City 2, China Hong Kong City and Island Resort Mall. Peter Rabbit, the popular cartoon figure from the U.K., created a fever in our malls during its promotional campaign 'Peter Rabbit's Natural Wonders of Countryside'. The live broadcast of World Cup 2002 organised in June increased the average traffic flow of major shopping malls like Olympian City 2 and Island Resort Mall by approximately 30% and concurrently boosted the tenants' businesses significantly. The completion of a major renovation programme on the exterior of Tuen Mun Town Plaza Phase I in April gave the shopping mall a refreshing and radiant new outlook.



Various promotional events are held at Sino's shopping malls, attracting a large number of visitors.

Rental income of HK$1,106 million

The gross rental revenue of the Group, including the attributable share of its associates, has been stable at HK$1,106 million. The overall occupancy of the investment properties has been satisfactory throughout the year. The highly diversified nature and favourable location of the Group's investment properties have always been the contributing factors to stable recurrent earnings.

BUSINESS ACTIVITIES *(Continued)*

(5) Finance

Group's gearing ratio of 23.8%

With stable recurrent rental income, coupled with sales revenue from development projects and the disposal of investment properties mentioned above, the Group's gearing ratio has been reduced to approximately 23.8%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 10% was repayable within one year, 39% repayable between one and two years and 51% repayable between two and five years. As at 30th June, 2002, the Group's total asset value amounted to HK$41 billion. The Group, including the attributable shares of its associates, had cash resources of approximately HK$6,858 million, comprising cash on hand of approximately HK$3,463 million together with committed undrawn facilities of approximately HK$3,395 million. As at 30th June, 2002, the shareholders' fund and net asset value per share of the Group was HK$25.7 billion and HK$6.64 respectively.

Cash resources of HK$6,858 million

In April 2002, the Company redeemed US$115,100,000 face value of 4% Convertible Bonds due 2002 thereby reducing the Company's foreign exchange exposure by the same amount.

In May 2002, the Company, through its wholly-owned subsidiary Golden Million Finance Corporation, issued HK$1,500,000,000 3.75% Guaranteed Convertible Notes due 2007. The funds are used for general corporate and working capital purposes. As the new convertible notes are denominated in Hong Kong dollars, the financing will not pose additional foreign exchange risk to the Group.

With the exception of the redemption of Convertible Bonds in April 2002 which the United States dollars liability has been reduced by US$155,385,000, there was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2002. Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating interest rates except for certain project loans and convertible notes.

As at 30th June, 2002, the Group did not record any material exceptional changes in contingent liabilities since the previous financial year ended 30th June, 2001.

BUSINESS ACTIVITIES *(Continued)*

(6) Future Developments

Property development and investments are the foremost business focus of the Group with the land bank being continuously and selectively replenished to optimise earning prospects. During the financial year and up to 31st August, 2002, new sites with a total attributable gross floor area of about 4 million square feet were acquired mainly for residential development and are expected to be completed during the next four years.

The Group affirms its commitment in building premium properties and incorporating environmentally friendly concepts and features in its new developments, project management and property management to pursue for a better quality of living and environment. At Ocean View features such as balconies, a material recovery room on each floor and outdoor solar lighting systems are incorporated. In July 2002, Property Times rated the clubhouses at Island Resort and Central Park/Park Avenue the best and second best in Hong Kong respectively in terms of variety of facilities; pricing and the ease of booking facilities. This is also evident of the Group's determination in building quality properties with market-driven facilities.


Vibrosaun



Island Resort in Siu Sai Wan has superb quality and comprehensive facilities including a resort health spa. The club house was rated the best in Hong Kong by Properties Times in July 2002.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2001.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group recognises that long-term shareholders' value can best be optimised by behaving and performing in a socially responsible manner as well as under a sustainable environment. Corporate integrity, ethics, governance and citizenship play a vital role in our daily operations and management. Professional practices that are in compliance with environmental conservation principles are applied to property development, project management, property management as well as office administration.

During the financial year, the Group sponsored 'Tree Planting for Clean Air 2002' organised on 27th April, 2002 where over 200 residents of the Group's properties planted tree at Sai Kung West Country Park. The activity was to encourage an appreciation of 'green' living.



清新空氣植樹
信和集團
SINO GROUP
for Clean Air
2002

'Tree Planting for Clean Air 2002'.

A 'Green Committee' has been established within the Group to promote environmental conservation. They formulate internal policies, organise activities including seminars and training to increase staff and public awareness of the importance of the environment in relation to quality of life and are actively involved in community events to support and contribute in making Hong Kong a better place to live in.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*

The Group was involved in and initiated a series of campaigns and activities to support environmental sustainability. Among these were '2001 International Coastal Cleanup Day' on 15th September, 2001 where over 50 staff cleaned the coast of 15 Milestone Beach along Tsuen Wan's Castle Peak Road; and a two-month campaign from 8th August, 2001 to promote recyclable waste collection at 23 of Group's selected estates.


Sino Group Fully Supports

2001 International Coastal Cleanup Day.

In January 2002, Sino Estates Management Limited, our wholly-owned subsidiary, was granted the Gold Award under the category of Green Property Management (Private Housing) and a Certificate of Merit under the category of Green Office in the 2001 Eco-Business Awards.


2001 Hong Kong Eco-Business Award
香港環保企業獎
Presentation Ceremony
HKG

Sino Estates Management Limited won the Gold Award of 2001 Hong Kong ECO – Business Awards, for its outstanding efforts in environmental protection.

EMPLOYEE PROGRAMMES

During the financial year, the Group hosted various internal and external training programmes for over 2,670 employees to maintain their quality attributes, strengthen their professional knowledge and enhance their productivity. Training programmes focused on customer service and language proficiency whereby Mandarin courses were conducted for all front-line staff to maintain the high standard of customer service. In addition, training in the key areas of customer relations, information technology, self-enhancement initiatives and knowledge of environmental protection in respect of office administration, property management and project management were also fulfilled throughout the year. New courses will be developed continuously to meet corporate and specific career planning needs.

The Group runs a programme to identify employees of outstanding performance and with significant contributions; recognising them as future leaders while developing their skills to ensure they become role models for fellow colleagues. During the year, 15 employees received the Outstanding Employees Award.

PROSPECTS

The year witnessed a number of economic and political events that have driven the already sluggish economies in the United States and major countries to a higher level of economic volatility and imposed hurdles to economic recovery. Export-oriented economies have been adversely affected. The impact of the global economic climate on Hong Kong has been deflationary with rising unemployment. However, given the strong domestic economic growth in China, in particular the popularity of the Pearl River Delta region and increasing bilateral flow of capital and goods within the region, Hong Kong is well positioned to benefit.

PROSPECTS *(Continued)*

The announcement of the housing policy by the SAR Government in June 2002 with a view to develop a more market-driven approach to sustain the equilibrium between supply of and demand for housing is a positive catalyst for the healthy growth of not only the property industry, but the economy as a whole. With regard to the new institutional framework for public housing, organisations in relation to land and housing have been placed under one section and one Principal Official. This will be more efficient in terms of decision-making, implementation of policy, the enforcement of best practices as well as facilitating a more integrated and comprehensive approach towards land use, allocation of resources and housing supply. This reflects the SAR Government's determination to ensure the operation of a free private sector residential property market. Together with financial and tax incentives and favourable mortgage terms available to home purchasers, the industry is on course for a sustainable and healthy recovery.

During the financial year, the Group has replenished its land bank with an additional 2.6 million square feet of attributable gross floor area at fair prices. This new addition will provide stable earning prospects in the years to come. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

Mr. Kent Lee Wing Kan, who served on the Board for more than 17 years has retired as Executive Director with effect from 1st May, 2002. I would like to express my appreciation for his immense contributions during his directorship with the Company, and wish him a happy retirement.

Mr. Robert Lee Chi Hong and Mr. Ambrose Cheung Wing Sum, who respectively served on the Board for more than 4 years and 1 year resigned effective 12th August, 2002 and 19th September, 2002. I would like to extend my appreciation for their contributions during their directorships with the Company.

On behalf of the Board, I would like to take this opportunity to express my appreciation and thanks to all staff for their commitment and contribution. I would also like to express my gratitude to my fellow directors for their support.

Robert NG Chee Siong
Chairman

Hong Kong, 24th September, 2002

BIOGRAPHICAL DATA OF DIRECTORS

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 50, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 26 years and is also Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company. Mr. Ng holds other chairmanships in listed companies in Hong Kong and Singapore.

Mr. Albert Yeung Pak Hin, aged 50, an Executive Director of the Company since 1996, is a graduate of the University of Manchester Institute of Science & Technology. He has been with the Company for more than 20 years and is very experienced in project management and cost control. Mr. Yeung was also a former member of the Advisory Committee on Building Services Engineering of the Hong Kong Polytechnic University.

Mr. Raymond Tong Kwok Tung, aged 60, an Executive Director of the Company since 1997, was admitted as a solicitor in Hong Kong in 1970 and in the United Kingdom in 1979 and is a consultant of a leading law firm in Hong Kong. He is also an Executive Director of TST Properties and Sino Hotels (Holdings) Limited.

Mr. Benjamin Lam Yu Yee, aged 41, BSc, MBA, joined the Company as an Executive Director and Group Chief Financial Officer since 1999. Mr. Lam was a director and partner of an international investment bank and has substantial experience in corporate finance and investment banking. Prior to joining the Company, he headed the structure finance division of a leading European bank in Hong Kong.

(II) INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ronald Joseph Arculli, GBS, OBE, JP, aged 63, an Independent Non-Executive Director of the Company since 1981, became a Member of the Legislative Council in 1988, representing the Real Estate and Construction functional constituency from 1991 to the end of June 2000. He is the Chairman of the Sir Edward Youde Memorial Fund, as well as The International Awards Association of The Duke of Edinburgh's Award International Foundation, and the General Disciplined Services Sub-Committee (Standing Committee on Disciplined Services and Conditions of Service), a Board member of The Hong Kong Mortgage Corporation Limited and Chairman and a Steward of The Hong Kong Jockey Club. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also a Managing Partner of a firm of solicitors in Hong Kong and he holds a number of directorships in listed companies in Hong Kong.

Mr. Paul Cheng Ming Fun, JP, aged 65, has been an Independent Non-Executive Director of the Company since 1995. He was formerly Chairman of Inchcape Pacific Limited, N M Rothschild & Sons (Hong Kong) Limited and the Hong Kong General Chamber of Commerce as well as a member of the Hong Kong Legislative Council. He is currently a Steward of The Hong Kong Jockey Club and holds a number of directorships in listed companies in both Hong Kong and the United Kingdom. He has been an adjunct professor of Management of Organizations at the University of Science and Technology in Hong Kong and is also a member of the Council of the Chinese University of Hong Kong.

DIRECTORS' REPORT

The Directors present their annual report and the audited financial statements for the year ended 30th June, 2002.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries are set out in note 45 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 30th June, 2002 are set out in the consolidated income statement on page 69.

An interim dividend of HK2 cents per share amounting to HK$77,151,732 was paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK2 cents per share to the shareholders on the Register of Members on 13th November, 2002, amounting to HK$77,394,237.

INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of its investment properties of HK$148,224,049 and HK$709,827,528, respectively, transferred from properties under development of HK$493,574,677 and revalued all its investment properties at the year end date. Net deficit on revaluation amounting to HK$1,390,214,183 has been charged directly to the investment property revaluation reserve.

Details of these and other movements during the year in the investment properties of the Group are set out in note 15 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in note 17 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2002 are set out on pages 266 to 282.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2002 are set out in notes 45 and 46 to the financial statements, respectively. The share of results of associates has decreased due to the decrease in profits of the associates which is a result of a slowdown in property market.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 29 to the financial statements.

RESERVES

Details of movements during the year in the reserves of the Company and the Group are set out in note 30 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company redeemed its Luxembourg listed convertible bonds due in April 2002 with face value of US$115,100,000 at an aggregate payment of US$150,781,000.

The Company also repurchased 24,300,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") at an aggregate consideration of HK$57,599,045, all of these shares were subsequently cancelled. The nominal value of the cancelled shares of HK$24,300,000 was credited to the capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
August 2001	4,800,000	2.775	2.650	13,085,012
September 2001	6,200,000	2.250	1.950	12,828,808
October 2001	6,500,000	2.225	1.990	13,654,347
November 2001	2,000,000	2.175	2.050	4,269,976
January 2002	4,000,000	2.925	2.775	11,422,234
February 2002	800,000	2.925	2.900	2,338,668
	24,300,000			57,599,045

The repurchases were made for the benefits of the shareholders as a whole as they enhance the net assets value and/or earnings per share of the Company.

Apart from the above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the listed securities of the Company during the year.

CONVERTIBLE BONDS/NOTES

Details of the convertible bonds/notes of the Company and the Group in issue and redeemed during the year are set out in note 28 to the financial statements.

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at minimal and interest rates on floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2002 are set out in note 26 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$41,539,007.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong	
Mr. Albert Yeung Pak Hin	
Mr. Raymond Tong Kwok Tung	
Mr. Benjamin Lam Yu Yee	
Mr. Kent Lee Wing Kan	(retired on 1st May, 2002)
Mr. Robert Lee Chi Hong	(resigned on 12th August, 2002)
Mr. Ambrose Cheung Wing Sum, JP	(resigned on 19th September, 2002)

Independent Non-Executive Directors

Mr. Ronald Joseph Arculli, GBS, OBE, JP
Mr. Paul Cheng Ming Fun, JP

In accordance with the provisions of the Company's Articles of Association, Messrs. Albert Yeung Pak Hin and Benjamin Lam Yu Yee will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election.

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 30th June, 2002, the Directors and their associates held the following interests, which were beneficial unless otherwise stated, in shares and debt securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"):

(a) **Interests in the Company**

	Number of ordinary shares held				
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total interests
Mr. Robert Ng Chee Siong	113,401	2,426,267	—	—	2,539,668
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,026,570	—	—	—	1,026,570
Mr. Paul Cheng Ming Fun, JP	59,176	—	—	—	59,176
Mr. Albert Yeung Pak Hin	14,396	—	—	—	14,396
Mr. Raymond Tong Kwok Tung	—	—	—	—	—
Mr. Robert Lee Chi Hong	—	30,000	—	—	30,000
Mr. Benjamin Lam Yu Yee	—	—	—	—	—
Mr. Ambrose Cheung Wing Sum, JP	—	—	—	—	—

(b) **Interests in associated corporations**

(i) **Holding Company**

Tsim Sha Tsui Properties Limited

	Number of ordinary shares held				
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total interests
Mr. Robert Ng Chee Siong	524,720	—	—	—	524,720
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	—	—	—	60,000
Mr. Paul Cheng Ming Fun, JP	—	—	—	—	—
Mr. Albert Yeung Pak Hin	—	—	—	—	—
Mr. Raymond Tong Kwok Tung	—	—	—	—	—
Mr. Robert Lee Chi Hong	—	—	—	—	—
Mr. Benjamin Lam Yu Yee	—	—	—	—	—
Mr. Ambrose Cheung Wing Sum, JP	—	—	—	—	—

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(Continued)*

(b) **Interests in associated corporations** *(Continued)*

(ii) Subsidiary

Mr. Robert Ng Chee Siong held non-beneficial interest in one share of HK$1 in Sinoland Credit Limited.

(iii) Associates

Mr. Robert Ng Chee Siong held corporate interests in 110 ordinary shares representing 55% of the issued shares of Erleigh Investment Limited, which in turn owned 100% of the issued shares of Murdoch Investments Inc.. Mr. Ng also held corporate interests in 8 ordinary shares representing 40% of the issued shares of Silver Link Investment Limited.

Save as disclosed herein, neither the Directors nor any of their associates had any beneficial or non-beneficial interests in shares or debt securities of the Company or its associated corporations as defined in the SDI Ordinance. Furthermore, none of the Directors or any of their spouses or children under the age of 18 were granted any rights or options to subscribe for shares or debt securities of the Company and its associated corporations.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange ("Listing Rules"), the Company discloses that during the year and up to the date of this report, Mr. Robert Ng Chee Siong, the Chairman of the Board, held interests and/or directorships in companies engaged in businesses of property investment and development in Hong Kong.

As the Board of Directors of the Company is independent of the boards of these companies and maintains two Independent Non-Executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of these companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party and Connected Transactions" as set out in note 44 to the financial statements, there were no other contracts of significance in relation to the Company's business, to which the Company, its holding company, its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

CONNECTED TRANSACTIONS

During the year, the Company announced that it had entered into the following connected transactions, particulars of which are disclosed herein in accordance with the requirements of the Listing Rules.

Acquisition of Shares and Loans

(i) On 15th November, 2001, the Company's wholly-owned subsidiary, Sino Land (Shanghai) Company Limited ("SL-Shanghai") entered into agreements with Shanghai Square Pte Ltd ("Shanghai Square") for the acquisition by SL-Shanghai, or by its nominee, of 200,000 ordinary shares in Hua Qing Holdings Pte Ltd ("Hua Qing"), being 20% of the issued ordinary shares thereof at a consideration of S$200,000 (or HK$0.9 million) and for taking up by SL-Shanghai, or by its nominee, the assignment of the shareholder's loans of S$0.06 million (or HK$0.3 million) and US$29.4 million (or HK$228.4 million) (together with accrued interest thereon) due from Hua Qing to Shanghai Square at a consideration of US$20.9 million (or HK$162.5 million).

The acquisitions of shares and loans were completed on 18th December, 2001 in accordance with the respective terms of the agreements by the Company's wholly-owned subsidiary, Vasilon Pte Ltd. as the purchaser in place of SL-Shanghai.

Shanghai Square is a wholly-owned subsidiary of Orchard Parade Holdings Limited ("Orchard Parade"). Mr. Ng Teng Fong is a common substantial shareholder of the Company and Orchard Parade and is therefore a connected party to the Company under the Listing Rules. As such, the above transactions constituted connected transactions for the Company.

The acquisitions of shares and loans in Hua Qing enable the Company to hold a 19% effective interest in Raffles City project in Shanghai, thus allowing the Company to have an immediate and quality investment in a major and rapidly developing city in the People's Republic of China (the "PRC") and enhancing the Company's portfolio of development properties in the PRC. The Company also benefits from partnering shareholders with reputable entities. In addition, the aggregate consideration of the acquisitions of shares and loans is at a discount to the market value of the Raffles City project and to the book value of Hua Qing.

CONNECTED TRANSACTIONS *(Continued)*

Acquisition of Shares and Loans *(Continued)*

(ii) On 25th June, 2002, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance") entered into an agreement with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance") whereby: (a) King Chance agreed to acquire 100,000 shares of Mass Fame Investment Limited ("Mass Fame"), being 100% of the issued shares thereof, from Millwood at a consideration of HK$1; and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan of HK$98,815,848 due by Mass Fame to Cliveden Finance at a consideration of HK$96,558,776. Mass Fame indirectly held 100% interest in an industrial building, Sunley Centre.

The acquisitions of shares and loans were completed on 25th June, 2002 in accordance with their respective terms.

Millwood and Cliveden Finance are both indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, being the Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules. As such, the above transactions constituted connected transactions for the Company.

The acquisitions of shares and loans enable the Company to hold Sunley Centre, thus increasing and enhancing its industrial property portfolio, and also provide an opportunity for the Company to maximize the value of the property. The Company also benefits from economy of scale with the leasing and management expertise in industrial properties.

Disposal of Shares and Loans

(i) On 25th June, 2002, the Company and Sing-Ho Finance entered into an agreement with Gornik Securities Limited ("Gornik") and Seaview Finance Company Limited ("Seaview Finance") whereby: (a) the Company agreed to sell 2 shares in Maba Trading S.A. ("Maba"), being 100% of the issued shares thereof, to Gornik at a consideration of HK$32,610,693; (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$9,521,342 due by Prestige Development Limited to Sing-Ho Finance on a dollar for dollar basis; and (c) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$8,878,650 due by Pariv Limited to Sing-Ho Finance on a dollar for dollar basis. Maba indirectly holds a 50% interest in the carparking spaces and a few unsold residential units of Miami Beach Towers Phase I and carparking spaces of Miami Beach Towers Phase II.

(ii) On the same day, King Chance and Sing-Ho Finance entered into an agreement with Osborne Investments Ltd. ("Osborne") and Seaview Finance whereby: (a) King Chance agreed to sell 500,000 shares in Lead Talent Investment Limited ("Lead Talent"), being 50% of the issued shares thereof, to Osborne at a consideration of HK$7,120,032; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$13,740,449 due by Lead Talent to Sing-Ho Finance on a dollar for dollar basis. Lead Talent holds certain carparking spaces of Villa Oceania.

CONNECTED TRANSACTIONS *(Continued)*

Disposal of Shares and Loans *(Continued)*

(iii) On the same day, King Chance and Sing-Ho Finance entered into an agreement with Osborne and Seaview Finance whereby: (a) King Chance agreed to sell 60,000 shares in Allways Success Development Limited ("Allways Success"), being 60% of the issued shares thereof, to Osborne at a consideration of HK$12,790,484; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$5,108,686 due by Allways Success to Sing-Ho Finance on a dollar for dollar basis. Allways Success holds the interest in certain carparking spaces of Serenity Park Phase I.

The disposals of shares and loans were all completed on 25th June, 2002 in accordance with their respective terms.

Gornik, Seaview Finance and Osborne are all indirect wholly-owned subsidiaries of Boswell, in which Mr. Robert Ng Chee Siong, being the Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules. As such, the above transactions constituted connected transactions for the Company.

The disposals of shares and loans allow the Company to dispose of the interest in the carparking spaces of Miami Beach Towers Phase I and Phase II, Villa Oceania, and Serenity Park Phase I, as the Company does not have controlling interest in these properties.

Further information as regards other transactions is disclosed under the heading "Related Party and Connected Transactions" in note 44 to the financial statements.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2002, the following shareholders of the Company were interested in 10% or more of the issued share capital of the Company as recorded in the register kept under Section 16(1) of the SDI Ordinance:

Name of shareholder		Number of ordinary shares held	*Notes*
Mr. Ng Teng Fong	("Mr. Ng")	2,086,258,682	1
Tsim Sha Tsui Properties Limited	("TST Properties")	2,001,810,807	1
Mr. Chen Din Hwa	("Mr. Chen")	424,041,928	2
Xing Feng Investments Limited	("Xing Feng")	424,041,928	2
Nice Cheer Investment Limited	("Nice Cheer")	424,041,928	2

SUBSTANTIAL SHAREHOLDERS *(Continued)*

Notes:

1. Mr. Ng controlled more than one third of the voting rights of TST Properties and accordingly was deemed to have interests in the 2,001,810,807 shares held by TST Properties that formed part of the share interests of Mr. Ng as disclosed above.

2. Mr. Chen controlled more than one third of the voting rights of Xing Feng which in turn controlled more than one third of the voting rights of Nice Cheer. Accordingly, Mr. Chen was deemed to have interests in the shares held by Xing Feng and Nice Cheer. Hence, the share interests held by Mr. Chen, Xing Feng and Nice Cheer were duplicated.

Save as disclosed herein, no other person is recorded in the register as having an interest in 10% or more of the issued share capital of the Company as at 30th June, 2002.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$764,000.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of sales and purchases attributable to the Group's five largest customers and suppliers, respectively, is less than 30% of the Group's total sales and purchases for the year and the Directors do not consider any one customer or supplier to be influential on the Group.

RETIREMENT BENEFITS SCHEME

The Group participates in a Mandatory Provident Fund Scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group, in funds under the control of trustee.

The retirement benefits cost charged to income statement represents contribution payable to the scheme by the Group at rates specified in the rules of the scheme.

AUDIT COMMITTEE

Pursuant to the requirements of the Listing Rules, an Audit Committee comprising Messrs. Ronald Joseph Arculli, GBS, OBE, JP and Paul Cheng Ming Fun, JP, Independent Non-Executive Directors, was established on 23rd September, 1998. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and recommend to improve the Group's financial reporting process and internal controls.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 30th June, 2002 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The term of office for each Independent Non-Executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 24th September, 2002

Completed properties

1. Westin Centre
2. Grand Palisades
3. Central Park
4. Far East Finance Centre
5. No. 1 Hung To Road
6. Dynasty Heights
7. Island Resort
8. Greenfields
9. Majestic Park
10. Island Harbourview
11. Grand Dynasty View
12. Park Avenue
13. Belair Monte

Properties under development

14. Kowloon Inland Lot No. 11158
15. Ocean View, Sha Tin Town Lot No. 481
16. The Cliveden, Lot No. 404
17. The Cairnhill, Lot No. 395
18. Lot No. 214 in DD387, Sham Tseng
19. Tseung Kwan O Town Lot No. 24, MTR Hang Hau Station Development
20. Commercial Square, New Kowloon Inland Lot No. 5846
21. Embassy Row, Lot No. 2543
22. Sky Horizon, Inland Lot No. 8921
23. Horizon Place, Kwai Chung Town Lot No. 480
24. Grand Regentville, Fanling Sheung Shui Town Lot No. 195
25. St Andrews Place, Lot No. 943
26. Palace on the Park, Kowloon Inland Lot No. 11118
27. Tuen Mun Town Lot No. 432
28. Majestic Gardens, Lot No. 2051 and 2052
29 The Beacon Hill, New Kowloon Inland Lot No. 6196
30. Piper's Hill, New Kowloon Inland Lot No. 6378
31. Tsuen Wan Town Centre Redevelopment

Investment properties

32. The Centrium
33. 148 Electric Road
34. Central Plaza
35. Conrad Hong Kong
36. Harbour Centre
37. Hollywood Centre
38. Marina House
39. The Mayfair
40. One Capital Place
41. Pacific Palisades
42. Pacific Plaza
43. Island Resort Mall
44. 25/F United Centre
45. Olympian City 1
46. Olympian City 2
47. The Astrid
48. Cameron Plaza
49. China Hong Kong City
50. Corporation Square
51. Futura Plaza
52. Sunley Centre
53. Westley Square
54. Fullerton Centre
55. Hong Kong Pacific Centre
56. Kwun Tong Harbour Plaza
57. Kwun Tong Plaza
58. Omega Plaza
59. Pacific Trade Centre
60. Parmanand House
61. Po Hing Centre
62. Remington Centre
63. Sunshine Plaza Shopping Arcade
64. Tsim Sha Tsui Centre
65. Yau Tong Industrial City
66. Avon Park Shopping Arcade
67. Springdale Villas Shopping Arcade
68. Golden Plaza
69. Mansfield Industrial Centre
70. Maritime Bay Shopping Arcade
71. Parklane Centre
72. Ping Wui Centre
73. Shatin Galleria
74. Tuen Mun Town Plaza, Phase I
75. The Waterside Shopping Arcade
76. 15 Shek O Headland
77. No. 1 Chatham Path, Mid-levels
78. No. 8 Mount Cameron Road, The Peak
79. 38 Repulse Bay Road
80. Bayview Park



28
72
68
67
8
71
74
27
Mass Transit Railway
KCR – East Rail
KCR – West Rail (Due for completion 2003)
Ma On Shan Rail (Due for completion 2004)
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3


13
24
21
25
66
11
2
75
15
73
17
16
31
18
52
23
30
6
29
9
47
20
61
50
59
5
45
10
3
14
46
12
58
51
53
54
1
62
57
56
19
70
63
26
55
48
49
60
64
65
33
38
37
42
44
4
34
36
32
40
22
41
39
35
77
78
7
43
80
79
76

COMPLETED PROPERTIES



Olympian City 2
OLYMPIAN EXPRESS

OLYMPIAN CITY 2

Olympian City 2 – The massive 511,287 square feet shopping mall strategically located at MTR Olympic Station is the most popular shopping mall in West Kowloon.



FUTURA PLAZA

Futura Plaza – Conveniently located next to the MTR Kwun Tong Station, this 26-storey industrial building features the latest modern building design.









CENTRAL PARK

Central Park – The luxurious residential development with 1,312 units in 4 towers overlooking the Victoria Harbour, is completed with a deluxe clubhouse that offers a wide range of recreational facilities and direct access to the MTR Olympic Station. The high quality clubhouse was rated the second best in Hong Kong by Property Times in July 2002.

PROPERTIES UNDER DEVELOPMENT



OCEAN VIEW

Ocean View – The building has incorporated a number of environmentally friendly features. The development will provide about 900 apartments with spectacular panoramic seaviews of Tolo Harbour. The development is well served by major transport arteries with easy access to the future Ma On Shan Rail Heng On Station.



THE CLIVEDEN

The Cliveden – Rising amid the exuberant greenery at 98 Route Twisk, The Cliveden is the first signature residence amongst this tranquil setting of Tsuen Wan Mid-Levels. Commanding a panoramic view of the vibrant Tsuen Wan cityscape and the spectacular Rambler Channel, The Cliveden is just 5 minutes away from the town centre and the MTR Tsuen Wan Station. The development is scheduled for completion in September 2003.



WEST KOWLOON PROJECT

West Kowloon (KIL 11158) – 1,176 residential units with panoramic seaviews of the Victoria Harbour, this new development will be completed with full recreational facilities and direct access to the MTR Olympic Station.



MTR HANG HAU STATION PROJECT

MTR Hang Hau Station Project – A magnificent residential development with shopping facilities, located at MTR Hang Hau Station of Tseung Kwan O. This development includes 6 towers comprising 2,134 units offering a marvellous range of recreational facilities.



PALACE ON THE PARK

Palace on the Park – Located in one of the prime residential areas in King's Park, Kowloon, the site will be developed into a top-class luxurious apartments with 700 units. The development is scheduled for completion in the first quarter of 2004.

INVESTMENT PROPERTIES



CENTRAL PLAZA

Central Plaza – a 78-storey state-of-the-art 'intelligent' office building with a gross floor area of 1.4 million square feet, offering a panoramic view of the Victoria Harbour. It is the tallest skyscraper in Hong Kong and the most prominent landmark around Hong Kong Island's skyline.



TUEN MUN TOWN PLAZA

Tuen Mun Town Plaza – The heavy pedestrian traffic in Tuen Mun Town Plaza makes it the busiest retail centre of Northwest New Territories. The recently renovated shopping mall with approximately 700,000 square feet of retail space enjoys full occupancy, generating attractive rental income for the Group.



CHINA HONG KONG CITY

China Hong Kong City – The largest gold glass-clad complex in the world, China Hong Kong City is a massive 2.6 million square feet retail-cum-office-cum-hotel complex. Also known as 'the Golden Gateway to China', it houses Hong Kong's busiest ship and ferry terminal that provides ferry services between Hong Kong and the coastal cities of China.



THE CENTRIUM

The Centrium – A brand new 38-storey office tower with prime retail space in the heart of Central, located between Lan Kwai Fong and Soho. Finished to the highest standards, it offers great value in its accommodation.



PACIFIC PALISADES

Pacific Palisades – A multi-tower, luxurious residential development with 830 units that offers unbeatable seaviews and the most comprehensive recreational and sport facilities for its residents.



CARPARK

The Group owns over 6,700 car parks and is one of the largest car-park operators in Hong Kong, rendering an important source of recurrent income to the Group.









CONRAD HONG KONG

Conrad Hong Kong – As one of Asia's premier 5-star international hotels, Conrad has a well-earned reputation. Strategically located above the prestigious Pacific Place shopping mall and in the heart of the Central Business District, it is within walking distance to the MTR Admiralty Station and the Hong Kong Star Ferry. Offering 513 guest rooms including 46 suites, the hotel is also equipped with a business centre, an extensive range of conference and function facilities as well as a complete host of elegant food and beverages outlets.











THE FULLERTON SINGAPORE

The Fullerton Singapore – This neo-classical building has been developed into a world-class hotel comprising 400 rooms and suites, with a modern commercial complex beside it at the seafront. Located at the heart of the Central Business District, The Fullerton Singapore offers 5-star hotel accommodation in Singapore and enjoys high occupancy.

(1) LAND BANK

Total land bank of 17 million square feet

As at 30th June 2002, the land bank of Sino Group increased to 17 million square feet from 15 million square feet in the previous financial year due to new site acquisitions mainly for residential development. The Group's land bank comprises a well-diversified portfolio of properties: residential (39%), commercial (34%), industrial (14%), car parks (9%) and hotels (4%). Most of the residential developments currently under construction are located in popular locations throughout the territory and are conveniently served by various modes of transportation including railway and subway lines. Sports, recreational and entertainment facilities are also available in the clubhouses.

During the financial year, the Group acquired 7 plots of land located in fast growing new towns in Hong Kong and a 19% interest in a commercial project in Shanghai thereby increasing the land bank by about 2.6 million square feet of attributable gross floor area. The Group's commercial buildings and car parks are mainly held for long-term investment, generating a stable stream of recurrent income for the Group. The following table shows the breakdown of the Group's land bank as at 30th June, 2002.

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	3,258,813	1,408,322	469,649	1,112,610	—	6,249,394	37%
Kowloon	1,506,067	2,002,435	1,927,999	391,452	—	5,827,953	34%
China and Singapore	1,241,428	1,226,386	—	—	466,423	2,934,237	17%
Hong Kong Island	666,513	1,059,745	—	53,602	165,506	1,945,366	12%
Total:	**6,672,821**	**5,696,888**	**2,397,648**	**1,557,664**	**631,929**	**16,956,950**	**100%**
Percentage	39%	34%	14%	9%	4%	100%	

(1) LAND BANK *(Continued)*

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Completed Investment Properties	254,736	3,878,813	1,936,080	1,409,372	631,929	8,110,930	48%
Development for Sale	5,591,942	1,089,032	—	148,292	—	6,829,266	40%
Completed Properties for Sale	659,303	37,753	461,568	—	—	1,158,624	7%
Development for Investment	166,840	691,290	—	—	—	858,130	5%
Total:	**6,672,821**	**5,696,888**	**2,397,648**	**1,557,664**	**631,929**	**16,956,950**	**100%**
Percentage	39%	34%	14%	9%	4%	100%	

Land Bank – Breakdown by Usage
(As at 30th June)


Million Square Feet
18
16
14
12
10
8
6
4
2
0
16.1
0.6
1.4
3.0
5.2
5.9
15.2
0.7
1.5
2.6
4.9
5.5
14.9
0.7
1.5
2.6
4.9
5.2
15.0
0.7
1.6
2.2
5.4
5.1
17.0
0.7
1.6
2.4
5.7
6.6
1998
1999
2000
2001
2002
Hotel
Car Park
Industrial
Commercial
Residential

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR

Central Park and Olympian City 2 (42.5% owned)
18 Hoi Ting Road, MTR Olympic Station, Kowloon

These two properties are part of the developments on Site B of the MTR Olympic Station in West Kowloon, a massive section of reclaimed land from Victoria Harbour. This development is only 5 minutes from Central and about 18 minutes to Chek Lap Kok airport on the MTR's Tung Chung Line.

Site A (consisting of three office towers), Site C (consisting of Island Harbourview residential towers, Olympian Tower and Olympian City 1 retail mall) and the first phase of Site B (Park Avenue residential towers) are completed. Over 90% of the flats in Island Harbourview and Park Avenue have been sold. Olympian Tower has been sold to a major banking group as operation centre during the financial year. Olympian City 1, in which the Group has 30% interest, has maintained high occupancy.





Olympian City 2 has attracted a large pedestrian flow since opening.

The second phase of Site B (consisting of 1,312-units in Central Park residential towers and 511,287 square feet of retail space in Olympian City 2) was completed during the fourth quarter of 2001. The majority of units in Central Park have been sold. Olympian City 2, with 3 levels of shopping, 80,000 square feet of open piazza and about 200 retail outlets, offers a wide spectrum of consumer choices, cuisine and entertainment. The mall is also equipped with numerous plasma televisions and project screens, and a large outdoor LED screen to provide visual entertainment and other information to visitors. To further enhance pedestrian flow and popularity of the mall, promotional activities such as fashion shows, singing, dance and martial arts performances have been organised regularly. The mall achieved high occupancy throughout the year.

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong

This 26-storey building located in Kwun Tong is 3 minutes walk from the MTR Kwun Tong Station. The property has been retained for investment purpose. The project was completed in November 2001 and its occupancy rate is satisfactory.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES

Sky Horizon (100% owned)
IL8921, 35 Cloud View Road, North Point, Hong Kong

This site is located in the prestigious residential area of Braemar Hill, close to the shopping district of Causeway Bay and the Central Business District. This residential development will yield 108 units of high-quality-finish flats with each unit offering a panoramic view of Victoria Harbour. Construction is expected to be completed by December 2002.

Grand Regentville (100% owned)
FSSTL195, 9 Wo Mun Street, Fanling, New Territories

This 384,175 square feet development, will yield 662 residential units, 71,462 square feet of commercial space and 148,292 square feet of parking space. While construction will be completed by September 2002, over 90% of the residential units have been pre-sold.

Horizon Place (100% owned)
KCTL 480, 100 Kwai Luen Road, Kwai Chung, New Territories

Located in the fast growing district of Kwai Chung, the development will be easily accessible by a wide range of public transportation and yield 372 residential units with a total gross floor area of 201,607 square feet. Although construction will be completed in September 2002, the majority of units were pre-sold during the financial year.



Horizon Place in Kwai Chung received an enthusiastic response from the market when it was launched.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Ocean View (100% owned)
STTL 481, 1 Po Tai Street, Area 77, Ma On Shan, New Territories



Units of Ocean View, Ma On Shan, were virtually sold out.



The site is located in one of the fastest growing new towns and can be accessed by various transport modes including the upcoming Ma On Shan Rail scheduled for completion in 2004. Ocean View is a 'green building' incorporating a number of environmentally friendly features like balconies, material recovery room on each floor, natural ventilated car parks, outdoor solar lighting systems in addition to a vast outdoor greenery and landscaped podium garden. Upon completion in the third quarter of 2003, this development will provide about 900 residential flats and approximately 110,000 square feet of indoor and outdoor clubhouse facilities. Over 98% of the units were pre-sold during the year.

St Andrews Place (100% owned)
Lot No. 943 in D.D.94, 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories

This unique low-density development is situated in an exquisite area embracing the Hong Kong Golf Club and HKJC Beas River Country Club. It consists of 26 quality detached houses with individual carport. The foundation work has been laid and construction of the superstructure is under way with plans for completion in March 2003.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

The Cliveden and The Cairnhill (50% and 25% owned respectively)
Tsuen Wan Area 40, Lot No. 404 and Lot No. 395, New Territories

These two sites are located at the mid-levels of Tai Mo Shan overlooking a panoramic vista incorporating Tsuen Wan, Tsing Ma Bridge and Kap Shui Mun. Upon completion in 2003, the developments will provide in excess of 1 million square feet of residential space with about 980 luxurious flats. The developments are scheduled for completion in the second half of 2003.

Palace on the Park (30% owned)
KIL 11118, 16 Wylie Road, King's Park, Kowloon

Located in one of the prime residential areas of Kowloon, the site will be developed into a top class luxurious residential estate with 700 flats and a 3-storey clubhouse/car park podium. The development is scheduled for completion in the first quarter of 2004.

Majestic Gardens (100% owned)
Lot No. 2051 and 2052 in Demarcation District No. 121
Ping Chuk Lane, Ping Shan, Yuen Long, New Territories

The site is located in Ping Shan adjacent to the Light Rail's Tong Fong Station. The plan is to build a low-rise residential compound with a total of 299 flats and 1,870 square feet of retail space. Foundation and piling works are being carried out and the project is due for completion in September 2003.

Tseung Kwan O Site (60% owned)
TKOTL 24, MTR Hang Hau Station Development, Tseung Kwan O, New Territories

In June 2002, the Group was awarded the tender to develop a 193,365 square feet site over the MTR Hang Hau Station, which was opened on 18th August, 2002. The jointly developed project by the Group and Kerry Properties Limited is to build 2,134 flats in 6 towers by August 2004. The foundation and piling works have been completed.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Piper's Hill Site (33.3% owned)
NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, will provide 88 luxurious low-rise and low-density residential apartments with views overlooking Kowloon Peninsula. Demolishing work of the existing government quarters is being carried out. Construction is expected to be completed by December 2004.

Sham Tseng Site (50% owned)
Lot No. 214 in D.D.387 Sham Tseng, New Territories

The development has about 256 residential units in 2 towers with a total gross floor area of 177,335 square feet, overlooking the panoramic view of Ma Wan Channel and Tsing Ma Bridge. Completion is expected to be in September 2004.

Tuen Mun Site (100% owned)
TMTL 432, Area 16, Hoi Chu Road, Tuen Mun, New Territories

Located in one of the fastest growing and dense new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means. The site is surrounded by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. The project will offer 552 residential flats and 37,835 square feet of retail space. Completion is expected in December 2004.

West Kowloon Site (100% owned)
KIL 11158, Hoi Fai Road, West Kowloon Reclamation, Kowloon

The site is located at the waterfront of West Kowloon Reclamation and adjacent to Island Harbourview and is about a 5-minute walk from the MTR Olympic Station. As it is close to the Sino Land development at the MTR Olympic Station, the Group can enjoy synergy and economies of scale in terms of project management and marketing. Upon the scheduled completion in May 2005, approximately 1,176 residential flats and 112,483 square feet of shopping mall will be provided.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

The Beacon Hill (33.3% owned)
NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon

The site is close to the City University of Hong Kong and within walking distance from the MTR and KCR Kowloon Tong Station. The Beacon Hill offers 288 residential flats and 19 luxurious townhouses with a full range of clubhouse facilities. The development will be completed in May 2005.

Tsuen Wan Town Centre Redevelopment (100% owned)
Tsuen Wan

The Group received a joint venture contract from Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site in July 2002. The site is opposite the Tsuen Wan City Hall and about a 5-minute walk from the MTR Tsuen Wan Station and a 10-minute walk from Tsuen Wan West Station on KCR West Rail which is due for completion in 2003. A total of 1,904 residential flats in 7 towers with total gross floor area of approximately 1.2 million square feet and 245,419 square feet of retail space are expected to be built. This project will be completed in 2006.

Embassy Row (100% owned)
8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories
DD92L2543

This unique low-density development is located on a scenic Sheung Shui country estate adjacent to The Hong Kong Golf Club and HKJC Beas River Country Club. It will consist of 53 quality detached country style houses with 74 car-parking spaces. The development is expected to be completed in January 2004.

Commercial Square (50% owned)
NKIL 5846, 12 Kai Shun Road, Kowloon Bay, Kowloon

This office redevelopment project located next to the East Kowloon Expressway was formerly known as Ahafa Cargo Centre and is about an 8-minute walk from the MTR Kowloon Bay Station. On completion, the project will yield an attributable gross floor area of 413,570 square feet. The targeted completion date is December 2003.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Raffles City Shanghai (19% owned)
Plot 105 A & B, 228 Xizang Road, Central,
Huangpu District, Shanghai

The 46-storey prime office tower is located in the central business area of Huangpu District. The site covers 163,624 square feet and upon scheduled completion in December 2003, a total of 1.35 million square feet of gross floor area will be built. With the PRC's accession to the World Trade Organisation it is anticipated that increased investments and economic growth will provide reasonable return to the Group.

(4) INVESTMENT PROPERTIES

8.1 million square feet of investment properties with diversified uses

The Group's completed investment portfolio was 8.1 million square feet in the financial year, comprising properties of diversified usage:

Use	Percentage
Office/Commercial	48%
Industrial	24%
Car parks	17%
Hotels	8%
Residential	3%

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue has been stable at HK$1,106 million for this financial year.

The Group's investment property portfolio, including its attributable share in associated companies, is as follows:

Investment Portfolio

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area
			(Gross Floor Area in Square Feet)			
Completed Investment Properties	254,736	3,878,813	1,936,080	1,409,372	631,929	8,110,930
Development for Investment	166,840	691,290	—	—	—	858,130
Total:	**421,576**	**4,570,103**	**1,936,080**	**1,409,372**	**631,929**	**8,969,060**

(4) INVESTMENT PROPERTIES *(Continued)*

Gross Rental Income
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)


(HK$ Million)
1,400
1,200
1,000
800
600
400
200
0
1,207
1,055
1,038
1,115
1,106
1998
1999
2000
2001
2002
Year

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space with more than 80 retail outlets over three levels and in excess of 1,200 car parks with restaurants offering a rich array of consumer choices. The ground floor is an air-conditioned public interchange equipped with digital electronic displays of transport information. The public transport interchange is serviced by more than 20 bus routes that commute between popular locations across the Territory. The mall not only features fine retail but also the relaxed appeal of a waterfront ambience and spacious corridors looking out over Victoria Harbour. The mall enjoys high occupancy.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of industries and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The Occupation Permit was issued in December 2000.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular eateries nearby.

The Fullerton Singapore and One Fullerton (100% owned)
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Business District and on the seafront. It was re-developed into a prestigious, world-class, 5-star hotel with 400 rooms and suites and linked by a subway to its adjacent commercial complex on the seafront. The project was completed in December 2000 and very well received. The hotel has been admitted to Condé Nast Traveller's sixth annual 2002 Hot List of the world's top new hotels and also received several awards such as the Urban Redevelopment Authority of Singapore Architectural Heritage Award 2001, Singapore Institute of Architects Architectural Design Award 2001 and MIPIM Award 2002. It has been rated as one of the World's Most Prestigious Hotels (2002) in the Institutional Investor 22nd Annual World's Best Hotels Survey.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia and the tallest reinforced concrete building in the world. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. It is located next to the Hong Kong Convention & Exhibition Centre. Its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and is fully let.

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon

China Hong Kong City, a development of 2.6 million square feet incorporating retail, offices, hotel, bus and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and port facilities for the China Ferry Terminal has made it to be known as the 'Golden Gateway to China'. With a continued growth in traffic between Hong Kong and China's coastal cities, the pedestrian flow in the complex has experienced reasonable growth, underpinning good business opportunity for the retail tenants. The complex enjoys an overall satisfactory occupancy.

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building has become a popular office premise for trading and manufacturing companies. The Tsim Sha Tsui Extension on the KCR East Rail Extensions due for completion in 2004 and Tsim Sha Tsui Promenade Beautification Scheme will further boost traffic flow to the area. The occupancy rate for this property is satisfactory.

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories

In the fourteen years since its completion, Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the light rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transit system that links the western New Territories. The exterior of Tuen Mun Town Plaza underwent a major renovation programme during the year. The new design gives a refreshing and radiant new outlook, and depicts a modern life style. The complex is fully leased with a stable rental income contribution to the Group.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major retail-shopping complex on Hong Kong Island side and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region. Notwithstanding a short-term impact resulting from the events on 11th September 2001 in the United States, the hotel has maintained satisfactory occupancy.

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and will incorporate a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet of office space and a 32,500-square-foot shopping podium.

Omega Plaza (100% owned)
32 Dundas Street, Kowloon

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium.

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of the revitalised suburb of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained satisfactory occupancy.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. With a high proportion of retail tenants, the building enjoys satisfactory occupancy.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping/restaurant/office podium and a basement car-park.

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of Tsuen Wan Industrial Zone and close to the Kwai Chung terminals. The property enjoys high occupancy.

(6) CHINA MARKET

The Group has adopted a prudent policy and focused approach to managing its investments in Mainland China following the successful completion and marketing of the first development, Beverly Garden in Xiamen. The Group has 9 major developments in prime locations of Shanghai, Xiamen, Fuzhou and Guangzhou with a total developable and attributable gross floor area of 2.4 million square feet. Investments in the Mainland are mainly residential developments that will be constructed in phases to cater to the needs of the respective markets.

The overall land cost and carrying cost of these projects are low. Hence, the management believes that these projects will generate reasonable earnings in the long term.

(7) CORPORATE FINANCE AND PUBLIC AFFAIRS

Strong balance sheet position

With a steady recurrent income base from the property investment portfolio and proceeds from the sales of units in Park Avenue, Central Park, Island Resort, all retail shops in Sino Centre, all units in The Hacienda, and pre-sale of four new residential projects namely Grand Regentville, Horizon Place, Sky Horizon and Ocean View, the Group has maintained a sound financial position with healthy cash-flow. Gearing ratio has been decreased to 23.8%. The Group has retired a total of HK$4.2 billion debts during the year.

(7) CORPORATE FINANCE AND PUBLIC AFFAIRS (Continued)

The Group affirms its commitments in maintaining a high degree of corporate transparency as well as good communication with banks and investors. The Corporate Finance and Public Affairs Departments have used different channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino-land.com) to disseminate information on the Group's latest development.

Sino Club has over 52,000 members

Sino Club, established in July 1997, has now grown to a membership base of over 52,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, the Club has bridged the gap with its members through newsletter, web site and e-mail. Efforts have also been put into focusing more on web-based channel for effective communications and to help protect the environment by saving paper. The members are offered a wide range of shopping and hospitality incentives at the Group's and Group-related malls and hotels in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and activities exclusively arranged for them. With more residential units and commercial space of the Group's properties to be marketed, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of the important management objectives, and an integral part of building professionalism and upholding excellence in service quality. During the year, the Group organised various types of training programmes for its employees as aids to enhance staff development and productivity. The Group has arranged a broad range of seminars and training in customer service, language, environmental conservation and information technology to strengthen their knowledge, skill and ultimately quality of service. Further, the Group has utilised many different channels including the Intranet and computer network to facilitate information flow and improve the efficiency of administrative management.



Sino Club organizes different regular fun-filled activities for the members, such as the 'Mangrove Tour in Chek Keng'. Participants are often many.

(8) PROPERTY MANAGEMENT

To upgrade service and maintain customers' satisfaction

As a vertically integrated company, the Group provides property management, cleaning, security, building maintenance and related services through its wholly-owned subsidiaries, Sino Estates Management Limited, Sino Estates Services Limited, Best Result Cleaning Services Limited, Sing-Ho Security Services Limited and its associated company, Sino Parking Services Limited. The property management portfolio will further expand in tandem with the accelerated property development programme of the Group. Currently, it manages about 139 estates including properties under the Group, other private estates and government shopping malls with an aggregate gross floor area of over 44 million square feet.

During 2001/2002, rapid progress was achieved in several areas. A comprehensive training programme covering all relevant aspects of property management, in particular, customer service and language courses were conducted on a regular basis. In January 2002, Sino Estates Management Limited launched the 'Property Management Academy', a one-year comprehensive and intensive programme with the aim of training university fresh graduates into all-round property managers. The trainees will be equipped with all necessary knowledge, principles and the best practices in relation to property management so as to ensure our professionalism and quality of service. On the strategic front, the management of the seven most important clusters of properties, namely, Tsim Sha Tsui Centre, Tuen Mun Town Plaza, Pacific Palisades, Hong Kong Gold Coast, China Hong Kong City, Olympian City 1 and 2 and Island Resort has been intensified through the appointment of Centre Managers. To cope with the expansion of property management operation and to meet the rising expectations of customers for quality service, the Group will continue to upgrade its services and strive to achieve quality property management services.

Sino Estates Management Limited successfully attained the management contract for six major Public Transport Interchanges under the Transport Department during the year. The 3-year contract will cover facility management, cleaning, maintenance and emergency arrangements for six Public Transport Interchanges on Hong Kong Island located at Island Resort, Exchange Square, United Centre, MTR Tin Hau Station, South Horizons and Tin Wan Estate. Sino Estates Management Limited shall continue to explore new business opportunities and extend its business scope to enhance shareholders' value.

(8) PROPERTY MANAGEMENT *(Continued)*

In addition to the awards in relation to environmental conservation mentioned earlier, Sino Estates Management Limited won several awards for some of the properties currently under its management. It was awarded Certificates of Merit of the 'Kowloon City Private Building Cleansing Competition' for the properties The Arcadia and The Astrid. The Arcadia was awarded the Champion of the 'Competition of the Maintenance of Fire Prevention Facilities'. Besides, The Astoria was named the 'Best Security Management Company Award' while The Arcadia and Majestic Park received 'Good Security Management Company Awards'. These all exemplify the efforts of Sino Estates Management Limited in the pursuit for service excellence.



Sino's Recyclable Wastes Collection Campaign.

During the financial year, Sino Parking Services Limited received a series of awards as well. It was titled '2001 Best Carpark Operator' by Hong Kong Housing Authority. Further to this, the company was awarded the title of 'Best Security Carpark' by Tuen Mun District Fight Crime Committee for the carpark in Hong Kong Gold Coast Shopping Mall to recognise its security control.

AUDITORS' REPORT

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 69 to 132 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 24th September, 2002

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2002

	NOTES	2002 HK$	2001 HK$ (As restated)
Turnover	4	**2,713,424,196**	1,489,814,712
Cost of sales		**(757,448,223)**	(155,799,941)
Direct expenses		**(471,559,745)**	(375,823,116)
		1,484,416,228	958,191,655
Other income		**61,262,686**	61,876,439
Unrealised holding loss on investments in trading securities		**(180,228,233)**	(102,399,270)
Impairment loss on investments in other securities		**(103,107,616)**	(6,856,943)
Loss on disposal of investments in other securities		**(129,255,068)**	—
Administrative expenses		**(391,787,588)**	(410,788,242)
Other operating expenses		**—**	(9,708,167)
Profit from operations	6	**741,300,409**	490,315,472
Finance income	7	**125,470,873**	286,696,502
Finance costs	8	**(505,914,014)**	(677,104,074)
Net finance costs		**(380,443,141)**	(390,407,572)
Share of results of associates	9	**(98,360,557)**	396,093,427
Profit on disposal of subsidiaries		**12,712,419**	—
Profit on disposal of associates		**69,611,638**	77,355,564
Profit before taxation		**344,820,768**	573,356,891
Taxation	12	**(89,775,703)**	(80,481,062)
Profit before minority interests		**255,045,065**	492,875,829
Minority interests		**7,742,631**	(1,194,007)
Net profit for the year	30	**262,787,696**	491,681,822
Dividends	13	**153,973,396**	258,408,120
Earnings per share	14		
Basic		**6.81 cents**	13.18 cents

BALANCE SHEETS

At 30th June, 2002

	NOTES	THE COMPANY 2002 HK$	THE COMPANY 2001 HK$ (As restated)	THE GROUP 2002 HK$	THE GROUP 2001 HK$ (As restated)
Non-current assets					
Investment properties	15	—	—	**14,448,546,536**	15,897,178,318
Hotel property	16	—	—	**1,154,228,706**	1,132,935,401
Property, plant and equipment	17	—	—	**80,221,262**	47,848,461
Interests in subsidiaries	18	**21,812,147,103**	22,835,429,138	—	—
Interests in associates	19	**591,401,221**	956,608,603	**11,813,274,134**	11,269,781,767
Investments in securities	20	**614,627,935**	588,767,279	**835,204,231**	954,512,951
Advances to investee companies	21	—	—	**78,651,026**	81,522,299
Other non-current assets		**300,000**	300,000	**300,000**	300,000
Long-term loans receivable	22	—	—	**692,615,355**	76,625,505
		23,018,476,259	24,381,105,020	**29,103,041,250**	29,460,704,702
Current assets					
Properties under development		—	—	**5,880,322,201**	3,610,082,598
Stocks of unsold properties	23	**1,356,914**	1,356,914	**291,156,405**	304,457,363
Hotel inventories		—	—	**21,946,321**	19,830,630
Investments in securities	20	**483,776,879**	661,613,025	**485,726,879**	664,163,025
Amounts due from associates		**350,742,779**	—	**2,174,700,180**	2,681,616,184
Accounts and other receivables	24	**5,908,281**	12,556,805	**726,740,336**	697,423,143
Deposit paid for purchase of land		—	—	**20,000,000**	—
Current portion of long-term loans receivable	22	—	—	**25,558,437**	2,787,496
Tax recoverable		—	—	**8,747,697**	—
Restricted bank deposits		—	—	**525,153,593**	379,598,772
Time deposits, bank balances and cash		**250,638**	539,827	**2,207,629,294**	277,015,301
		842,035,491	676,066,571	**12,367,681,343**	8,636,974,512
Current liabilities					
Accounts and other payables	25	**2,334,481**	10,701,246	**4,787,555,900**	745,051,393
Amounts due to associates		—	—	**230,728,920**	39,980,580
Taxation payable		—	—	**50,391,217**	36,018,536
Current portion of long-term unsecured bank loans	26	—	—	**31,198,800**	31,200,000
Current portion of long-term secured bank loans	26	—	—	**237,664,400**	202,000,000
Current portion of convertible bonds	26	—	1,122,351,591	—	1,117,630,457
Bank loans and overdrafts					
– secured		**5,564,000**	8,464,000	**315,564,000**	769,275,102
– unsecured		—	18,808,955	—	18,808,955
Other secured loans		**259,782,635**	341,090,746	**289,480,785**	417,007,894
		267,681,116	1,501,416,538	**5,942,584,022**	3,376,972,917
Net current assets (liabilities)		**574,354,375**	(825,349,967)	**6,425,097,321**	5,260,001,595
		23,592,830,634	23,555,755,053	**35,528,138,571**	34,720,706,297

BALANCE SHEETS *(Continued)*

At 30th June, 2002

	NOTES	THE COMPANY 2002 HK$	THE COMPANY 2001 HK$ (As restated)	THE GROUP 2002 HK$	THE GROUP 2001 HK$ (As restated)
Capital and reserves					
Share capital	29	**3,874,211,830**	3,860,583,211	**3,874,211,830**	3,860,583,211
Share premium and reserves	30	**19,713,990,756**	19,667,155,356	**21,844,351,257**	23,768,581,580
		23,588,202,586	23,527,738,567	**25,718,563,087**	27,629,164,791
Minority interests		**—**	—	**2,408,637**	22,188,838
Non-current liabilities					
Long-term borrowings – due after one year	26	**—**	—	**7,907,674,702**	6,304,241,814
Advances from associates	31	**2,949,302**	2,310,300	**1,704,050,548**	542,809,950
Advances from investee companies	32	**—**	—	**1,293,767**	73,641
Advances from subsidiaries	33	**1,678,746**	25,706,186	**—**	—
Advance from a minority shareholder	34	**—**	—	**194,147,830**	222,227,263
		4,628,048	28,016,486	**9,807,166,847**	7,069,352,668
		23,592,830,634	23,555,755,053	**35,528,138,571**	34,720,706,297

The financial statements on pages 69 to 132 were approved and authorised for issue by the Board of Directors on 24th September, 2002 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Benjamin LAM Yu Yee
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 30th June, 2002

	2002 *HK$*	2001 *HK$* *(As restated)*
Revaluation (deficit) surplus on investment properties	**(1,350,602,754)**	399,737,776
Share of revaluation deficit on investment properties of associates	**(319,709,648)**	(186,612,555)
Revaluation deficit on investments in securities	**(46,127,198)**	(216,767,062)
Exchange differences arising on translation of operations outside Hong Kong	**(7,409,687)**	10,215,468
Net (losses) gains not recognised in the consolidated income statement	**(1,723,849,287)**	6,573,627
Net profit for the year	**262,787,696**	491,681,822
Total recognised (losses) gains	**(1,461,061,591)**	498,255,449
Prior period adjustments arising for the effects of adoption of new and revised Statements of Standard Accounting Practice *(note 2)* *– increase in retained profits at 1st July, 2000*		330,206,913

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2002

	NOTES	2002 HK$	2001 HK$
Net cash inflow (outflow) from operating activities	36	**2,777,560,651**	(912,002,119)
Returns on investments and servicing of finance			
Dividends received from associates		**697,875,000**	217,285,000
Interest received		**125,470,873**	286,696,502
Interest paid		**(482,630,322)**	(756,766,426)
Dividends paid		**(44,202,085)**	(78,790,540)
Issue cost of convertible notes paid		**(37,565,291)**	—
Loan arrangement and commitment fees paid		**(13,877,865)**	(31,040,002)
Dividends paid to minority shareholders		**(1,600,000)**	(1,900,000)
Net cash inflow (outflow) from returns on investments and servicing of finance		**243,470,310**	(364,515,466)
Taxation			
Hong Kong Profits Tax paid		**(67,202,247)**	(94,373,684)
Investing activities			
Proceeds from disposal of investment properties		**656,127,000**	75,392,000
Proceeds from disposal of associates		**110,303,146**	77,253,982
Proceeds from disposal of investments in securities		**64,756,014**	—
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	37	**43,054,537**	—
Repayments from investee companies		**2,871,273**	10,190,203
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	38	**1,658,544**	(79,998,653)
Proceeds from disposal of property, plant and equipment		**313,974**	975,734
Advances to associates		**(1,790,391,120)**	(992,433,301)
(Advance to) repayment of long-term loans receivable		**(638,760,791)**	75,143,753
Increase in restricted bank deposits		**(145,554,821)**	(25,336,371)
Acquisition of an unsecured loan from a former fellow subsidiary of a subsidiary		**(96,558,776)**	—
Purchase of investment properties		**(51,224,049)**	(24,414,300)
Purchase of property, plant and equipment		**(50,808,296)**	(39,409,386)
Purchase of investments in securities		**(44,773,608)**	(232,127,724)
Acquisition of associates		**(34,633,380)**	(701,142)
Additions of hotel property		**(21,293,305)**	—
Deposit paid for purchase of land		**(20,000,000)**	—
Acquisition of a shareholder loan from a former shareholder of a subsidiary		**—**	(19,792,891)
Net cash outflow from investing activities		**(2,014,913,658)**	(1,175,258,096)
Net cash inflow (outflow) before financing carried forward		**938,915,056**	(2,546,149,365)

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

For the year ended 30th June, 2002

	NOTE	2002 HK$	2001 HK$
Net cash inflow (outflow) before financing brought forward		**938,915,056**	(2,546,149,365)
Financing	40		
New secured bank loans		**2,584,530,587**	2,506,092,069
Issue of convertible notes		**1,500,000,000**	—
Advances from associates		**1,161,240,598**	63,881,115
Advance from a minority shareholder		**9,621,415**	10,546,817
Advances (repayments of advances) from investee companies		**1,220,126**	(496,393)
Repayments of bank loans		**(3,019,296,631)**	(656,027,234)
Redemption of convertible bonds		**(1,168,401,969)**	(1,686,735,785)
Repurchase of own shares		**(57,599,045)**	(4,868,553)
Shares issue expenses		**(60,100)**	(14,761,873)
Issue of new shares		**—**	783,000,000
Net cash inflow from financing		**1,011,254,981**	1,000,630,163
Increase (decrease) in cash and cash equivalents		**1,950,170,037**	(1,545,519,202)
Cash and cash equivalents brought forward		**249,742,346**	1,801,890,845
Effect of foreign exchange rate changes		**2,152,911**	(6,629,297)
Cash and cash equivalents carried forward		**2,202,065,294**	249,742,346
Analysis of the balances of cash and cash equivalents			
Time deposits, bank balances and cash		**2,207,629,294**	277,015,301
Bank overdrafts		**(5,564,000)**	(27,272,955)
		2,202,065,294	249,742,346

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30th June, 2002

1. GENERAL

The Company is a listed public limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited ("TST Properties"), a public limited company incorporated and listed in Hong Kong.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in note 45.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosures reported for the current and prior years.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 30th June, 2001 have been amended so that they are presented on a consistent basis.

Goodwill

In the current year, the Group adopted SSAP 30 "Business combinations" and has elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation in respect of goodwill between the date of acquisition of the relevant associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill arising on the acquisition of the associate is included within the carrying amount of the associate. Goodwill is amortised over its estimated useful life on a straight line basis of 20 years.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

Accounting for investments in subsidiaries and associates

In the current year, the Company adopted SSAP 32 "Consolidated financial statements and accounting for investments in subsidiaries" and SSAP 10 (Revised) "Accounting for investments in associates" and has elected to carry its investments in subsidiaries and associates at cost. Accordingly, investments in subsidiaries and associates carried at revalued amount in prior years have been restated at cost.

The financial effect of the adoption of the new and revised accounting policies described above is summarised below:

	THE GROUP		THE COMPANY	
	Retained profits HK$	Goodwill reserve HK$	Retained profits HK$	Investment revaluation reserve HK$
Balance at 1st July, 2000				
As originally stated	6,959,756,314	—	10,201,640,648	3,515,773,881
Derecognition of liability for final dividend for the year ended 30th June, 2000	181,495,097	—	181,495,097	—
Reclassification of goodwill reserve previously written off against retained profits to interests in associates	185,889,768	(185,889,768)	—	—
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	(37,177,952)	185,889,768	—	—
Restatement of investments in subsidiaries and associates at cost	—	—	—	(3,515,773,881)
As restated	7,289,963,227	—	10,383,135,745	—

The effect of these changes in accounting policies on the results for the current and prior years of the Group is as follows:

	2002 HK$	2001 HK$
Amortisation of goodwill	**9,294,488**	9,294,488

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition over the cost of acquisition. Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus goodwill paid on acquisition in so far as it has not already been amortised, less any identified impairment loss.

In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/or management accounts made up to 30th June in each year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in the profit or loss for the year. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in the profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Investment properties *(Continued)*

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is 20 years or less.

Hotel property

Hotel property is stated at cost and no depreciation is provided on hotel property held on leases of more than 20 years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly, the Directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Computer systems	20%
Furniture, fixtures and equipment	10% – 20%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Properties under development

Properties under development which are developed for sale are included in current assets at the lower of cost or carrying value and estimated net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average cost method.

Other non-current assets

Other non-current assets represent club memberships and are stated at cost less any identified impairment loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the year in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Deferred loan arrangement fees

Deferred loan arrangement fees represent expenses incurred in obtaining long-term secured bank loans facilities. Such expenses are deferred and amortised to the income statement over the repayment term of the loan on a straight line basis to provide a constant periodic rate of charge.

Convertible bonds/notes

Convertible bonds/notes are stated at the aggregate of the net proceeds from the issue plus finance costs provided.

The net proceeds represent the amount received on the issue of the convertible bonds/notes after deduction of direct issue costs. Direct issue costs are amortised to the income statement on a straight line basis over the period from the date of issue to the date on which the bondholders/noteholders can exercise their redemption option (the "bondholders'/noteholders' redemption date"). If any of the convertible bonds/notes are purchased and cancelled, redeemed or converted prior to the bondholders'/noteholders' redemption date, any remaining unamortised costs attributable to the convertible bonds/notes purchased will be written off immediately to the income statement.

Finance costs represent the premium that is to be paid to the bondholders/noteholders' upon redemption on or before the bondholders'/noteholders' redemption date. The estimated premium is provided for at a constant rate over the period when the bondholders'/noteholders' redemption option is outstanding and is charged to the income statement. If any of the convertible bonds/notes are purchased and cancelled prior to the bondholders'/noteholders' redemption date, any provision of such redemption premium in previous years in respect of the convertible bonds/notes purchased or converted will be taken to the income statement.

The gain or loss on purchase of convertible bonds/notes, representing the difference between the consideration paid and the nominal value of the convertible bonds/notes purchased, is recognised in the income statement.

Revenue and profit recognition

(a) Revenue and profit on the sales of properties are recognised upon completion of the sale agreements or transfer of risk and reward of ownership, whichever is earlier.

(b) Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(c) Sales of listed investments are recognised when the title of the investment is transferred and the buyer takes legal possession of the investment.

(d) Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue and profit recognition *(Continued)*

(e) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(f) Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

(g) Where properties are sold under deferred terms, the difference between the sale prices with and without such terms is treated as deferred interest income and is released to the income statement on a straight line basis over the repayment period commencing from the completion of the relevant sales agreements.

(h) Dividend income from investments is recognised when the Group's rights to receive payment have been established.

(i) Hotel income is recognised when services are provided.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the approximate rate of exchange ruling on the dates of transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated into Hong Kong dollars at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations outside Hong Kong which are denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Retirement benefits costs

The retirement benefits costs charged in the income statement represent the contributions payable in respect of the current year to the Group's Mandatory Provident Fund Scheme.

4. TURNOVER

	2002 *HK$*	2001 *HK$*
Gross rental income from properties	**831,481,466**	801,824,816
Sales of investment properties	**656,127,000**	75,392,000
Sales of properties held for sale	**587,750,561**	81,363,200
Building management and service fee income	**385,110,443**	351,342,834
Hotel operations	**201,616,565**	99,076,418
Dividend income		
listed investments	**27,534,104**	42,244,406
unlisted investments	**11,279,034**	24,269,679
Sales of investments in trading securities	**6,724,176**	1,717
Interest income from loans receivable	**5,800,847**	14,299,642
	2,713,424,196	1,489,814,712

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

INCOME STATEMENT

For the year ended 30th June, 2002

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	831,481,466	—	—	—	—	—	831,481,466
Property sales	1,243,877,561	—	—	—	—	—	1,243,877,561
Hotel operations	—	—	—	201,616,565	—	—	201,616,565
Management services	49,886,540	—	—	—	335,223,903	—	385,110,443
Share investment and dealing	—	45,537,314	—	—	—	—	45,537,314
Financing	—	—	5,800,847	—	—	—	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	—	2,713,424,196
Other income	23,846,900	7,813,949	489,884	2,268,699	26,843,254	—	61,262,686
Inter-segment sales *	—	—	—	—	20,656,524	(20,656,524)	—
Total revenue	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
SEGMENT RESULT	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	—	1,545,678,914
Unallocated corporate expenses							(804,378,505)
Profit from operations							741,300,409
Net finance costs							(380,443,141)
Share of results of associates	(134,887,334)	(2,679,732)	(483,968)	42,883,500	(3,193,023)	—	(98,360,557)
Profit on disposal of subsidiaries							12,712,419
Profit on disposal of associates							69,611,638
Profit before taxation							344,820,768
Taxation							(89,775,703)
Profit before minority interests							255,045,065
Minority interests							7,742,631
Net profit for the year							262,787,696

** Inter-segment sales were charged on a percentage of costs incurred as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

BALANCE SHEET

At 30th June, 2002

	Property *HK$*	Security *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$*
ASSETS						
Segment assets	24,222,340,539	1,410,918,791	1,468,283,402	1,310,025,379	1,245,880,348	29,657,448,459
Interests in associates	11,085,759,297	(1,500,652)	(1,210,607)	767,547,348	(37,321,252)	11,813,274,134
Consolidated total assets						41,470,722,593
LIABILITIES						
Segment liabilities	6,507,020,776	7,266,997	75,138,315	276,384,585	102,357,509	6,968,168,182
Borrowings						
Segment	4,553,491,086	469,945,716	—	733,072,600	—	5,756,509,402
Corporate						1,559,917,630
Convertible notes						1,465,155,655
Consolidated total liabilities						15,749,750,869

OTHER INFORMATION

For the year ended 30th June, 2002

	Property *HK$*	Security *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$*
Amortisation of goodwill	308,611	—	—	8,985,877	—	9,294,488
Capital additions	393,734	—	—	44,172,750	6,241,812	50,808,296
Depreciation	263,366	889,083	—	9,277,978	7,623,140	18,053,567
Hotel property additions	—	—	—	21,293,305	—	21,293,305
Investment property additions	148,224,049	—	—	—	—	148,224,049
Unrealised holding loss on investments in trading securities	—	180,228,233	—	—	—	180,228,233

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

INCOME STATEMENT

For the year ended 30th June, 2001

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	801,824,816	—	—	—	—	—	801,824,816
Property sales	156,755,200	—	—	—	—	—	156,755,200
Hotel operations	—	—	—	99,076,418	—	—	99,076,418
Management services	45,432,228	—	—	—	305,910,606	—	351,342,834
Share investment and dealing	—	66,515,802	—	—	—	—	66,515,802
Financing	—	—	14,299,642	—	—	—	14,299,642
	1,004,012,244	66,515,802	14,299,642	99,076,418	305,910,606	—	1,489,814,712
Other income	17,704,891	2,376,459	2,751,040	—	39,044,049	—	61,876,439
Inter-segment sales *	—	—	—	—	18,403,860	(18,403,860)	—
Total revenue	1,021,717,135	68,892,261	17,050,682	99,076,418	363,358,515	(18,403,860)	1,551,691,151
SEGMENT RESULT	705,639,480	68,693,860	17,050,682	41,820,173	186,863,899	—	1,020,068,094
Unallocated corporate expenses							(529,752,622)
Profit from operations							490,315,472
Net finance costs							(390,407,572)
Share of results of associates	336,379,033	179,858	(2,254,191)	53,400,000	8,388,727	—	396,093,427
Profit on disposal of associates							77,355,564
Profit before taxation							573,356,891
Taxation							(80,481,062)
Profit before minority interests							492,875,829
Minority interests							(1,194,007)
Net profit for the year							491,681,822

* *Inter-segment sales were charged on a percentage of costs incurred as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

BALANCE SHEET

At 30th June, 2001

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
ASSETS						
Segment assets	22,862,333,994	1,697,720,903	356,438,686	1,331,611,398	579,792,466	26,827,897,447
Interests in associates	10,582,946,251	10,653,104	(725,965)	708,830,666	(31,922,289)	11,269,781,767
Consolidated total assets						38,097,679,214
LIABILITIES						
Segment liabilities	1,331,482,566	11,605,888	84,091,281	57,788,898	101,192,730	1,586,161,363
Borrowings						
Segment	4,929,212,552	444,280,849	—	696,235,500	—	6,069,728,901
Corporate						1,672,804,864
Convertible bonds						1,117,630,457
Consolidated total liabilities						10,446,325,585

OTHER INFORMATION

For the year ended 30th June, 2001

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
Amortisation of goodwill	308,611	—	—	8,985,877	—	9,294,488
Capital additions	1,008,631	570,077	—	23,948,048	13,895,397	39,422,153
Depreciation	190,159	1,092,644	—	4,325,098	6,940,472	12,548,373
Investment property additions	229,164,300	—	—	—	—	229,164,300
Unrealised holding loss on investments in trading securities	—	102,399,270	—	—	—	102,399,270

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong.

6. PROFIT FROM OPERATIONS

	2002 *HK$*	2001 *HK$*
Profit from operations has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration	**411,692,718**	364,935,137
Retirement benefits scheme contributions	**20,924,363**	25,745,392
Total staff costs	**432,617,081**	390,680,529
Amortisation of goodwill, included in administrative expenses	**9,294,488**	9,294,488
Auditors' remuneration	**1,575,611**	1,511,164
Cost of hotel inventories recognised	**24,307,804**	14,603,406
Depreciation	**18,053,567**	12,548,373
Loss on disposal of property, plant and equipment	**67,954**	326,956
Net exchange loss	**7,300,968**	11,498,834
Recognition of negative goodwill, included in administrative expenses	**(2,564,199)**	—

7. FINANCE INCOME

	2002 *HK$*	2001 *HK$*
Interest income on		
advances to associates	**84,176,147**	218,363,343
advances to investee companies	**7,016,695**	7,677,945
bank deposits	**34,278,031**	60,655,214
	125,470,873	286,696,502

8. FINANCE COSTS

	2002 HK$	2001 HK$
Interest on:		
bank loans and overdrafts wholly repayable within five years	**179,926,518**	254,296,439
other loans wholly repayable within five years	**253,821,900**	365,425,121
convertible bonds/notes	**35,139,814**	85,929,103
Provision for premium on redemption of convertible bonds	**47,927,392**	82,559,737
Amortisation of issue costs of convertible bonds/notes	**5,565,066**	13,500,734
Amortisation of loan arrangement fees	**22,031,730**	17,484,118
Commitment fees	**3,040,601**	6,882,671
	547,453,021	826,077,923
Less: Amounts capitalised to properties under development	**(41,539,007)**	(148,973,849)
	505,914,014	677,104,074

9. SHARE OF RESULTS OF ASSOCIATES

For the year ended 30th June, 2002, no impairment loss was recognised for stock of unsold properties of associates by the Group (2001: impairment loss of HK$300,000,000).

10. DIRECTORS' REMUNERATION

	2002 *HK$*	2001 *HK$*
Directors' fees:		
Executive Directors	**170,000**	200,000
Independent Non-executive Directors	**120,000**	120,000
	290,000	320,000
Other emoluments:		
Executive Directors		
Salaries and other benefits	**25,645,602**	28,244,236
Contributions to retirement benefits scheme	**118,000**	164,219
	26,053,602	28,728,455

The remuneration of the Directors was within the following bands:

HK$	Number of Directors 2002	2001
Nil – 1,000,000	**2**	3
1,000,001 – 1,500,000	**1**	—
2,500,001 – 3,000,000	**1**	2
3,500,001 – 4,000,000	**1**	1
4,000,001 – 4,500,000	**3**	1
4,500,001 – 5,000,000	**—**	2
5,000,001 – 5,500,000	**1**	1

11. EMPLOYEES' EMOLUMENTS

The five highest paid individuals of the Group for the year ended 30th June, 2002 and 2001 were all Executive Directors of the Company and details of their emoluments are included in note 10 above.

For the year ended 30th June, 2002 and 2001, no emoluments were paid by the Group to these five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

12. TAXATION

	2002 *HK$*	2001 *HK$*
The charge comprises:		
Hong Kong Profits Tax		
Provision for the year	**73,229,538**	48,446,702
(Over)under-provision in previous years	**(105,468)**	21,357,935
Taxation attributable to the Company and its subsidiaries	**73,124,070**	69,804,637
Share of taxation attributable to associates Hong Kong Profits Tax	**16,651,633**	10,676,425
	89,775,703	80,481,062

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Details of the potential deferred tax credit not provided for in the year are set out in note 35.

13. DIVIDENDS

	2002 HK$	2001 HK$
Final dividend paid for the year ended 30th June, 2001: HK2 cents (2000: HK5 cents) per share	**76,821,664**	181,495,097
Interim dividend paid for the year ended 30th June, 2002: HK2 cents (2001: HK2 cents) per share	**77,151,732**	76,913,023
	153,973,396	258,408,120

During the year, scrip dividends were offered in respect of the 2001 final and 2002 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	2002 Interim HK$	2001 Final HK$
Dividends:		
Cash	**20,958,417**	23,243,668
Scrip alternatives	**56,193,315**	53,577,996
	77,151,732	76,821,664

A final dividend of HK2 cents per share for the year ended 30th June, 2002 (2001: HK2 cents) has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$262,787,696 (2001: HK$491,681,822) and on the weighted average number of 3,857,495,004 (2001: 3,729,997,313) ordinary shares in issue throughout the year.

No diluted earnings per share has been compiled and presented for the years ended 30th June, 2002 and 2001 as the effect of the assumed conversion of the Group's outstanding convertible bonds/notes would result in an increase in net profit per share.

The adjustment to comparative basic earnings per share, arising from the effects of adoption of new and revised SSAPs as shown in note 2 above, is as follows:

	HK cents
Reconciliation of basic earnings per share for the year ended 30th June, 2001	
Reported figure before adjustments	13.43
Adjustments arising from adoption of SSAP 30	(0.25)
Restated figure	13.18

15. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases *HK$*	Investment properties in Hong Kong held under medium-term leases *HK$*	Investment property in Singapore held under a long lease *HK$*	Total *HK$*
THE GROUP				
VALUATION				
At 1st July, 2001	1,801,000,000	13,747,158,040	349,020,278	15,897,178,318
Transfer from properties under development	—	493,574,677	—	493,574,677
Acquisition of a subsidiary	—	97,000,000	—	97,000,000
Additions	—	42,769,986	8,454,063	51,224,049
Disposal of subsidiaries	—	(28,000,000)	—	(28,000,000)
Disposals	(473,000,000)	(208,827,528)	—	(681,827,528)
Exchange difference	—	—	9,611,203	9,611,203
Deficit on revaluation	(318,000,000)	(1,052,057,455)	(20,156,728)	(1,390,214,183)
At 30th June, 2002	**1,010,000,000**	**13,091,617,720**	**346,928,816**	**14,448,546,536**

The investment properties of the Group located in Hong Kong and in Singapore are stated at independent professional valuations on an open market value basis at 30th June, 2002 given by Chesterton Petty Limited, Chartered Surveyors, and Knight Frank Pte. Ltd, respectively. The net deficit on revaluation has been charged to the investment property revaluation reserve.

16. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease *HK$*
THE GROUP	
COST	
At 1st July, 2001	1,132,935,401
Additions	21,293,305
At 30th June, 2002	**1,154,228,706**

17. PROPERTY, PLANT AND EQUIPMENT

	Computer systems	Furniture, fixtures and equipment	Leasehold improvements	Motor vehicles	Plant and machinery	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP						
COST						
At 1st July, 2001	25,991,118	32,387,896	18,451,712	9,357,725	5,347,724	91,536,175
Additions	10,361,551	36,590,559	194,012	2,899,674	762,500	50,808,296
Disposals	(61,227)	(345,522)	(55,655)	(120,548)	(111,516)	(694,468)
At 30th June, 2002	**36,291,442**	**68,632,933**	**18,590,069**	**12,136,851**	**5,998,708**	**141,650,003**
DEPRECIATION						
At 1st July, 2001	12,623,778	5,939,113	13,389,880	7,857,369	3,877,574	43,687,714
Provided for the year	6,900,519	7,618,198	1,491,572	1,266,274	777,004	18,053,567
Eliminated on disposals	(11,988)	(139,395)	(18,965)	(120,548)	(21,644)	(312,540)
At 30th June, 2002	**19,512,309**	**13,417,916**	**14,862,487**	**9,003,095**	**4,632,934**	**61,428,741**
NET BOOK VALUES						
At 30th June, 2002	**16,779,133**	**55,215,017**	**3,727,582**	**3,133,756**	**1,365,774**	**80,221,262**
At 30th June, 2001	13,367,340	26,448,783	5,061,832	1,500,356	1,470,150	47,848,461

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$	*HK$*
		(As restated)
At cost, less impairment loss recognised	**41,698,663**	41,700,232
Advances to subsidiaries, less impairment losses recognised	**21,770,448,440**	22,793,728,906
	21,812,147,103	22,835,429,138

The advances to subsidiaries are unsecured and have no fixed repayment terms. Of the advances, HK$10,455,597,001 (2001: HK$8,545,021,005) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The carrying amount of the advances to subsidiaries is reduced to their recoverable amounts which is determined by reference to the fair value of the underlying assets of the respective subsidiaries. Accordingly, an impairment loss of HK$915,176,681 (2001: HK$1,294,736,722) has been recognised by the Company in the current year.

Particulars of the Company's principal subsidiaries at 30th June, 2002 are set out in note 45.

19. INTERESTS IN ASSOCIATES

	THE COMPANY		THE GROUP	
	2002	2001	**2002**	2001
	HK$	*HK$*	*HK$*	*HK$*
		(As restated)		*(As restated)*
Unlisted shares, at cost	**516,687,715**	538,571,229	**—**	—
Share of net assets	**—**	—	**2,563,270,441**	3,700,870,965
Goodwill *(Note)*	**—**	—	**130,122,840**	139,417,328
Negative goodwill *(Note)*	**—**	—	**(100,003,741)**	—
Advance to associates, less impairment losses recognised	**74,713,506**	418,037,374	**9,219,884,594**	7,429,493,474
	591,401,221	956,608,603	**11,813,274,134**	11,269,781,767

Note:

	THE GROUP	
	Goodwill	Negative goodwill
	HK$	*HK$*
GROSS AMOUNT		
At 1st July, 2001	185,889,768	—
Arising from issue of shares by the associate	—	(102,567,940)
At 30th June, 2002	**185,889,768**	**(102,567,940)**
AMORTISATION		
At 1st July, 2001	46,472,440	—
Charge for the year	9,294,488	—
Released for the year	—	(2,564,199)
At 30th June, 2002	**55,766,928**	**(2,564,199)**
CARRYING AMOUNT		
At 30th June, 2002	**130,122,840**	**(100,003,741)**
At 30th June, 2001	139,417,328	—

The amortisation period adopted for goodwill and negative goodwill is 20 years.

The investment properties of the Group's principal associates were valued at independent professional valuations on an open market value basis at 30th June, 2002 given by Chesterton Petty Limited, Chartered Surveyors. The carrying value shown above includes the Group's attributable share of the revaluation reserve.

19. INTERESTS IN ASSOCIATES *(Continued)*

The advances to associates are unsecured and have no fixed repayment terms. Of the advances, HK$1,659,828,988 (2001: HK$670,897,063) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

Particulars of the Company's principal associates at 30th June, 2002 are set out in note 46.

Information in respect of the operating results and financial position of the Group's significant associates, which have been extracted from the audited consolidated financial statements of Million Success Limited and the audited financial statements of Greenroll Limited which have been adjusted to conform with the Group's accounting policies, are summarised as follows:

	Million Success Limited		Greenroll Limited	
	2002	2001	2002	2001
	HK$	*HK$*	*HK$*	*HK$*
Results for the year				
Turnover	**229,543,271**	247,696,269	**425,228,000**	487,084,000
Profit from ordinary activities before taxation	**256,554,765**	378,399,762	**142,945,000**	178,000,000
Profit from ordinary activities before taxation attributable to the Group	**64,138,691**	94,599,941	**42,883,500**	53,400,000
Financial position				
Non-current assets	**11,615,399,768**	8,088,913,151	**3,370,582,000**	2,588,811,000
Current assets	**321,675,267**	176,021,401	**133,890,000**	91,238,000
Current liabilities	**(262,972,636)**	(331,134,463)	**(139,872,000)**	(76,249,000)
	58,702,631	(155,113,062)	**(5,982,000)**	14,989,000
Non-current liabilities	**(5,788,336,755)**	(1,570,223,503)	**(892,104,000)**	(690,325,000)
Net assets	**5,885,765,644**	6,363,576,586	**2,472,496,000**	1,913,475,000
Net assets attributable to the Group	**1,471,441,411**	1,590,894,147	**741,748,800**	574,042,500

19. INTERESTS IN ASSOCIATES *(Continued)*

During the year, the Inland Revenue Department (the "IRD") initiated a tax inquiry for the years of assessment 1994/95 to 2000/01 on a wholly owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL"). Notices of additional assessments in an amount of approximately HK$355,000,000 were issued to WHI for the years under review and objections were properly lodged with the IRD by WHI. The effective share of the amount attributable to the Group as at 30th June, 2002 is estimated to be approximately HK$89,000,000. In view of the tax inquiry is still at its preliminary stage of fact finding and the fact finding process is likely to continue for some time, the ultimate outcome of the tax inquiry, which may not be known for some years, cannot presently be determined by the management of WHI with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

20. INVESTMENTS IN SECURITIES

THE COMPANY

	Trading securities		Other securities		Total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**483,776,879**	661,613,025	**594,678,630**	568,817,974	**1,078,455,509**	1,230,430,999
Unlisted	—	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304
Total:						
Listed						
Hong Kong	**483,754,214**	661,584,720	**378,371,637**	393,909,039	**862,125,851**	1,055,493,759
Elsewhere	**22,665**	28,305	**216,306,993**	174,908,935	**216,329,658**	174,937,240
Unlisted	—	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304
Market value of listed securities	**483,776,879**	661,613,025	**594,678,630**	568,817,974	**1,078,455,509**	1,230,430,999
Carrying value analysed for reporting purposes as:						
Current	**483,776,879**	661,613,025	—	—	**483,776,879**	661,613,025
Non-current	—	—	**614,627,935**	588,767,279	**614,627,935**	588,767,279
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304

20. INVESTMENTS IN SECURITIES *(Continued)*

THE GROUP

	Trading securities		Other securities		Total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**485,726,879**	664,163,025	**735,659,096**	834,340,328	**1,221,385,975**	1,498,503,353
Unlisted	**—**	—	**99,545,135**	120,172,623	**99,545,135**	120,172,623
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976
Total:						
Listed						
Hong Kong	**485,704,214**	664,134,720	**466,650,799**	504,561,193	**952,355,013**	1,168,695,913
Elsewhere	**22,665**	28,305	**269,008,297**	329,779,135	**269,030,962**	329,807,440
Unlisted	**—**	—	**99,545,135**	120,172,623	**99,545,135**	120,172,623
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976
Market value of listed securities	**485,726,879**	664,163,025	**735,659,096**	834,340,328	**1,221,385,975**	1,498,503,353
Carrying value analysed for reporting purposes as:						
Current	**485,726,879**	664,163,025	**—**	—	**485,726,879**	664,163,025
Non-current	**—**	—	**835,204,231**	954,512,951	**835,204,231**	954,512,951
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976

21. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. Of the advances, HK$18,209,914 (2001: HK$18,436,098) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

22. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2002	2001
	HK$	*HK$*
Total loans receivable	**718,173,792**	79,413,001
Less: Current portion shown under current assets	**(25,558,437)**	(2,787,496)
	692,615,355	76,625,505

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

23. STOCKS OF UNSOLD PROPERTIES

The amount of stocks of unsold properties of the Group carried at net realisable value is HK$51,914,313 (2001: HK$52,056,790).

24. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$110,246,363 (2001: HK$113,040,533) mainly comprising rental receivables which are billed in advance and settlements are expected upon receipt of billings.

The following is an aged analysis of trade receivables at the reporting date:

	THE GROUP	
	2002	2001
	HK$	*HK$*
0 – 30 days	**51,044,761**	52,240,474
31 – 60 days	**5,175,369**	3,819,254
61 – 90 days	**4,053,142**	5,193,552
Over 90 days	**49,973,091**	51,787,253
	110,246,363	113,040,533

Trade receivables over 90 days amounting to HK$49,973,091 (2001: HK$51,787,253) are sufficiently covered by rental deposits received from the respective tenants and no provision is required for these receivables under the Group's provision policy.

25. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$102,519,775 (2001: HK$60,696,457).

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2002	2001
	HK$	*HK$*
0 – 30 days	**56,781,885**	45,753,001
31 – 60 days	**27,050,075**	4,037,286
61 – 90 days	**2,287,755**	801,970
Over 90 days	**16,400,060**	10,104,200
	102,519,775	60,696,457

26. LONG-TERM BORROWINGS

	THE COMPANY		THE GROUP	
	2002	2001	**2002**	2001
	HK$	*HK$*	*HK$*	*HK$*
Unsecured bank loans				
Within one year	—	—	**31,198,800**	31,200,000
More than one year but not exceeding two years	—	—	**187,192,800**	31,200,000
More than two years but not exceeding five years	—	—	—	233,990,500
	—	—	**218,391,600**	296,390,500
Less: Current portion shown under current liabilities	—	—	**(31,198,800)**	(31,200,000)
	—	—	**187,192,800**	265,190,500
Secured bank loans				
Within one year	—	—	**237,664,400**	202,000,000
More than one year but not exceeding two years	—	—	**492,664,400**	1,155,391,000
More than two years but not exceeding five years	—	—	**2,984,531,565**	2,024,724,500
	—	—	**3,714,860,365**	3,382,115,500
Less: Current portion shown under current liabilities	—	—	**(237,664,400)**	(202,000,000)
	—	—	**3,477,195,965**	3,180,115,500
Secured other loans				
More than two years but not exceeding five years	—	—	**1,814,889,000**	2,006,888,998
Unsecured other loans				
More than two years but not exceeding five years	—	—	**1,000,000,000**	900,000,000
	—	—	**2,814,889,000**	2,906,888,998
Total bank and other loans	—	—	**6,479,277,765**	6,352,194,998
Less: Deferred loan arrangement fees *(Note 27)*	—	—	**(36,758,718)**	(47,953,184)
	—	—	**6,442,519,047**	6,304,241,814
Convertible bonds/notes *(Note 28)*	—	1,122,351,591	**1,465,155,655**	1,117,630,457
Less: Current portion shown under current liabilities	—	(1,122,351,591)	—	(1,117,630,457)
	—	—	**1,465,155,655**	—
	—	—	**7,907,674,702**	6,304,241,814

27. DEFERRED LOAN ARRANGEMENT FEES

	THE GROUP	
	2002	2001
	HK$	*HK$*
COST		
At 1st July	**79,474,348**	55,317,017
Additions	**10,837,264**	24,157,331
At 30th June	**90,311,612**	79,474,348
AMORTISATION		
At 1st July	**31,521,164**	14,037,046
Provided for the year	**22,031,730**	17,484,118
At 30th June	**53,552,894**	31,521,164
Deferred loan arrangement fees at 30th June	**36,758,718**	47,953,184

28. CONVERTIBLE BONDS/NOTES

	THE COMPANY		THE GROUP	
	2002	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*
Principal amount:				
At 1st July	**891,909,900**	2,428,035,500	**891,909,900**	2,428,035,500
New issue	**—**	—	**1,500,000,000**	—
Redemption	**(891,909,900)**	(1,536,125,600)	**(891,909,900)**	(1,536,125,600)
At 30th June	**—**	891,909,900	**1,500,000,000**	891,909,900
Add: Provision for premium on redemption				
At 1st July	**230,441,691**	298,492,139	**230,441,691**	298,492,139
Provided for during the year	**—**	82,559,737	**47,927,392**	82,559,737
Written back upon redemption	**(230,441,691)**	(150,610,185)	**(276,492,069)**	(150,610,185)
At 30th June	**—**	230,441,691	**1,877,014**	230,441,691
Less: Issue costs				
At 1st July	**—**	—	**4,721,134**	18,221,868
Addition during the year	**—**	—	**37,565,291**	—
Amortised during the year including amounts written back upon redemption	**—**	—	**(5,565,066)**	(13,500,734)
At 30th June	**—**	—	**36,721,359**	4,721,134
Carrying value at 30th June	**—**	1,122,351,591	**1,465,155,655**	1,117,630,457

In April 1997, the Company issued US$145,000,000 4% convertible bonds due in April 2002 ("2002 Bonds"). The 2002 Bonds carried a right to convert at any time from 18th June, 1997 to 11th April, 2002 into ordinary shares of the Company at an initial conversion price of HK$8.50 per share (subject to adjustment) with a fixed exchange rate on conversion of HK$7.749 = US$1.00. The bonds were redeemable at a premium accruing on a straight line basis over the terms of the bonds up to a maximum of 31% of their face value. During the year, the remaining of the 2002 Bonds in amount of US$115,100,000 was redeemed on maturity.

28. CONVERTIBLE BONDS/NOTES *(Continued)*

In June 2002, a wholly-owned subsidiary of the Company, Golden Million Finance Corporation ("Golden Million "), issued HK$1,500,000,000 3.75% guaranteed convertible notes due in May 2007 ("2007 Notes"). The 2007 Notes carry a right to convert at any time from 20th June, 2002 to 14th May, 2007 into ordinary shares of the Company at an initial conversion price of HK$4.00 per share (subject to adjustment). All or some of the 2007 Notes are redeemable at the option of the relevant holder at a premium of 3.184% of their outstanding principal amount on 21st May, 2005. Golden Million may redeem all or some of the 2007 Notes at any time during the period from 21st May, 2004 to 21st May, 2007, both dates inclusive, upon satisfying certain requirements. The 2007 Notes are redeemable at a premium of 5.57% of their outstanding principal amount on 21st May, 2007.

29. SHARE CAPITAL

	2002		2001	
	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**3,860,583,211**	**3,860,583,211**	3,629,901,942	3,629,901,942
Private placement	—	—	180,000,000	180,000,000
Issued in lieu of cash dividend	**37,928,619**	**37,928,619**	52,181,269	52,181,269
Cancellation upon repurchase of own shares	**(24,300,000)**	**(24,300,000)**	(1,500,000)	(1,500,000)
At 30th June	**3,874,211,830**	**3,874,211,830**	3,860,583,211	3,860,583,211

On 17th December, 2001 and 21st May, 2002, the Company issued and allotted a total of 21,303,378 shares and 16,625,241 shares of HK$1.00 each at an issue price of HK$2.515 and HK$3.380 each in lieu of cash for the 2001 final and 2002 interim dividends pursuant to the scrip dividend circulars despatched to shareholders on 16th November, 2001 and 18th April, 2002, respectively. These shares rank pari passu in all respects with the existing shares.

29. SHARE CAPITAL *(Continued)*

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 24,300,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$57,599,045, all of these shares were subsequently cancelled. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

30. SHARE PREMIUM AND RESERVES

	Share premium HK$	Investment revaluation reserve HK$	Other security revaluation reserve HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$
THE COMPANY						
At 1st July, 2000						
As previously stated	8,495,721,378	3,515,773,881	(47,179,631)	99,020,000	10,201,640,648	22,264,976,276
Prior period adjustments *(Note 2)*	—	(3,515,773,881)	—	—	181,495,097	(3,334,278,784)
As restated	8,495,721,378	—	(47,179,631)	99,020,000	10,383,135,745	18,930,697,492
Premium on issue of shares upon scrip dividend	127,436,311	—	—	—	—	127,436,311
Premium on issue of shares upon private placement	603,000,000	—	—	—	—	603,000,000
Shares issue expenses	(14,761,873)	—	—	—	—	(14,761,873)
Cancellation upon repurchase of own shares	—	—	—	1,500,000	(4,868,553)	(3,368,553)
Deficit on revaluation	—	—	(13,855,976)	—	—	(13,855,976)
Impairment loss charged to income statement	—	—	6,856,943	—	—	6,856,943
Net profit for the year	—	—	—	—	289,559,132	289,559,132
Final dividend - 2000	—	—	—	—	(181,495,097)	(181,495,097)
Interim dividend - 2001	—	—	—	—	(76,913,023)	(76,913,023)
At 30th June, 2001 and 1st July, 2001	9,211,395,816	—	(54,178,664)	100,520,000	10,409,418,204	19,667,155,356
Premium on issue of shares upon scrip dividend	71,842,692	—	—	—	—	71,842,692
Shares issue expenses	(60,100)	—	—	—	—	(60,100)
Cancellation upon repurchase of own shares	—	—	—	24,300,000	(57,599,045)	(33,299,045)
Surplus on revaluation	—	—	19,469,449	—	—	19,469,449
Net profit for the year	—	—	—	—	142,855,800	142,855,800
Final dividend - 2001	—	—	—	—	(76,821,664)	(76,821,664)
Interim dividend - 2002	—	—	—	—	(77,151,732)	(77,151,732)
At 30th June, 2002	**9,283,178,408**	**—**	**(34,709,215)**	**124,820,000**	**10,340,701,563**	**19,713,990,756**

30. SHARE PREMIUM AND RESERVES *(Continued)*

	Share premium *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Capital redemption reserve *HK$*	Exchange reserve *HK$*	Retained profits (deficit) *HK$*	Total *HK$*
THE GROUP							
At 1st July, 2000							
As previously stated	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	6,959,756,314	23,484,094,517
Prior period adjustments *(Note 2)*	—	—	—	—	—	330,206,913	330,206,913
As restated	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	7,289,963,227	23,814,301,430
Premium on issue of shares upon scrip dividend	127,436,311	—	—	—	—	—	127,436,311
Premium on issue of shares upon private placement	603,000,000	—	—	—	—	—	603,000,000
Shares issue expenses	(14,761,873)	—	—	—	—	—	(14,761,873)
Cancellation upon repurchase of own shares	—	—	—	1,500,000	—	(4,868,553)	(3,368,553)
Surplus (deficit) on revaluation	—	364,072,044	(216,767,062)	—	—	—	147,304,982
Revaluation reserves released on disposal	—	(12,195,631)	—	—	—	—	(12,195,631)
Share of deficit on revaluation of property interest by minority shareholders	—	35,665,732	—	—	—	—	35,665,732
Share of deficit on revaluation of property interests of associates	—	(186,612,555)	—	—	—	—	(186,612,555)
Share of revaluation reserves released on disposal of an associate	—	(77,355,563)	—	—	—	—	(77,355,563)
Share of revaluation reserves released on disposal of property interests of associates	—	(915,178,813)	—	—	—	—	(915,178,813)
Impairment loss charged to income statement	—	—	6,856,943	—	—	—	6,856,943
Exchange rate adjustment	—	—	—	—	10,215,468	—	10,215,468
Net profit for the year	—	—	—	—	—	491,681,822	491,681,822
Final dividend – 2000	—	—	—	—	—	*(181,495,097)*	*(181,495,097)*
Interim dividend – 2001	—	—	—	—	—	(76,913,023)	(76,913,023)
At 30th June, 2001 and 1st July, 2001	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	23,768,581,580
Premium on issue of shares upon scrip dividend	71,842,692	—	—	—	—	—	71,842,692
Shares issue expenses	(60,100)	—	—	—	—	—	(60,100)
Cancellation upon repurchase of own shares	—	—	—	24,300,000	—	(57,599,045)	(33,299,045)
Deficit on revaluation	—	*(1,390,214,183)*	*(46,127,198)*	—	—	—	*(1,436,341,381)*
Revaluation reserves released on disposal	—	(445,216,262)	76,055,952	—	—	—	(369,160,310)
Revaluation reserves released on disposal of a subsidiary	—	(12,712,419)	—	—	—	—	(12,712,419)
Share of deficit on revaluation of property interest by minority shareholders	—	39,611,429	—	—	—	-	39,611,429
Share of deficit on revaluation of property interests of associates	—	(319,709,648)	—	—	—	—	(319,709,648)
Share of revaluation reserves released on disposal of associates	—	(68,913,770)	—	—	—	—	(68,913,770)
Impairment loss charged to income statement	—	—	103,107,616	—	—	—	103,107,616
Exchange rate adjustment	—	—	—	—	(7,409,687)	—	(7,409,687)
Net profit for the year	—	—	—	—	—	262,787,696	262,787,696
Final dividend – 2001	—	—	—	—	—	(76,821,664)	(76,821,664)
Interim dividend – 2002	—	—	—	—	—	(77,151,732)	(77,151,732)
At 30th June, 2002	**9,283,178,408**	**5,230,465,489**	**(366,502,052)**	**124,820,000**	**2,805,781**	**7,569,583,631**	**21,844,351,257**
Including reserves of associates **At 30th June, 2002**	—	**1,791,048,859**	—	—	—	**(860,229,432)**	**930,819,427**
At 30th June, 2001	—	2,179,672,777	—	—	—	3,318,029	2,182,990,806

30. SHARE PREMIUM AND RESERVES *(Continued)*

Notes:

(i) At 30th June, 2002, retained profits in the sum of HK$28,316,019 (2001: HK$14,922,244) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

(ii) The reserve available for distribution by the Company to the shareholders as at 30th June, 2002 is HK$10,340,701,563 (2001: HK$10,409,418,204).

31. ADVANCES FROM ASSOCIATES

The advances from associates of the Group and the Company are unsecured and have no fixed repayment terms. Of the advance of the Group, HK$244,909,786 (2001: HK$542,809,950) bears interest at prevailing market rates and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

32. ADVANCES FROM INVESTEE COMPANIES

The advances from investee companies of the Group are unsecured, interest-free and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

33. ADVANCES FROM SUBSIDIARIES

The advances from subsidiaries of the Company are unsecured, interest-free and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

34. ADVANCE FROM A MINORITY SHAREHOLDER

The advance from a minority shareholder of the Group is unsecured, bears interest at cost of funds plus a margin and has no fixed repayment term. The advance will not be repayable within twelve months from the balance sheet date and the advance is therefore shown as non-current.

35. DEFERRED TAXATION

At the balance sheet date, the major components of the unrecognised deferred tax assets are analysed as follows:

	THE COMPANY		THE GROUP	
	2002	2001	2002	2001
	HK$	*HK$*	*HK$*	*HK$*
Tax effect of timing differences attributable to:				
Unutilised tax losses	**181,038,000**	185,650,000	**381,309,000**	329,490,000
Excess of tax allowances over depreciation	—	—	**(1,737,000)**	(2,255,000)
Other timing differences	—	—	**(11,757,000)**	(8,427,000)
	181,038,000	185,650,000	**367,815,000**	318,808,000

No deferred tax asset has been recognised in the financial statements as it is not certain that the asset will be realised in the foreseeable future.

The amount of the unrecognised deferred tax credit (charge) for the year is analysed as follows:

	THE COMPANY		THE GROUP	
	2002	2001	2002	2001
	HK$	*HK$*	*HK$*	*HK$*
Tax effect of timing differences attributable to:				
Tax losses (utilised) incurred	**(4,612,000)**	13,467,214	**51,819,000**	66,546,409
Difference between tax allowances and depreciation	—	—	**518,000**	(125,554)
Other timing differences	—	—	**(3,330,000)**	1,003,726
	(4,612,000)	13,467,214	**49,007,000**	67,424,581

No deferred taxation is provided on the surplus on the revaluation of investment properties situated in Hong Kong as future profits arising on the disposal of these assets would not be subject to taxation. The revaluation surplus therefore does not constitute a timing difference for taxation purpose.

36. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

	2002 *HK$*	2001 *HK$* *(As restated)*
Profit before taxation	**344,820,768**	573,356,891
Share of results of associates	**98,360,557**	(396,093,427)
Interest income	**(125,470,873)**	(286,696,502)
Interest expenses	**427,349,225**	556,676,814
Amortisation of loan arrangement and commitment fees	**25,072,331**	24,366,789
Amortisation of issue costs of convertible bonds/notes	**5,565,066**	13,500,734
Depreciation	**18,053,567**	12,548,373
Amortisation of goodwill	**9,294,488**	9,294,488
Recognition of negative goodwill	**(2,564,199)**	—
Impairment loss on investments in other securities	**103,107,616**	6,856,943
Unrealised holding loss on investments in trading securities	**180,228,233**	102,399,270
Provision for premium on redemption of convertible bonds	**47,927,392**	82,559,737
Loss on disposal of investments in other securities	**129,255,068**	—
Profit on disposal of investment properties	**(419,515,734)**	(1,347,982)
Loss on disposal of property, plant and equipment	**67,954**	326,956
Profit on dissolution of an associate	**—**	(13,376)
Profit on disposal of subsidiaries	**(12,712,419)**	—
Profit on disposal of associates	**(69,611,638)**	(77,355,564)
Increase in properties under development	**(2,722,275,273)**	(1,737,259,151)
Decrease in stocks of unsold properties	**13,300,958**	91,464,090
Increase in hotel inventories	**(2,115,691)**	(19,830,630)
Increase in investments in securities	**(1,792,087)**	—
(Increase) decrease in accounts and other receivables	**(28,303,748)**	238,132,257
Increase (decrease) in accounts and other payables	**4,061,854,746**	(1,915,447)
Net change in current accounts with associates	**697,664,344**	(102,973,382)
Net cash inflow (outflow) from operating activities	**2,777,560,651**	(912,002,119)

37. DISPOSAL OF SUBSIDIARIES

	2002 *HK$*	2001 *HK$*
Net assets disposed of		
Investment properties	28,000,000	—
Interests in associates	32,599,728	—
Accounts and other receivables	656,446	—
Bank balances and cash	2,346,640	—
Accounts and other payables	(9,377,809)	—
Taxation payable	(296,839)	—
Minority interests	(8,526,989)	—
	45,401,177	—
Investment properties revaluation reserve released upon disposal	(12,712,419)	—
Profit on disposal of subsidiaries	12,712,419	—
	45,401,177	—
Satisfied by		
Cash received	45,401,177	—
Net cash inflow arising on disposal		
Cash received	45,401,177	—
Bank balances and cash disposed of	(2,346,640)	—
	43,054,537	—

The subsidiaries disposed of during the year did not contribute significantly to the turnover, operating results or cash flows of the Group.

38. ACQUISITION OF A SUBSIDIARY

On 25th June, 2002, the Group acquired the entire equity interest in Mass Fame Investment Limited at a consideration of HK$1.

The acquisition has been accounted for using the acquisition method and particulars of the acquisition are:

	2002 *HK$*	2001 *HK$*
Net assets acquired of		
Investment properties	**97,000,000**	204,750,000
Property, plant and equipment	—	12,767
Stocks of unsold properties	—	34,137,532
Accounts and other receivables	**1,669,892**	1,710,770
Bank balances and cash	**1,658,545**	428,539
Accounts and other payables	**(3,769,660)**	(56,451,323)
Taxation payable	—	(303,478)
Unsecured loan payable	**(96,558,776)**	(19,792,891)
	1	164,491,916
Satisfied by		
Cash	**1**	80,427,192
Interest in an associate	—	84,064,724
	1	164,491,916
Net cash inflow (outflow) arising on acquisition		
Cash consideration	**(1)**	(80,427,192)
Bank balances and cash acquired	**1,658,545**	428,539
	1,658,544	(79,998,653)

The subsidiary acquired during the year did not contribute significantly to the turnover, operating results or cash flows of the Group.

39. MAJOR NON-CASH TRANSACTIONS

During the year, properties under development of HK$493,574,677 (2001: HK$2,739,570,039) were transferred to investment properties.

On 17th December, 2001 and 21st May, 2002, the Company issued and allotted a total of 21,303,378 shares and 16,625,241 shares of HK$2.515 and HK$3.380 each, respectively, in the Company in lieu of cash for the 2001 final and 2002 interim dividends pursuant to the scrip dividend circulars despatched to the shareholders.

40. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital, share premium and capital redemption reserve *HK$*	Bank loans, other loans and other long-term liabilities *HK$*	Convertible bonds/notes *HK$*	Minority interests and advance from a minority shareholder *HK$*	Advances from associates *HK$*	Advances from investee companies *HK$*
At 1st July, 2000	12,224,643,320	5,903,148,688	2,708,305,771	270,241,009	478,928,835	570,034
New secured bank loans	—	2,506,092,069	—	—	—	—
Issue of new shares	783,000,000	—	—	—	—	—
Advances from associates	—	—	—	—	63,881,115	—
Repayments of advances from investee companies	—	—	—	—	—	(496,393)
Advance from a minority shareholder	—	—	—	10,546,817	—	—
Redemption of convertible bonds	—	—	(1,686,735,785)	—	—	—
Repayments of bank loans	—	(656,027,234)	—	—	—	—
Shares issue expenses	(14,761,873)	—	—	—	—	—
Shares issued in lieu of cash dividend	179,617,580	—	—	—	—	—
Amortisation of issue costs	—	—	13,500,734	—	—	—
Provision for premium on redemption	—	—	82,559,737	—	—	—
Minority shareholders' share of						
– profit	—	—	—	1,194,007	—	—
– investment property revaluation deficit	—	—	—	(35,665,732)	—	—
Dividends paid to minority shareholders	—	—	—	(1,900,000)	—	—
Exchange rate adjustments	—	(31,279,500)	—	—	—	—
Addition to deferred loan arrangement fees	—	(24,157,331)	—	—	—	—
Amortisation of deferred loan arrangement fees	—	17,484,118	—	—	—	—
At 30th June, 2001 and 1st July, 2001	13,172,499,027	7,715,260,810	1,117,630,457	244,416,101	542,809,950	73,641
New secured bank loans	—	2,584,530,587	—	—	—	—
Issue of convertible notes	—	—	1,500,000,000	—	—	—
Issue costs of convertible notes	—	—	(37,565,291)	—	—	—
Disposal of a subsidiary	—	—	—	(8,526,989)	—	—
Advances from associates	—	—	—	—	1,161,240,598	—
Advances from investee companies	—	—	—	—	—	1,220,126
Advance from a minority shareholder	—	—	—	9,621,415	—	—
Redemption of convertible bonds	—	—	(1,168,401,969)	—	—	—
Repayments of bank loans	—	(3,019,296,631)	—	—	—	—
Shares issue expenses	(60,100)	—	—	—	—	—
Shares issued in lieu of cash dividend	109,771,311	—	—	—	—	—
Amortisation of issue costs	—	—	5,565,066	—	—	—
Provision for premium on redemption	—	—	47,927,392	—	—	—
Minority shareholders' share of						
– loss	—	—	—	(7,742,631)	—	—
– investment property revaluation deficit	—	—	—	(39,611,429)	—	—
Dividends paid to minority shareholders	—	—	—	(1,600,000)	—	—
Exchange rate adjustments	—	19,173,800	—	—	—	—
Addition to deferred loan arrangement fees	—	(10,837,264)	—	—	—	—
Amortisation of deferred loan arrangement fee	—	22,031,730	—	—	—	—
At 30th June, 2002	**13,282,210,238**	**7,310,863,032**	**1,465,155,655**	**196,556,467**	**1,704,050,548**	**1,293,767**

During the year, the Company repurchased 24,300,000 (2001: 1,500,000) of its own shares at a total consideration of HK$57,599,045 (2001: HK$4,868,553).

41. PLEDGE OF ASSETS

(a) At 30th June, 2002, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$7,986,797,050 (2001: HK$9,025,589,429) were secured by the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$6,134,794,150 (2001: HK$6,575,287,494).

(b) At 30th June, 2002, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$3,246,286,070 (2001: HK$5,314,459,891), of which HK$2,290,321,403 (2001: HK$4,799,509,891) were utilised, and in respect of the amounts utilised, HK$2,290,321,403 (2001: HK$4,475,680,000) was guaranteed by the Company.

42. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	THE COMPANY		THE GROUP	
	2002	2001	2002	2001
	HK$	*HK$*	*HK$*	*HK$*
(a) Commitments in respect of property development expenditure:				
Authorised but not contracted for	—	—	**101,831,529**	418,688,891
Contracted but not provided for	—	—	**2,582,818,009**	762,904,815
	—	—	**2,684,649,538**	1,181,593,706
(b) Guarantees in respect of banking facilities and other liabilities of:				
Subsidiaries				
Utilised	**6,628,977,786**	5,252,901,921	—	—
Not utilised	**2,374,365,100**	3,046,645,705	—	—
	9,003,342,886	8,299,547,626	—	—
Associates				
Utilised	**2,293,486,403**	4,475,680,000	**2,293,486,403**	4,475,680,000
Not utilised	**955,964,667**	514,950,000	**955,964,667**	514,950,000
	3,249,451,070	4,990,630,000	**3,249,451,070**	4,990,630,000
	12,252,793,956	13,290,177,626	**3,249,451,070**	4,990,630,000

42. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(c) On 30th June, 1998, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited ("Mariner") terminated a sale and purchase agreement ("Agreement") entered into by the Company and Mariner on 19th December, 1996 with Hang Lung Development Company Limited ("Hang Lung") and Atlas Limited ("Atlas") and is now the subject of a litigation between the parties. The Agreement was in relation to the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories which was developed into a hotel. The total consideration payable by Mariner for the purchase is HK$1,070,000,000, in respect of which deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner.

On the day of and immediately following the termination of the Agreement by Mariner and the Company, Mariner issued a writ against Hang Lung and Atlas claiming, inter alia, for the return of the deposit paid and part payments made in the total sum of HK$321,000,000 and damages for breach of contract. Mariner continues to pursue its claims vigorously. Legal proceedings have also been commenced by Atlas against Mariner and the Company by way of counter claim seeking, inter alia, damages in respect of the termination of the Agreement and forfeiture of the above deposit and part payments totalling HK$321,000,000 made by Mariner under the Agreement.

Pleadings in the actions have been closed and the parties are seeking against each other for further and better recovery and inspection of specific documents. For the year ended 30th June, 2002, there was no material progress on the case and, accordingly, the Directors are of the opinion that it is unlikely that there will be a conclusion to the case within a short period of time. Mariner will vigorously contest its claim and the counterclaim against it and accordingly, no provision either in respect of the deposit or for any contingent liability has been made for the year ended 30th June, 2002.

43. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$100,463,602 (2001: HK$84,722,402), was HK$731,017,864 (2001: HK$717,102,414). Most of the properties held have committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease receipts, which fall due:

	2002 *HK$*	2001 *HK$*
Within one year	**578,491,531**	631,136,105
In the second to fifth year inclusive	**739,804,481**	831,666,917
After five years	**21,655,730**	101,828,294
	1,339,951,742	1,564,631,316

44. RELATED PARTY AND CONNECTED TRANSACTIONS

In the ordinary course of business, the Group had the following transactions with related parties:

	2002 *HK$*	2001 *HK$*
(a) Related companies		
Management fees received therefrom *(Note 1)*	**698,630**	2,500,147
(b) Associates		
Interest income received therefrom *(Note 2)*	**84,176,147**	218,363,343
Interest expenses paid thereto *(Note 2)*	**27,788,136**	68,968,754

Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the above mentioned related parties.

(c) Acquisition of Shares and Loans

(i) On 15th November, 2001, the Company's wholly-owned subsidiary, Sino Land (Shanghai) Company Limited ("SL-Shanghai") entered into agreements with Shanghai Square Pte Ltd ("Shanghai Square") for the acquisition by SL-Shanghai, or by its nominee, of 200,000 ordinary shares in Hua Qing Holdings Pte Ltd ("Hua Qing"), being 20% of the issued ordinary shares thereof at a consideration of S$200,000 (or HK$0.9 million) and for taking up by SL-Shanghai, or by its nominee, the assignment of the shareholder's loans of S$0.06 million (or HK$0.3 million) and US$29.4 million (or HK$228.4 million) (together with accrued interest thereon) due from Hua Qing to Shanghai Square at a consideration of US$20.9 million (or HK$162.5 million).

The acquisitions of shares and loans were completed on 18th December, 2001 in accordance with the respective terms of the agreements by the Company's another wholly-owned subsidiary, Vasilon Pte Ltd. as the purchaser in place of SL-Shanghai.

Shanghai Square is a wholly-owned subsidiary of Orchard Parade Holdings Limited ("Orchard Parade"). Mr. Ng Teng Fong is a common substantial shareholder of the Company and Orchard Parade and is therefore a connected party to the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). As such, the above transactions constituted connected transactions for the Company.

44. RELATED PARTY AND CONNECTED TRANSACTIONS *(Continued)*

(c) Acquisition of Shares and Loans *(Continued)*

(i) *(Continued)*

The acquisitions of shares and loans in Hua Qing enable the Company to hold a 19% effective interest in Raffles City project in Shanghai, thus allowing the Company to have an immediate and quality investment in a major and rapidly developing city in the People's Republic of China (the "PRC") and enhancing the Company's portfolio of development properties in the PRC. The Company also benefits from partnering shareholders with reputable entities. In addition, the aggregate consideration of the acquisitions of shares and loans is at a discount to the market value of the Raffles City project and to the book value of Hua Qing.

(ii) On 25th June, 2002, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance") entered into an agreement with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance") whereby: (a) King Chance agreed to acquire 100,000 shares of Mass Fame Investment Limited ("Mass Fame"), being 100% of the issued shares thereof, from Millwood at a consideration of HK$1; and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan of HK$98,815,848 due by Mass Fame to Cliveden Finance at a consideration of HK$96,558,776. Mass Fame indirectly held 100% interest in an industrial building, Sunley Centre.

The acquisitions of shares and loans were completed on 25th June, 2002 in accordance with their respective terms.

Millwood and Cliveden Finance are both indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, being the Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules. As such, the above transactions constituted connected transactions for the Company.

The acquisitions of shares and loans enable the Company to hold Sunley Centre, thus increasing and enhancing its industrial property portfolio, and also provide an opportunity for the Company to maximize the value of the property. The Company also benefits from economy of scale with the leasing and management expertise in industrial properties.

44. RELATED PARTY AND CONNECTED TRANSACTIONS *(Continued)*

(d) Disposal of Shares and Loans

(i) On 25th June, 2002, the Company and Sing-Ho Finance entered into an agreement with Gornik Securities Limited ("Gornik") and Seaview Finance Company Limited ("Seaview Finance") whereby: (a) the Company agreed to sell 2 shares in Maba Trading S.A. ("Maba"), being 100% of the issued shares thereof, to Gornik at a consideration of HK$32,610,693; (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$9,521,342 due by Prestige Development Limited to Sing-Ho Finance on a dollar for dollar basis; and (c) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$8,878,650 due by Pariv Limited to Sing-Ho Finance on a dollar for dollar basis. Maba indirectly holds a 50% interest in the carparking spaces and a few unsold residential units of Miami Beach Towers Phase I and carparking spaces of Miami Beach Towers Phase II.

(ii) On the same day, King Chance and Sing-Ho Finance entered into an agreement with Osborne Investments Ltd. ("Osborne") and Seaview Finance whereby: (a) King Chance agreed to sell 500,000 shares in Lead Talent Investment Limited ("Lead Talent"), being 50% of the issued shares thereof, to Osborne at a consideration of HK$7,120,032; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$13,740,449 due by Lead Talent to Sing-Ho Finance on a dollar for dollar basis. Lead Talent holds certain carparking spaces of Villa Oceania.

(iii) On the same day, King Chance and Sing-Ho Finance entered into an agreement with Osborne and Seaview Finance whereby: (a) King Chance agreed to sell 60,000 shares in Allways Success Development Limited ("Allways Success"), being 60% of the issued shares thereof, to Osborne at a consideration of HK$12,790,484; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan of HK$5,108,686 due by Allways Success to Sing-Ho Finance on a dollar for dollar basis. Allways Success holds the interest in certain carparking spaces of Serenity Park Phase I.

The disposals of shares and loans were all completed on 25th June, 2002 in accordance with their respective terms.

Gornik, Seaview Finance and Osborne are all indirect wholly-owned subsidiaries of Boswell, in which Mr. Robert Ng Chee Siong, being the Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules. As such, the above transactions constituted connected transactions for the Company.

The disposals of shares and loans allow the Company to dispose of the interest in the carparking spaces of Miami Beach Towers Phase I and Phase II, Villa Oceania, and Serenity Park Phase I, as the Company does not have controlling interest in these properties.

44. RELATED PARTY AND CONNECTED TRANSACTIONS *(Continued)*

(e) During the year, the Group made advances totaling HK$23,000,302 to its 70% owned subsidiary, Firm Wise Investment Limited ("Firm Wise"), to finance the development and operating cost of the property, the Centrium. The advances are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment term. The advances made are proportional to the shareholding interest of the Group in Firm Wise, the remaining share interests in which are held by an independent third party which is connected to the Group only through its substantial shareholding in Firm Wise.

Details of the balances with associates at the balance sheet date are set out in the balance sheets and in notes 19 and 31.

Notes:

(1) Management fees were charged on a cost-plus-profit margin basis agreed between the Group and the related party.

(2) Interest income and expenses were charged at cost of funds plus margin basis.

45. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Direct:					
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	Investment holding
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	Property investment
Golden Million Finance Corporation	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Landscape Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	60	Building management
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	Financing

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
***Direct** (Continued):*					
Sing-Ho Security Services Limited	Hong Kong	Ordinary	HK$2	100	Security services
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$2	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	Building management
Indirect:					
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	Property development
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	60	Mortgage loan financing
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	Property development
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Better Sino Limited	Hong Kong	Ordinary	HK$2	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	Property investment

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect *(Continued)*:					
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Dragon View (HK) Limited	Hong Kong	Ordinary	HK$2	100	Property investment
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Enterpreneurs United Land and Property Development Limited	Hong Kong	Ordinary	HK$14,000,000	100	Property investment
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Famous General Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	Property investment
Forlink Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	Property investment

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect (Continued):					
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	Building construction
Glenery Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Grand Idea Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Grandeal Limited	Hong Kong	Ordinary	HK$2	100	Property development
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	Property trading and investment
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect *(Continued)*:					
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Jade Queen Properties Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	Property development
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Mass Success Limited	Hong Kong	Ordinary	HK$1,000	55	Property trading
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading

45. PRINCIPAL SUBSIDIARIES (Continued)

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect (Continued):					
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	Property development
port88 Limited	Hong Kong	Ordinary	HK$2	100	Internet services provider
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	Property development
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	Hotel operation and property investment
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Salia Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect *(Continued)*:					
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Sino Broadband Technology Limited	Hong Kong	Ordinary	HK$2	100	Broadband infrastructure
Sino Estates Management (China) Limited	Hong Kong/ The People's Republic of China	Ordinary	HK$2	100	Building management
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	Deposit placing
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	Investment holding
Sino Technology Corporation Limited	Hong Kong	Ordinary	HK$2	100	High technology business
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunair Investment Company Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Ten Treasure Limited	Hong Kong	Ordinary	HK$2	100	Property development

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Issued share capital	Percentage of equity attributable to the Group %	Principal activities
Indirect *(Continued):*					
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Union Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	Property investment
Wendia Limited	Hong Kong	Ordinary	HK$20	100	Property investment
Wicorp Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

Except for the convertible notes of a subsidiary as disclosed in note 28, none of the subsidiaries had any debt securities outstanding at the end of the year.

46. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the following list contains only the particulars of associates which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name	Place of incorporation/ operation	Class of share held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Asian Success Investments Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Astoria Estate Management Company Limited	Hong Kong	Ordinary	—	50	50	Building management
Benefit Bright Limited	Hong Kong	Ordinary	—	42.5	42.5	Property trading and investment
Better Chief Limited	Hong Kong	Ordinary	50	—	50	Property investment
Beverhill Limited	Hong Kong	Ordinary	—	20	20	Property investment
Boatswain Enterprises Limited	Hong Kong	Ordinary	—	20	20	Property investment
Brisbane Trading Company Limited	Hong Kong	Ordinary and Non-voting Deferred	—	50	50	Property development
Cheer City Properties Limited	Hong Kong	Ordinary	—	20	20	Property investment
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	—	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	—	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	—	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Dramstar Company Limited	Hong Kong	Ordinary	—	22	22	Property trading

46. PRINCIPAL ASSOCIATES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Empire Funds Limited	Hong Kong	Ordinary	—	50	50	Property trading
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Famous Empire Finance Limited	Hong Kong	Ordinary	—	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Gloryland Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	—	25	25	Property development
Grace Sign Limited	Hong Kong	Ordinary	—	30	30	Property development
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing
Greenroll Limited	Hong Kong	Ordinary	—	30	30	Property investment
Harvet Sun Limited	Hong Kong	Ordinary	—	30	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	—	20	20	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	—	50	50	Building management
Jumbo Funds Limited	Hong Kong	Ordinary	—	50	50	Property investment
Kotachi Limited	Hong Kong	Ordinary	50	—	50	Property investment
Lead Bright Finance Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing

46. PRINCIPAL ASSOCIATES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Lead Bright Limited	Hong Kong	Ordinary	—	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	—	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	—	25	25	Property investment
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	—	45	45	Property investment
Olympian City 1 (Project Management) Limited	Hong Kong	Ordinary	—	30	30	Project management
Olympian City 2 (Project Management) Limited	Hong Kong	Ordinary	—	42.5	42.5	Project management
Perfect Finance Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Prime Force Limited	Hong Kong	Ordinary	—	50	50	Property development
Pui Hay Enterprises Limited	Hong Kong	Ordinary	—	50	50	Property trading
Rich Century Investment Limited	Hong Kong	Ordinary	50	—	50	Property development
Silver Link Investment Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	—	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	—	50	Real estate agency

46. PRINCIPAL ASSOCIATES *(Continued)*

Name	Place of incorporation/ operation	Class of share held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	—	25	Building construction
Victory World Finance Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Victory World Limited	Hong Kong	Ordinary	—	50	50	Property trading and investment
Wide Harvest Investment Limited	Hong Kong	Ordinary	—	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	Property investment

DISCLOSURE PURSUANT TO PRACTICE NOTE 19 OF THE LISTING RULES

(a) **Specific performance obligations on controlling shareholders**

Pursuant to paragraph 3.7.1 of Practice Note 19 ("PN 19") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Company is required to make disclosure of loan agreements which contain covenants requiring specific performance obligations on the controlling shareholder of the Company. As at the year end, no such covenants exist in respect of any outstanding loan agreement entered into by the Company.

(b) **Financial assistance and guarantees to affiliated companies** *(Note)*

In accordance with paragraph 3.10 of PN 19 of the Listing Rules, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2002 *HK$*	At 30th June, 2001 *HK$*
The Group' share of total indebtedness of its affiliated companies		
Bank loans	**1,808,921,403**	1,292,380,000
Other loans	**481,400,000**	3,507,129,891
	2,290,321,403	4,799,509,891
Advances from the Group	**11,394,584,774**	10,111,109,658
	13,684,906,177	14,910,619,549
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	—	25,330,000
Contracted but not provided for	**703,378,508**	594,438,086
	703,378,508	619,768,086
The Group's share of contingent liabilities of its affiliated companies	—	—

Note: "Affiliated companies" mentioned above refers to associates of the Group.

公司資料

董事會

黃志祥（主席）
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
林裕兒

（*獨立非執行董事）

審核委員會

鄭明訓，JP（主席）
夏佳理，GBS, OBE, JP

法定代表

黃志祥
唐國通

秘書

葉世光

核數師

德勤•關黃陳方會計師行
香港執業會計師

主要銀行

中國銀行（香港）有限公司
香港上海匯豐銀行有限公司
恒生銀行有限公司
新加坡發展銀行有限公司
東亞銀行有限公司
中國建設銀行
中國工商銀行（亞洲）有限公司
盤谷銀行
花旗銀行
上海商業銀行

律師

胡關李羅律師行
孖士打律師行
麥堅時律師行

註冊辦事處

香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處

標準證券登記有限公司
香港中環干諾道中111號
永安中心5字樓
電　話：(852) 2528 4511
圖文傳真：(852) 2528 3158

股東時間表

截止過戶日期	二零零二年十一月八日至 二零零二年十一月十三日 （首尾兩天包括在內）
股東週年大會	二零零二年十一月十三日
中期股息 派發日期	每股二港仙 二零零二年五月二十一日
末期股息 派發日期	每股二港仙 二零零二年十二月十六日
遞交以股代息選擇表格之期限	二零零二年十二月九日

上市資料

股票代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

股東週年大會通告

信和置業有限公司謹定於二零零二年十一月十三日（星期三）上午九時三十分，假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零二年六月三十日止年度之經審核財務報告書與董事會及核數師報告書。

2. 宣派末期股息。

3. 重選依章告退之董事及釐定董事酬金。

4. 重聘德勤•關黃陳方會計師行為核數師及授權董事釐定核數師酬金。

5. 作為特別事項，考慮並酌情通過，或經修訂後通過下列議案，為普通決議案：

普通決議案

(i) 「**動議**：

(甲) 在下文(i)(乙)段之規限下，一般性及無條件批准本公司董事會在有關期間內，於香港聯合交易所有限公司（「聯交所」）或本公司之股份可能上市並經由證券及期貨事務監察委員會及聯交所就此而認可之任何其他證券交易所，行使本公司一切權力，購回本公司之股份，惟回購須遵循及按照所有適用之法例及不時經修訂之聯交所之證券上市規則或任何其他證券交易所之規定；

(乙) 依據上文(i)(甲)段之批准獲授權而購回之股份面值總額，不得超過在本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

(丙) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何一項較早發生之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(3) 本決議案所載之權力經由股東在股東大會上通過普通決議案撤銷或修訂之日。」

(ii) 「**動議**：

(甲) 一般性及無條件批准本公司董事會，可於有關期間內行使本公司所有權力，配發、發行及處理本公司之額外股份，配發、發行或授予本公司證券，包括可轉換本公司股份之公司債券、債券及票據，並訂立或授予或需在有關期間或其後行使該項權力之售股建議、協議或優先購股權；惟因行使本公司認股權證之認購權或根據任何以股代息計劃或根據配售新股或根據本公司採納之任何優先購股計劃或根據本公司任何現有之可轉換之公司債券、債券或票據之轉換權而發行之股份則除外；並進一步規定，根據此董事會權力及此一般性授權而配發或同意配發或發行（無論是以優先購股權或轉換或其他方式）之股份面值總額將不得超過本決議案獲通過當日本公司已發行股本面值總額之20%；及

(乙) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何一項較早發生之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(3) 本決議案所載之權力經由股東在股東大會上通過普通決議案撤銷或修訂之日。」

(iii) 「**動議**待上文第(i)項及第(ii)項決議案獲得通過後，在本公司根據上文所載之第(i)項決議案而購回之股份面值總額加上相當於本公司根據上文第(ii)項決議案而配發或有條件或無條件地同意配發之股本總面值之任何數額，惟該數額不得超過本決議案獲通過當日本公司已發行股本面值總額之10%為限。」

6. 作為特別事項，考慮並酌情通過，或經修訂後通過下列議案，為特別決議案：

特別決議案

「**動議**：本公司組織章程細則將作出如下修訂：

（甲）細則第2條

(i) 於緊隨有關「股東」或「成員」之定義後，加入如下條文：

「財務摘要報告」與載於公司條例第2(1)條之「財務摘要報告」定義相同；

(ii) 於緊隨有關「名冊」之定義後，加入如下條文：

「有關財務文件」與載於公司條例第2(1)條之「有關財務文件」定義相同；

(iii) 於緊隨有關「元」之定義後，加入如下條文：

「電子通訊」乃指透過任何媒介以任何電子傳送方式發送之通訊；

「有權利的人」與載於公司條例第2(1)條之「有權利的人」定義相同；

(iv) 刪除「書面」或「印刷」定義全文，由下文取代：

「書面」或「印刷」包括書寫、印刷、平版印刷、照相印刷、打字或以其他形式製作，包括任何代表文字或數字之可見形式，或限於法規及其他有關法律、規則及規定所允許之任何代替書寫之可見形式（包括電子通訊），或部分採用一種可見形式而部分採用另一種可見形式。

(v) 於緊隨有關「公司條例」之定義後，加入如下條文：

「上市規則」乃指香港聯合交易所有限公司證券上市規則及於當時有效之修訂條文；

(vi) 在第2條內加插下文作為最後第三段：

凡提述文件的簽署，其範圍包括簽名或蓋章，或按適用法例、規則及規例所允許之電子或任何其他簽署方法。凡提述文件，包括任何按有關法律、規則及規定所允許之可見之資料，無論資料是否以實物形式存在。

（乙）細則第167條

刪除現行細則第167條全文並以如下條文代替：

167. (A) 董事會須不時遵照公司條例之規定，安排準備及於公司股東週年大會呈報有關財務文件。

(B) 除下文(C)段另有規定外，公司須於不少於呈報有關財務文件之股東大會舉行日期前二十一日（或其他適用法例、規則及規例所允許之其他時間），向每位有權利的人寄發一份有關財務文件或遵照公司條例及上市規則規定而編製之財務摘要報告。

(C) 任何有權利的人（「同意人士」）如按照公司條例、上市規則及任何適用法例、規則及規例同意或被視為同意，把公司於同意人士可進入及瀏覽之電腦網絡登載有關財務文件及／或財務摘要報告（按情況而定）視作解除本公司根據公司條例須向其送交有關財務文件及／或財務摘要報告（按情況而定）之責任，則就該同意人士而言，本公司於不少於股東大會舉行日期前二十一日（或其他適用法例、規則及規例所允許之其他時間）於其電腦網絡登載有關財務文件及／或財務摘要報告（按情況而定）將被視作解除本公司於上文(B)段下之責任。

（丙）細則第171條

刪除現行細則第171條全文並以如下條文代替：

171. 任何須按照本組織章程細則發出或發送之通告或文件必須為書寫形式，惟本公司或代表本公司按照本組織章程細則發出或發送之任何通告或文件（包括上市規則規定之公司通訊），則須為不論是否短暫存在之書寫形式，並可以任何數碼、電子、電

流、磁性或其他可供擷取方式或媒介記錄或儲存而又清楚可見（包括電子通訊及於電腦網絡登載），且不論是否實體形態，並可透過下列任何一種按照公司條例、上市規則及任何適用法例、規則及規例所准予之途徑發送：

(i) 親自面交；

(ii) 以恰當預付郵資之郵遞方式，寄予股東登記在股東名冊內之登記地址，倘寄予其他有權利的人，則寄予由其提供之地址；

(iii) 送遞或交往上述地址；

(iv) 於香港一份英文報章及一份中文報章刊登；

(v) 以電子通訊送出或傳送至有權利的人所提供之電郵地址；或

(vi) 於可供有權利的人進入及瀏覽之本公司電腦網絡登載，並向該人士發出已登載有關通告或文件之通知。

如屬聯名股東，所有通告將發送予股東名冊上排名首位之聯名股東，而有關通告發送後，將被視為已向所有聯名股東給予充分通知。

（丁）細則第173條

刪除現行細則第173條全文並以如下條文代替：

173. 本公司或代表本公司發出或發送之通告或文件（包括上市規則規定之公司通訊）：

(i) 倘以專人送達或提交，則於當面送達或提交時作已經送達或提交論。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署，有關該通告或文件已由專人送達或提交之書面證明，即為送達或提交之確證；

(ii) 如以郵遞方式寄發，於載有通告或文件之郵件送交任何一間位於香港之郵政局翌日將被視為有效發送日期。公司只需證明載有通告或文件之郵件已恰當預付郵資（如地址屬香港以外而可提供空郵服務之地區，則預付空郵郵資）、註明收件人地址及送交郵政局，即可充分證明有關通告或郵件已有效發送，而公司秘書或董事會委任之人士簽署證明書證實載有通告或文件之郵件已恰當預付郵資、註明收件人地址及送交郵政局，即可作為最終證明；

(iii) 倘根據細則第171(iv)條規定以刊登報章廣告方式送達，則於該通告或文件首次刊登之日作已經送達論；

(iv) 如以電子通訊方式送出或傳送，在發件人未獲通知有關電子通訊未能傳送予收件人之情況下，於有關通告或文件以電子形式傳送之時即被視為有效發送日期，惟任何非發件人所能控制之傳送失誤，將不會影響有效發送該通告或文件之效力；及

(v) 如於本公司電腦網絡登載，於可供有權利的人進入及瀏覽之公司電腦網絡登載有關通告或文件並向該人士發出有關通知當日將被視為有效發送日期。

（戊）細則第174條

刪除現行細則第174條全文並以如下條文代替：

174. 本公司或代表本公司向因股東去世、精神失常或破產而對股份享有權利之人士發送之任何通告或文件，可根據細則第171條就原有股東所規定之同一方式發送。

（己）細則第176條

刪除細則第176條第二及第三行之「以郵遞方式寄發或送達股東之登記地址」，並以「根據細則第171條所規定之方式發送予股東」代替。

（庚）細則第177條

刪除現行細則第177條全文並以如下條文代替：

177. (A) 本公司可以書寫、印刷或電子形式簽署任何通告或文件。

(B) 除任何適用法例、規則及規例另有規定外，本公司可以只提供任何通告或文件（包括但不限於細則第167條所規定之文件及上市規則規定之「公司通訊」）之英文本或中文本，又或同時提供英文本及中文本。」

承董事會命
秘書
葉世光

香港，二零零二年九月二十四日

附註：

（甲）凡有權出席上述大會及投票之股東，均可委任一位或多位代表，代該股東出席大會及於投票表決時代其投票。受委代表毋須為本公司之股東。

（乙）代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，最遲須於指定開會時間四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心12字樓本公司註冊辦事處，方為有效。

（丙）董事會茲聲明：上述建議通過之特別決議案，乃為配合公司條例及香港聯合交易所有限公司證券上市規則之最新修訂，准許公司透過電子形式向股東發送公司文件及只提供文件之英文本或中文本，並向股東提供收取財務摘要報告以代替年報之選擇。

（丁）本通告之中文譯本（包括特別決議案內所載之新細則）僅供參考之用。中、英文內容如有差異，概以英文本為準。

（戊）本公司定於二零零二年十一月八日（星期五）至二零零二年十一月十三日（星期三），首尾兩天包括在內，暫停辦理本公司股份過戶登記手續。如欲享有建議之末期股息，則須於二零零二年十一月七日（星期四）下午四時正前將所有股份過戶文件連同有關股票，送達香港中環干諾道中111號永安中心5字樓標準證券登記有限公司，辦理登記手續。

集 團 財 務 摘 要

	一九九八年 *港元*	一九九九年 *港元*	二零零零年 *港元*	二零零一年 *港元*	**二零零二年** ***港元***
營業額	5,749,385,851	2,305,304,948	2,069,869,289	1,489,814,712	**2,713,424,196**
股東應佔純利	638,243,360	1,514,597,031	1,356,030,814	491,681,822	**262,787,696**
每股基本盈利（*仙*）	20.9	47.5	38.2	13.2	**6.8**
每股股息（*仙*）	13.0	10.0	10.0	4.0	**4.0**

每股基本盈利及股息



港仙計
70
60
50
40
30
20
10
0
每股股息
每股基本盈利
13.0
20.9
10.0
47.5
10.0
38.2
4.0
13.2
4.0
6.8
1998
1999
2000
2001
2002
年份

	一九九八年 港元	一九九九年 港元	二零零零年 港元	二零零一年 港元	二零零二年 港元
資產負債表					
非流動資產	28,808,443,183	24,244,609,270	24,705,810,079	29,460,704,702	**29,103,041,250**
流動資產	9,522,853,733	12,693,087,088	13,064,200,201	8,636,974,512	**12,367,681,343**
流動負債	(2,619,574,470)	(3,311,057,320)	(3,818,927,235)	(3,376,972,917)	**(5,942,584,022)**
	35,711,722,446	33,626,639,038	33,951,083,045	34,720,706,297	**35,528,138,571**
股本	3,125,186,259	3,491,078,256	3,629,901,942	3,860,583,211	**3,874,211,830**
儲備	23,085,982,995	22,613,382,775	23,814,301,430	23,768,581,580	**21,844,351,257**
股東權益總額	26,211,169,254	26,104,461,031	27,444,203,372	27,629,164,791	**25,718,563,087**
少數股東權益	70,292,395	35,285,882	24,662,142	22,188,838	**2,408,637**
非流動負債	9,430,260,797	7,486,892,125	6,482,217,531	7,069,352,668	**9,807,166,847**
	35,711,722,446	33,626,639,038	33,951,083,045	34,720,706,297	**35,528,138,571**
每股股東權益	8.39	7.48	7.56	7.16	**6.64**


股東權益總額（港幣十億元計）
40
35
30
25
20
15
10
5
0
26.2
26.1
27.4
27.6
25.7
1998
1999
2000
2001
2002
年份


股東應佔純利（港幣百萬元計）
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
638.2
1,514.6
1,356.0
491.7
262.8
1998
1999
2000
2001
2002
年份

截至二零零二年六月三十日止年度之分部業績之組合


物業
79%
1%
財務
11%
3%
6%
管理服務
及其他
證券
酒店經營

截至二零零二年六月三十日止年度之營業額組合


物業銷售
46%
證券買賣
及投資，及財務
2%
7%
31%
酒店經營
14%
租金收益
管理服務
及其他

主席報告

本人謹向股東提交二零零一／二零零二年度之年報。

業績

股東應佔淨利為二億六千三百萬港元

截至二零零二年六月三十日止年度，集團錄得經審核之綜合營業額及股東應佔綜合淨利，分別達二十七億一千三百萬港元及二億六千三百萬港元。本年度每股盈利為六點八一仙。

股息

董事會建議派發截至二零零二年六月三十日止年度之末期息每股兩仙，給予在二零零二年十一月十三日名列於本公司股東名冊之股東。連同已派發之中期息每股兩仙，全年每股派息共四仙。

董事會建議股東有權選擇收取新發行之股份代替以現金方式收取末期股息。此項以股代息建議需待(一)二零零二年十一月十三日召開之股東週年大會批准及(二)香港聯合交易所有限公司批准依據此項建議所發行之新股上市及買賣，方可作實。

載有關於以股代息建議詳情之通函及選擇以股代息之表格，將約於二零零二年十一月十四日寄予各股東。預計末期股息單及股票將約於二零零二年十二月十六日發給股東。

業務回顧

(一) 土地儲備

購入應佔總樓面面積二百六十萬平方呎

截至二零零二年六月三十日止財政年度，集團購入七幅主要用作住宅發展之土地及位於上海來福士廣場之商業項目（集團擁有百分之十九權益），此為集團帶來應佔總樓面面積合共約二百六十萬平方呎。購入之土地詳情如下：

地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1. 將軍澳地盤 新界將軍澳坑口地鐵站物業發展 將軍澳市地段第24號	住宅	60%	895,470
2. 西九龍地盤 九龍西九龍填海區海輝道 九龍內地段第11158號	住宅／商業	100%	843,621
3. 屯門地盤 新界屯門海珠路 屯門市地段第432號	住宅／商業	100%	345,661
4. 帝庭居 新界元朗屏山 丈量約份第121約 地段第2051號	住宅／商業	100%	109,348

業務回顧（續）

（一）土地儲備（續）

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
5.	The Beacon Hill 九龍九龍塘 歌和老街與達之路交界處 新九龍內地段第6196號	住宅	33.3%	100,391
6.	帝庭居 新界元朗屏山 丈量約份第121約 地段第2052號	住宅	100%	72,065
7.	琵琶山地盤 九龍琵琶山 郝德傑道 2及4號 新九龍內地段第6378號	住宅	33.3%	25,397
8.	來福士廣場 上海黃埔區 西藏中路228號 105A 及 B	商業	19%	255,977
				2,647,930

業務回顧（續）

(一) 土地儲備（續）

於二零零二年六月三十日，集團擁有土地儲備總樓面面積約一千七百萬平方呎，當中包括已完成之出售物業、發展中之物業及已發展完成之投資物業，各類型物業比例均衡：住宅佔百分之三十九，商業佔百分之三十四，工業佔百分之十四，停車場佔百分之九，以及酒店佔百分之四。於二零零二年七月二十六日，集團與市區重建局簽訂聯營合作協議，以發展荃灣市中心重建項目。集團計劃興建約一千九百個住宅單位，涉及總樓面面積約一百二十萬平方呎，並提供二十四萬五千四百一十九平方呎樓面面積作零售商業用途。連同此增購之重建項目，集團目前在本港共有十九個發展中項目，土地儲備約共一千八百四十萬平方呎。集團會繼續增添優質之土地儲備，以提升其盈利潛能。

集團擁有之土地儲備總樓面面積達一千七百萬平方呎

業務回顧 *(續)*

(二) 發展完成之物業及物業發展狀況

截至二零零二年六月三十日財政年度，集團已發展完成以下項目，應佔總樓面積約九十萬九千一百四十九平方呎：

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	帝柏海灣 九龍地鐵奧運站 海庭道18號 九龍內地段第11090號	住宅	42.5%	466,456
2.	奧海城2期 九龍地鐵奧運站 海庭道18號 九龍內地段第11090號	商業 (購物商場)	42.5%	217,297
3.	富利廣場 九龍 觀塘 巧明街111至113號 觀塘內地段第705號	工業	100%	225,396
				909,149

業務回顧 *（續）*

(二) 發展完成之物業及物業發展狀況 *（續）*

集團預計可於下個財政年度完成以下項目，應佔總樓面面積合共約一百萬平方呎。

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	御庭軒 新界粉嶺 和滿街9號	住宅／ 商業／ 停車場	100%	603,929
2.	月海灣 新界葵涌 葵聯路100號	住宅	100%	201,607
3.	海天峰 香港北角 雲景道35號	住宅	100%	134,225
4.	St Andrews Place 新界上水雙魚河 金翠路38號	住宅	100%	98,909
				1,038,670

業務回顧（續）

（三）銷售活動

年內，集團所錄得的物業銷售收入，主要來自出售帝柏海灣、柏景灣及藍灣半島之住宅單位；另出售數個投資物業，包括幸福中心和奧海中心兩幢商業大樓、所有信和中心之鋪位，及海堤花園豪華住宅項目。

同時，集團以預售形式出售四個興建中的住宅項目，包括粉嶺御庭軒、葵涌月海灣、北角海天峰及馬鞍山海典灣。即使面對經濟放緩，市場反應仍十分理想，大部份單位均已售出。以上項目預計於二零零二年至二零零三年期間竣工。





位於寶馬山雲景道之海天峰將成為該區豪宅的新指標。

業務回顧 *（續）*

(四)租務活動

於二零零二年六月三十日，集團已完成的投資物業應佔總樓面面積達八百一十萬平方呎，較上個財政年度之七百七十萬平方呎為多，其中物業類型比例均衡：商業佔百分之四十八，工業佔百分之二十四，停車場佔百分之十七，酒店佔百分之八，住宅佔百分之三。

本財政年度內，集團共完成兩項投資物業，分別為奧海城2期及富利廣場，合共為集團之現有租務物業組合增加了四十四萬二千六百九十三平方呎。奧海城2期現已是一個座落於西九龍地鐵奧運站之主要購物中心，商舖出租率高。而富利廣場之出租成績亦十分理想。於二零零二年六月，集團購入祟利中心全部權益，使用作工業用途之總樓面面積增加了十七萬零五百七十平方呎。雖然集團售出幸福中心、海堤花園及信和中心之餘下舖位，但整體而言，新增之奧海城2期、富利廣場及祟利中心，仍為集團已完成的投資物業應佔總樓面面積帶來約四十萬平方呎之淨增長。

業務回顧（續）

（四）租務活動（續）

集團定期於旗下購物商場舉辦多項推廣活動，令商場人流增加及為租戶引進商機。本年三月，集團特別安排世界著名少林功夫僧人於奧海城2期、中港城及藍灣廣場上演了三場「少林寺 — 生命之輪」武術大匯演。在「信和Peter Rabbit田園鄉土頌自然」宣傳活動中，英國著名的卡通人物Peter Rabbit為我們旗下商場帶來歡樂氣氛。六月在集團主要購物商場進行的「2002世界盃」現場直播，令奧海城2期及藍灣廣場的平均人流增加了近百分之三十，同時亦為租戶提高生意額。另外，屯門市廣場一期所進行之龐大外場翻新工程已於本年四月完成，令這個大型購物商場變得煥然一新。


奧海城飛越2002
倒數大派

集團屬下的購物商場經常舉辦各式宣傳活動吸引購物人潮。

租金總收入為十一億零六百萬港元

集團連同所佔聯營公司之總租金收入穩定，達十一億零六百萬港元，投資物業全年整體出租情況令人滿意。集團的投資物業組合多元化及地點優越，均是維持穩定的經常性收益之主要元素。

業務回顧（續）

（五）財務

集團資產負債比率為百分之二十三點八

現金資源約六十八億五千八百萬港元

穩定的經常性租金收益，連同銷售發展項目之收入，以及售出上述發展物業之收入，令集團的資產負債比率按淨債項與股東權益比率計算，下降至約百分之二十三點八的水平。集團貸款總額其中百分之十在一年內償還，百分之三十九在一至兩年內償還，百分之五十一則於二至五年內償還。於二零零二年六月三十日，集團資產總值為四百一十億港元。此外，集團包括所佔聯營公司擁有現金資源約六十八億五千八百萬港元，其中包括手頭現金約三十四億六千三百萬港元及可動用之未提取信貸額約三十三億九千五百萬港元。於二零零二年六月三十日，集團之股東權益總額及每股資產淨值分別為二百五十七億港元及六點六四港元。

於二零零二年四月，集團贖回面值一億一千五百一十萬美元於二零零二年到期四厘定息可換股債券，集團的外匯風險亦因而減少。

於二零零二年五月，集團透過其全資附屬公司Golden Million Finance Corporation，發行面值十五億港元於二零零七年到期三點七五厘定息可換股票據，這筆資金用作一般企業及營運資金用途。由於新發行之可換股票據是以港元為單位，將不會為集團帶來額外之外匯風險。

二零零二年六月三十日止財政年度內，集團除於二零零二年四月贖回可換股債券，令美元債項減少了一億五千五百三十八萬五千美元外，在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除特定的項目借貸及可換股票據外，集團大部份借貸均以浮息為基礎。

於二零零二年六月三十日，集團較上個財政年度二零零一年六月三十日止，沒有錄得任何承擔及或然負債的特別重大轉變。

業務回顧（續）

（六）未來發展

集團之業務主要集中於物業發展及投資方面，並將會繼續及選擇性地添置土地，以達至最佳的盈利前景。於本財政年度及截至二零零二年八月三十一日，集團添置應佔總樓面面積約四百萬平方呎之土地，主要用作發展住宅物業。集團預計該等項目可於四年內相繼完成。

集團致力興建優質物業，並為旗下的新發展項目、項目管理及物業管理引入環保概念及元素，以提供優質之生活及環境。海典灣的環保設備，計有所有單位擁有獨立露台、每層設循環廢物收集房，以及室外太陽能照明系統。於二零零二年七月，藍灣半島及帝柏海灣/柏景灣之住客會所分別獲「置業家居」周刊評選為香港冠軍及亞軍會所。是項選舉乃根據會所設施種類、價格及預訂設施便捷程度作評審標準，引證了集團以建設優質物業為主導。


Vibrosaun


位於港島小西灣海濱之藍灣半島，住客會所設施完善齊備，包括健康水療按摩設備，藍灣半島更於二零零二年七月榮獲香港經濟日報「置業家居」全港新樓會所設施評選冠軍，備受讚譽。

除上述事項外，其他資料對比二零零一年六月三十日止之年報並無任何其他重大轉變。

社會關係及環境責任

集團深信要達至最理想之長期股東價值，必須竭盡其社會責任，致力實踐環保。在集團日常運作和管理中，企業誠信、道德操守、企業管治及公民責任均扮演著十分重要的角色。集團亦致力在物業發展、項目管理、物業管理及辦公室行政貫徹配合環保之專業守則。

本財政年度內，集團贊助於二零零二年四月二十七日假西貢西郊野公園舉行之「為清新空氣植樹2002」活動，超過二百多名集團旗下物業之住戶一起植樹，並透過是次活動鼓勵「綠化」居住環境。


為清新空氣植樹
信和集團
SINO GROUP
Planting for Clean Air
2002
「為清新空氣植樹2002」

集團經已成立「綠色委員會」，專責推廣環保。「綠色委員會」透過為員工制定內部守則及舉辦活動包括講座和培訓課程，從而推動環保，提高員工和公眾人士的環保意識及使其明白環保對優質生活之重要性，並鼓勵他們積極參與社區活動，共同努力為香港建立一個美好的居住環境。

社會關係及環境責任（續）

集團參與及舉辦一系列活動支持環保，當中包括於二零零一年九月十五日派出超過五十名員工，參與「二零零一國際海岸清潔運動日」，於荃灣青山公路的「十五咪」泳灘清理岸邊垃圾；於二零零一年八月八日開始，集團於轄下二十三個大型屋苑內舉辦為期兩個月的環保運動，回收可循環再造之廢物。


Sino Group Fully Supports

二零零一國際海岸清潔運動日

於二零零二年一月，集團之全資附屬公司 — 信和物業管理有限公司榮獲「2001香港環保企業獎」之「環保物業管理（私營房屋）金獎」及「環保辦公室優異獎」。


2001
Hong Kong Eco-Business Award
香港環保企業獎
Presentation Ceremony

信和物業管理有限公司獲頒「二零零一年香港環保企業獎」之「環保物業管理金獎」，見證了信和管理層與員工於環保上所作出的貢獻。

僱員計劃

於本財政年度內，集團為超過二千六百七十名僱員提供了不同種類的內部及外間培訓課程，以維持高質素、增進其專業知識及提高生產力。訓練範圍主要集中於客戶服務和語言能力。所有前線僱員均須參與普通話語言訓練，以確保高質素的顧客服務。此外，本年培訓課程的主要範圍包括客戶關係、資訊科技、自我增值，以及有關辦公室行政、物業管理及項目管理方面的環保知識。為配合企業及特定的職業發展計劃需求，集團將繼續推出嶄新課程。

與此同時，集團亦舉辦一項甄選傑出表現僱員的計劃，以表揚對集團作出重大貢獻的僱員，從而發掘集團未來領導層，以及繼續栽培他們發展所長，令其成為同儕的典範。於本年度內，已有十五位員工獲得傑出員工獎。

展望

過去一年，美國及多個主要國家均受到經濟及政治事件影響，令原本處於放緩的經濟，變得更為反覆，阻礙了經濟復甦。一些以出口為主的經濟體系亦受到拖累。這全球經濟大氣候，令香港出現通縮及失業率高企的情況。然而，在中國本土經濟需求增長的帶動下，尤其在珠江三角洲地區，雙邊資本及貨物流向的增加，必然令香港從中得益。

展望 *(續)*

特區政府於二零零二年六月公佈的房屋政策，提及房屋政策的方向應以市場為主導，維持供求均衡，這將有利於樓市及對整體經濟之健康增長。政府發表的新公營房屋架構中表示，有關土地及房屋的組織將由一個新機構及一名主要官員掌管，從而提高決策過程、計劃推行及執行守則之效率，並透過綜合及全面的方式處理土地使用、資源分配及房屋供應之事宜。這反映特區政府決心維持私人住宅物業市場的自由運作。加上給予置業市民之各種財務、稅務及按揭優惠，樓市可望持續復甦。

於本財政年度內，集團以合理價錢額外增添之土地儲備，應佔總樓面面積達二百六十萬平方呎。此新增之土地將為集團提供穩定的收益前景。董事會對集團的中期及長期發展均有信心。

員工與管理層

為集團董事會服務超過十七年的執行董事李永根先生已於二零零二年五月一日退休。本人對李先生在職期間為本公司作出重大的貢獻，謹致以萬分謝意，並祝他退休生活愉快。

為集團董事會服務超過四年的李智康先生及服務超過一年的張永森先生，分別於二零零二年八月十二日及於二零零二年九月十九日離任。本人謹此感謝李先生及張先生在職期間對本公司作出的貢獻。

本人謹藉此機會代表董事會，感謝各員工對集團的支持及貢獻，並對董事會同寅的支持，深表謝意。

主席
黃志祥

香港，二零零二年九月二十四日

董事之個人資料

(I) 執行董事

黃志祥先生，50歲，自一九八一年出任本集團執行董事及自一九九一年出任本集團主席。黃先生於一九七五年取得大律師資格。黃先生在過去二十六年內，活躍於香港物業投資及發展，亦出任本公司之控股公司尖沙咀置業集團有限公司（「尖沙咀置業」）主席。黃先生並同時擔任香港及新加坡多間上市公司之主席。

楊柏軒先生，50歲，自一九九六年出任本公司執行董事。楊先生畢業於University of Manchester Institute of Science & Technology，於本公司工作超過二十年，在工程管理及成本控制方面具豐富經驗。楊先生亦曾是香港理工大學屋宇設備工程學系顧問委員會會員。

唐國通先生，60歲，自一九九七年出任本公司執行董事，於一九七零年及一九七九年分別取得香港及英國之律師資格。唐先生為香港一間著名律師事務所之顧問，並擔任尖沙咀置業及信和酒店(集團)有限公司之執行董事。

林裕兒先生，41歲，BSc，工商管理碩士，自一九九九年出任本公司執行董事兼集團財務董事。林先生曾任一間國際投資銀行董事兼合夥人，在企業財務及投資銀行業方面經驗豐富。在加入本公司之前，林先生為香港一間著名歐洲銀行結構融資部之主管。

(II) 獨立非執行董事

夏佳理先生，GBS，OBE，JP，63歲，自一九八一年出任本公司獨立非執行董事。於一九八八年出任立法會議員，由一九九一年至二零零零年六月尾止代表地產及建築界功能組別。夏佳理先生為尤德爵士紀念基金、愛丁堡公爵獎勵計劃國際基金會之國際獎勵計劃協會以及紀律人員薪俸及服務條件常務委員會之一般紀律服務人員小組委員會主席，亦為香港按揭證券有限公司董事及香港賽馬會主席兼董事，並於多個政府委員會及諮詢團體服務。夏佳理先生為香港一間律師事務所之合夥人，並擔任香港多間上市公司董事職務。

鄭明訓先生，JP，65歲，自一九九五年出任本公司獨立非執行董事。鄭先生曾任英之傑太平洋有限公司、羅富齊父子（香港）有限公司及香港總商會主席，以及立法會議員。鄭先生現為香港賽馬會董事及擔任香港及英國多間上市公司董事職務，亦為香港科技大學Management of Organizations兼任教授及香港中文大學校董會成員。

董事會報告書

董事會謹向各位股東呈交截至二零零二年六月三十日止年度年報及經審核財務報告書。

主要業務

本公司為一間投資控股公司。主要附屬公司之業務概況刊於財務報告書附註45。

業績及盈利分配

本集團截至二零零二年六月三十日止年度業績刊於本年報第201頁之綜合收益表。

本年度已向股東派發中期息每股2港仙，折合77,151,732港元，董事會建議派發末期息每股2港仙，給予在二零零二年十一月十三日名列於本公司股東名冊之股東，折合77,394,237港元。

投資物業

本年度內，本集團分別購入及出售148,224,049港元及709,827,528港元之投資物業，並將493,574,677港元之發展中物業轉撥至投資物業，且於年結日將所有投資物業進行重估。重估虧損淨額為1,390,214,183港元，已直接於投資物業重估儲備中扣除。

上述及其他關於本集團之投資物業於本年度內之變動詳情，刊於財務報告書附註15。

物業、廠房及設備

本集團之物業、廠房及設備於本年度內之變動詳情刊於財務報告書附註17。

主要物業

本集團於二零零二年六月三十日持有之主要物業資料刊於本年報第266頁至第282頁。

附屬公司及聯營公司

有關本公司於二零零二年六月三十日之主要附屬公司及聯營公司之詳情分別刊於財務報告書附註45及46。由於物業市道放緩，聯營公司利潤下調，以致應佔聯營公司業績受到影響。

股本

本公司之股本於本年度內之變動詳情刊於財務報告書附註29。

儲備

本公司及本集團之儲備於本年度內之變動詳情刊於財務報告書附註30。

購買、售賣或贖回本公司之上市證券

本年度內，本公司以總代價150,781,000美元贖回於盧森堡上市並於二零零二年四月到期面值115,100,000美元之可換股債券。

本公司同時以總代價57,599,045港元於香港聯合交易所有限公司（「聯交所」）購回本公司24,300,000股普通股。該等股份其後已註銷。註銷股份之面值總額24,300,000港元已撥入資本贖回儲備，而總代價則由本公司之保留溢利支付。該購回詳情如下：

購回月份	購回普通股總數	購回每股最高價 *港元*	購回每股最低價 *港元*	總代價 *港元*
二零零一年八月	4,800,000	2.775	2.650	13,085,012
二零零一年九月	6,200,000	2.250	1.950	12,828,808
二零零一年十月	6,500,000	2.225	1.990	13,654,347
二零零一年十一月	2,000,000	2.175	2.050	4,269,976
二零零二月一月	4,000,000	2.925	2.775	11,422,234
二零零二年二月	800,000	2.925	2.900	2,338,668
	24,300,000			57,599,045

購回乃旨在提高本公司之每股資產淨值及／或盈利，務求在整體上為股東帶來利益。

除以上所列，本公司及其附屬公司在本年度內並無購買、售賣或贖回本公司之任何上市證券。

可換股債券／票據

本公司及本集團於本年度內已發行及贖回之可換股債券／票據詳情刊於財務報告書附註28。

庫務，集團借貸及利息撥充資本

本集團維持穩健之庫務管理，保持最低之外匯風險及利率以浮動為基礎。有關隨時或須於一年內償還之銀行貸款、透支及其他借貸分類為流動負債。銀行貸款及其他借貸於二零零二年六月三十日之償還分析資料刊於財務報告書附註26。

本年度內，本集團撥充發展中物業之資本利息數目為41,539,007港元。

董事

本年度內及截至本報告書日期止本公司之董事為：

執行董事

黃志祥先生
楊柏軒先生
唐國通先生
林裕兒先生
李永根先生　（於二零零二年五月一日榮休）
李智康先生　（於二零零二年八月十二日辭任）
張永森先生，JP　（於二零零二年九月十九日辭任）

獨立非執行董事

夏佳理先生，GBS, OBE, JP
鄭明訓先生，JP

依據本公司組織章程細則，楊柏軒先生及林裕兒先生將於應屆股東週年大會輪值告退，惟均願膺選連任。

董事所佔本公司及其相聯公司之股份及債務證券權益

於二零零二年六月三十日，根據證券（公開權益）條例（「公開權益條例」）第二十九條規定存置之登記冊所記載，本公司董事及彼等聯繫人士實益持有（除特別聲明外）本公司及其相聯公司之股份及債務證券權益如下：

(甲) 持有本公司之權益

	持有之普通股數目				
董事姓名	個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	113,401	2,426,267	—	—	2,539,668
夏佳理先生，GBS, OBE, JP	1,026,570	—	—	—	1,026,570
鄭明訓先生，JP	59,176	—	—	—	59,176
楊柏軒先生	14,396	—	—	—	14,396
唐國通先生	—	—	—	—	—
李智康先生	—	30,000	—	—	30,000
林裕兒先生	—	—	—	—	—
張永森先生，JP	—	—	—	—	—

(乙) 持有相聯公司之權益

(i) 控股公司

尖沙咀置業集團有限公司

	持有之普通股數目				
董事姓名	個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	524,720	—	—	—	524,720
夏佳理先生，GBS, OBE, JP	60,000	—	—	—	60,000
鄭明訓先生，JP	—	—	—	—	—
楊柏軒先生	—	—	—	—	—
唐國通先生	—	—	—	—	—
李智康先生	—	—	—	—	—
林裕兒先生	—	—	—	—	—
張永森先生，JP	—	—	—	—	—

董事所佔本公司及其相聯公司之股份及債務證券權益 *（續）*

（乙）持有相聯公司之權益 *（續）*

(ii) 附屬公司

黃志祥先生非實益持有信和置業授信有限公司每股面值1港元之股份一股。

(iii) 聯營公司

黃志祥先生持有Erleigh Investment Limited 110股普通股，即百分之五十五之已發行股份權益，而Erleigh Investment Limited亦持有Murdoch Investments Inc.百分之一百之已發行股份權益。黃先生同時持有銀寧投資有限公司8股普通股，亦即百分之四十之已發行股份權益。

除上述披露外，並無任何董事及其聯繫人士按公開權益條例之界定實益及非實益持有本公司或其相聯公司之股份或債務證券之權益。此外，董事或其配偶或十八歲以下之子女亦無獲授可認購本公司及其相聯公司之股份或債務證券之任何權利或購股權。

購買股份或債券之安排

在本年度內，本公司、其控股公司或各附屬公司或同系附屬公司並無參與任何安排，致令本公司董事可藉認購本公司或任何其他法人團體之股份或債券而從中獲益。

董事於具競爭性業務之權益

依據聯交所之證券上市規則（「上市規則」）第8.10條，本公司披露在本年度內及直至本報告書日期止，董事會主席黃志祥先生於香港從事物業投資及發展業務之公司中擁有權益及／或身為該等公司之董事。

由於本公司董事會乃獨立於該等公司之董事會，亦有兩位獨立非執行董事，故本集團有能力獨立地按公平基準進行其業務。

董事於重要合約中之權益

在本年度內或年結日，除財務報告書附註44之「關連人士交易及關連交易」所披露外，本公司、其控股公司、各附屬公司或同系附屬公司並無訂立任何與本公司董事直接或間接擁有重要權益而與本公司業務有重大聯繫之其他合約。

管理合約

本公司董事與本公司或各附屬公司之服務合約均可於一年內由受僱公司終止而毋須繳付賠償金（法定之賠償除外）。

關連交易

本年度內，本公司宣佈已訂立下列關連交易，現按上市規則之規定披露交易細則如下：

收購股份及貸款

(i) 於二零零一年十一月十五日，本公司之全資附屬公司信和置業（上海）有限公司（「信置上海」）與Shanghai Square Pte Ltd（「Shanghai Square」）訂立協議。信置上海或其提名者可以200,000新加坡元（或900,000港元）之代價收購華慶控股私人有限公司（「華慶」）200,000普通股股份（佔其已發行普通股股份20%）；及以代價20,900,000美元（或162,500,000港元）購入Shanghai Square所借予華慶金額60,000新加坡元（或300,000港元）及29,400,000美元（或228,400,000港元）之股東貸款（連同其累計之利息）。

上述收購股份及貸款事項，已根據協議內有關條款於二零零一年十二月十八日完成。買方為本公司全資附屬公司Vasilon Pte Ltd.替代信置上海。

Shanghai Square為烏節控股有限公司（「烏節」）之全資附屬公司。黃廷方先生為本公司及烏節之共同主要股東，根據上市規則之規定，黃廷方先生屬本公司之關連人士。因此，上述事項，構成關連交易。

上述收購股份及貸款令本公司持有上海來福士廣場項目19%實際權益，使本公司在中華人民共和國（「中國」）發展迅速的主要大城市即時持有優質投資，增加本公司在中國之發展物業組合。本公司亦因持股合夥人均為著名的商體而得益良多。此外，收購股份及貸款事項之總代價亦較來福士廣場項目之市值及華慶之賬面值有所折讓。

關連交易（續）

收購股份及貸款（續）

(ii) 於二零零二年六月二十五日，本公司全資附屬公司會連發展有限公司（「會連」）及信和財務有限公司（「信和財務」）與Millwood Limited（「Millwood」）及健泰財務有限公司（「健泰財務」）訂立協議。會連同意以1港元之代價向Millwood購入Mass Fame Investment Limited（「Mass Fame」）100,000股股份（佔其已發行股份100%）。信和財務同意以96,558,776港元購入有關Mass Fame欠負健泰財務為數一筆98,815,848港元之貸款。Mass Fame間接持有一幢工業大廈崇利中心100%權益。

收購股份及貸款事項，已根據有關條款於二零零二年六月二十五日完成。

Millwood及健泰財務均為Boswell Holdings Limited（「Boswell」）之間接全資附屬公司。黃志祥先生擁有Boswell 50%權益。黃先生乃本公司主席兼執行董事，根據上市規則之規定，Boswell屬黃先生之聯繫人士，同屬本公司之關連人士。因此，上述事項，構成關連交易。

上述收購股份及貸款事項使本公司持有崇利中心，增添及擴充本公司之工用物業組合，本公司亦可就此機會提高崇利中心之價值。憑藉本公司於租賃及管理工用物業方面之專業知識，定將締造規模效益。

出售股份及貸款

(i) 於二零零二年六月二十五日，本公司及信和財務與Gornik Securities Limited（「Gornik」）及凱信財務有限公司（「凱信財務」）訂立協議。根據協議：(a)本公司同意以代價32,610,693港元出售Maba Trading S.A.（「Maba」）2股股份（佔其已發行股份100%）予Gornik；(b)信和財務同意按實際金額之基準轉讓予凱信財務有關茂信發展有限公司欠信和財務一筆為數9,521,342港元之貸款；及(c)信和財務同意按實際金額之基準轉讓予凱信財務有關盼域有限公司欠信和財務一筆為數8,878,650港元之貸款。Maba間接持有邁亞美海灣一期車位及餘下少數未售出住宅單位以及邁亞美海灣二期車位之50%權益。

(ii) 同日，會連及信和財務與Osborne Investments Ltd.（「Osborne」）及凱信財務訂立協議。根據協議：(a)會連同意以代價7,120,032港元出售導聰投資有限公司（「導聰」）500,000股股份（佔其已發行股份50%）予Osborne；(b)信和財務同意按實際金額之基準轉讓予凱信財務有關導聰欠信和財務一筆為數13,740,449港元之貸款。導聰持有海典居部份車位。

關連交易（續）

出售股份及貸款（續）

(iii) 同日，會連及信和財務與Osborne及凱信財務訂立協議。根據協議：(a)會連同意以代價12,790,484港元出售時信發展有限公司（「時信」）60,000股股份（佔其已發行股份60%）予Osborne；及(b)信和財務同意按實際金額之基準轉讓予凱信財務有關時信欠信和財務一筆為數5,108,686港元之貸款。時信持有太湖花園一期部份車位權益。

出售股份及貸款事項，已根據有關條款於二零零二年六月二十五日完成。

Gornik、凱信財務及Osborne均為Boswell之間接全資附屬公司。黃志祥先生擁有Boswell 50%權益。黃先生乃本公司主席兼執行董事，根據上市規則之規定，Boswell屬黃先生之聯繫人士，同屬本公司之關連人士。因此，上述事項，構成關連交易。

由於本公司於邁亞美海灣一期及二期、海典居及太湖花園一期之車位並無控權權益，故此出售上述股份及貸款事項可讓本公司出售該等物業之權益。

其他交易之進一步資料於財政報告書附註44之「關連人士交易及關連交易」中披露。

主要股東

於二零零二年六月三十日，根據公開權益條例第十六(一)條存置之登記冊所記載，下列股東持有本公司已發行股本中百分之十或以上權益：

股東姓名		持有之普通股數目	註
黃廷方先生	（「黃先生」）	2,086,258,682	1
尖沙咀置業集團有限公司	（「尖沙咀置業」）	2,001,810,807	1
陳廷驊先生	（「陳先生」）	424,041,928	2
Xing Feng Investments Limited	（「Xing Feng」）	424,041,928	2
興智投資有限公司	（「興智」）	424,041,928	2

主要股東（續）

註：

1. 黃先生持有尖沙咀置業超過三分一之投票權，因此黃先生被視為於尖沙咀置業所持有之本公司股份2,001,810,807股中擁有權益，且該等股份權益已納入上述披露之黃先生股份權益中。

2. 陳先生持有Xing Feng超過三分一之投票權，Xing Feng持有興智超過三分一之投票權。因此，陳先生被視為於Xing Feng及興智所持有之本公司股份中擁有權益，故此陳先生、Xing Feng及興智所持有之股份權益是重覆的。

除上述披露外，於二零零二年六月三十日，並無其他人士於本公司存置之登記冊內，登記持有本公司已發行股本百分之十或以上之權益。

捐款

本年度內，本集團之慈善及其他捐款為764,000港元。

主要供應商及客戶

本集團於本年度內之五大客戶及供應商分別佔本集團之銷售總額及採購總額均不足百分之三十，董事會並不認為任何一個客戶或供應商可影響本集團。

退休保障計劃

本集團為所有合資格僱員參與強制性公積金計劃。該計劃之資產與本集團之資產分開並存放於由託管人控制之基金內。

於收益表內扣除之退休保障成本乃本集團根據該計劃條款內列明之年率計算而作出之供款。

審核委員會

依據上市規則之要求，審核委員會於一九九八年九月二十三日成立，成員包括獨立非執行董事夏佳理先生，GBS, OBE, JP及鄭明訓先生，JP。審核委員會須向董事會負責，且自成立以來定期舉行會議，就本集團之財務申報程序及內部監管作出檢討並提供改善建議。

最佳應用守則

於截至二零零二年六月三十日止年度內，本公司一直遵守上市規則附錄十四最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，於股東週年大會上輪值告退及膺選連任。

核數師

於應屆之股東週年大會上，將提呈一項重聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會
主席
黃志祥

香港，二零零二年九月二十四日

已完成之物業

1. 威登中心
2. 大埔寶馬山
3. 帝柏海灣
4. 遠東金融中心
5. 鴻圖道1號
6. 帝景峰
7. 藍灣半島
8. 雍翠豪園
9. 帝庭豪園
10. 維港灣
11. 御峰豪園
12. 柏景灣
13. 綠悠軒

在發展中物業

14. 九龍內地段第11158號
15. 海典灣，沙田市地段第481號
16. 寶雲匯，地段第404號
17. 朗逸峰，地段第395號
18. 深井丈量約份第387約地段第214號
19. 將軍澳市地段第24號，地鐵將軍澳支線坑口站上蓋發展項目
20. 商貿城，新九龍內地段第5846號
21. Embassy Row，地段第2543號
22. 海天峰，內地段第8921號
23. 月海灣，葵涌市地段第480號
24. 御庭軒，粉嶺上水市地段第195號
25. St Andrews Place，地段第943號
26. 君頤峰，九龍內地段第11118號
27. 屯門市地段第432號
28. 帝庭居，地段第2051及2052號
29. The Beacon Hill，新九龍內地段第6196號
30. 琵琶山，新九龍內地段第6378號
31. 荃灣市中心重建項目

投資物業

32. 中央廣場
33. 電氣道148號
34. 中環廣場
35. 港麗酒店
36. 海港中心
37. 荷李活商業中心
38. 海天廣場
39. The Mayfair
40. 海德中心
41. 寶馬山花園
42. 太平洋廣場
43. 藍灣廣場
44. 統一中心25樓
45. 奧海城1期
46. 奧海城2期
47. 雅麗居
48. 金馬倫廣場
49. 中港城
50. 商業廣場
51. 富利廣場
52. 祟利中心
53. 威利廣場
54. 富登中心
55. 亞太中心
56. 觀塘碼頭廣場
57. 觀塘廣場
58. 歐美廣場
59. 太平洋貿易中心
60. 百萬龍大廈
61. 寶興中心
62. 利登中心
63. 陽光廣場商場
64. 尖沙咀中心
65. 油塘工業城
66. 碧湖花園商場
67. 御庭居商場
68. 萬金中心
69. 萬輝工業中心
70. 海悅豪園商場
71. 百利中心
72. 屏會中心
73. 沙田商業中心
74. 屯門市廣場第1期
75. 雅蔚居商場
76. 15 Shek O Headland
77. 半山漆咸徑1號
78. 金馬麟山道8號
79. 淺水灣道38號
80. 灣景園



72
68
28
67
71
74
27
地下鐵路
九廣鐵路 — 東鐵
九廣鐵路 — 西鐵（預計二零零三年完成）
馬鞍山鐵路（預計二零零四年完成）
九廣鐵路 — 輕鐵
機場鐵路及地鐵東涌綫
三號幹線


25
21
13
24
66
11
2
75
15
73
17
16
31
18
52
23
30
6
29
45
10
3
9
47
20
61
50
59
5
19
70
14
46
12
58
51
53
1
54
62
57
56
63
26
55
48
49
60
64
65
33
38
37
42
32
44
4
34
36
40
22
41
39
35
77
78
7
43
80
79
76

已完成之物業


奧海城
Olympian City 2 奧海城
OLYMPIAN EXPRESS

奧海城2期商場

奧海城2期商場雄踞地鐵奧運站，商場面積廣達五十餘萬平方呎，乃西九龍海濱備受歡迎及最大型之購物商場。



富利廣場

富利廣場位處觀塘最繁盛的地段，鄰近觀塘地鐵站，樓高二十六層，為最先進之高科技工貿中心。









帝柏海灣

帝柏海灣傍海而建，四幢住宅共有單位一千三百一十二個，設有行人天橋連接地鐵奧運站，豪華住客會所設施應有盡有，更於二零零二年七月榮獲香港經濟日報「置業家居」全港新樓會所設施評選亞軍，備受讚譽。



海 典 灣

海典灣是結合了多項環保設施的樓宇，將提供約九百個住宅單位，飽覽吐露港醉人全海景，並鄰近主要交通幹線及興建中的東鐵支線馬鞍山鐵路恆安站。



寶 雲 匯

寶雲匯位於荃灣中半山荃錦公路98號，地勢高聳，四周環抱連綿綠翠，近看荃灣繁華鬧市及藍巴勒海峽，遠眺港島璀璨景緻。

寶雲匯往市中心及荃灣地鐵站只需五分鐘，毗鄰多條高速公路，交通便捷，此項目將於二零零三年九月竣工。



西 九 龍 海 濱 發 展 項 目

此項目位於西九龍海濱海輝道，共有一千一百七十六個住宅單位，飽覽維多利亞港優美全海景，毗鄰地鐵奧運站及主要交通幹線，設施應有盡有。



坑口地鐵站上蓋項目

六幢設計現代化的住宅大廈，矗立於地鐵將軍澳支綫坑口站之上，共有住宅單位二千一百三十四個，豪華住客會所設施齊備，基座更設有大型購物商場。



君頤峰

君頤峰位於九龍京士柏豪宅區，將提供七百個豪華住宅單位，預計於二零零四年第一季竣工。



中環廣場

中環廣場為一幢七十八層智慧型高級寫字樓大廈，座擁維多利亞港全海景，總樓面面積約一百四十萬平方呎。外牆璀燦奪目，為全港最高商廈及港島最矚目之建築物，更是在香港這個獨特的商業中心經營企業之最佳據點。



屯門市廣場

屯門市廣場行人絡繹不絕，乃新界西北部最繁盛的購物中心。約七十萬平方呎之商場全部租出，為集團帶來可觀之租金收益。



中港城

雄踞尖沙咀海傍之二百六十萬平方呎全海景綜合建築物，包括甲級寫字樓、商場、酒店及中國客運碼頭，堪稱「中國黃金通道」。



中央廣場

中央廣場樓高三十八層，乃一座劃時代高智能寫字樓及零售飲食旺舖綜合大廈，集辦公、購物、娛樂於一身，雄踞中環核心旺地，毗鄰蘭桂坊，盡顯優越地利。



寶馬山花園

寶馬山花園座落於港島東半山充滿園林景緻之環境，擁八百三十個全海景豪華住宅單位，並提供最完善之康樂設施。



停車場

集團是香港最大規模的停車場經營者之一，擁有超過六千七百個停車位，為集團提供可觀的經常性收益。









港麗酒店

港麗酒店為亞洲最著名之五星級酒店之一，位於中環商業區備受推崇之太古廣場之上，鄰近金鐘地鐵站及天星碼頭。港麗酒店擁有五百一十三間客房包括四十六間套房，並備有商務中心、一系列的會議及宴會廳，以及優雅的餐飲食肆。











浮爾頓酒店

浮爾頓酒店為一家擁有四百間客房及套房之國際級酒店，而毗鄰海傍更建有新穎的綜合商業中心1號浮爾頓。此座落於新加坡商業核心區內的五星級酒店，充滿新古典建築藝術風格，並提供極盡氣派的酒店服務，房間入住率理想。

(1) 土地儲備

土地儲備總樓面面積達一千七百萬平方呎

於二零零二年六月三十日，信和集團的土地儲備由上個財政年度之一千五百萬平方呎，增加至一千七百萬平方呎。此增幅主要來自新添購用作發展住宅用途之土地。集團的各類型物業保持均衡比率：住宅佔百分之三十九，商業佔百分之三十四，工業佔百分之十四，停車場佔百分之九及酒店佔百分之四。大部份現正動工興建的住宅發展項目均位於港九新界的熱門地點，交通方便，可乘搭火車或地下鐵路，且設有運動及康樂設施一應俱備的住客會所。

本財政年度內，集團共購入七幅土地及位於上海之商業項目百分之十九權益，使土地儲備的應佔總樓面面積增加約二百六十萬平方呎。而該七幅土地均位於發展迅速的香港新市鎮。集團之商業項目及停車場，主要保留作長線投資，為集團帶來穩定的經常性收入。下表顯示於二零零二年六月三十日，集團之土地儲備詳情：

	地點及用途						
	住宅	商業	工業	停車場	酒店	總面積	%
	(總樓面面積以平方呎計算)						
新界	3,258,813	1,408,322	469,649	1,112,610	—	6,249,394	37%
九龍	1,506,067	2,002,435	1,927,999	391,452	—	5,827,953	34%
中國及新加坡	1,241,428	1,226,386	—	—	466,423	2,934,237	17%
港島	666,513	1,059,745	—	53,602	165,506	1,945,366	12%
總共：	**6,672,821**	**5,696,888**	**2,397,648**	**1,557,664**	**631,929**	**16,956,950**	**100%**
百分率	39%	34%	14%	9%	4%	100%	

(1) 土地儲備（續）

土地狀況及用途

	住宅	商業	工業	停車場	酒店	總面積	%
	（總樓面面積以平方呎計算）						
已完成之投資物業	254,736	3,878,813	1,936,080	1,409,372	631,929	8,110,930	48%
發展中之銷售物業	5,591,942	1,089,032	—	148,292	—	6,829,266	40%
已完成之銷售物業	659,303	37,753	461,568	—	—	1,158,624	7%
發展中之投資物業	166,840	691,290	—	—	—	858,130	5%
總共：	**6,672,821**	**5,696,888**	**2,397,648**	**1,557,664**	**631,929**	**16,956,950**	**100%**
百分率	**39%**	**34%**	**14%**	**9%**	**4%**	**100%**	

土地儲備 — 用途
（於六月三十日）



平方呎（百萬計算）
18
16
14
12
10
8
6
4
2
0
16.1
0.6
1.4
3.0
5.2
5.9
15.2
0.7
1.5
2.6
4.9
5.5
14.9
0.7
1.5
2.6
4.9
5.2
15.0
0.7
1.6
2.2
5.4
5.1
17.0
0.7
1.6
2.4
5.7
6.6
1998
1999
2000
2001
2002
酒店
停車場
工業
商業
住宅

(2) 集團發展完成之物業簡介

帝柏海灣及奧海城2期（佔百分之四十二點五權益）
九龍地鐵奧運站海庭道18號

此兩項物業為地鐵奧運站B地盤發展項目的一部份。地鐵奧運站發展項目建於西九龍一幅由堆填維多利亞港所得的大片土地上。由此發展項目乘搭地鐵東涌綫往中環只需五分鐘車程，往赤鱲角新機場亦只需十八分鐘。

A地盤（共三座商業大樓）、C地盤（由維港灣住宅大廈、奧海中心及奧海城1期商場所組成）以及B地盤之第一期（柏景灣住宅大廈）的建築工程經已完成。維港灣及柏景灣超過百分之九十單位經已售出。於本財政年度內，奧海中心已出售予一個大型的銀行集團，以作其營運中心。奧海城1期（集團佔百分之三十權益）仍維持高出租率。



奧海城2期商場自開業以來吸引大量人流。



B地盤之第二期（由帝柏海灣住宅大廈共一千三百一十二個單位及奧海城2期商場共五十一萬一千二百八十七平方呎的零售樓面面積所組成）已於二零零一年第四季竣工。帝柏海灣大部份單位亦經已售出。奧海城2期為樓高三層之購物商場，擁有八萬平方呎之露天廣場及約二百間零售商舖，為客戶提供美食、娛樂及多元化的消費享受。商場內裝設多部等離子顯示屏及投射器，商場外亦設有一個大型室外平面顯示器，以提供資訊娛樂給訪客。為了進一步增加行人流量及提高商場知名度，集團定期舉辦宣傳活動，如時裝表演、歌唱、舞蹈及藝術表演。奧海城2期全年均維持高出租率。

(2) 集團發展完成之物業簡介（續）

富利廣場（佔全部權益）
觀塘巧明街111至113號

此座二十六層高的物業位於觀塘，步行往觀塘地鐵站只需三分鐘。此物業已保留作投資用途。富利廣場於二零零一年十一月落成，出租率令人滿意。

(3) 集團發展中物業簡介

海天峰（佔全部權益）
香港北角雲景道35號
內地段第8921號

此地盤位於尊貴的寶馬山住宅區，鄰近銅鑼灣購物區及中環商業區。此住宅發展項目將提供一百零八個擁覽維港景緻的豪華住宅單位，預計於二零零二年十二月竣工。

御庭軒（佔全部權益）
新界粉嶺和滿街9號
粉嶺上水市地段第195號

此項發展物業將提供三十八萬四千一百七十五平方呎住宅用地，共六百六十二個住宅單位，以及七萬一千四百六十二平方呎商業用地和十四萬八千二百九十二平方呎停車場用地，預計於二零零二年九月竣工。此物業已有超過百分之九十單位以預售形式售出。

月海灣（佔全部權益）
新界葵涌葵聯路100號
葵涌市地段第480號

此物業位於發展迅速及交通網絡完善的葵涌區，將提供三百七十二個住宅單位，住宅用地之總樓面面積達二十萬一千六百零七平方呎，預計於二零零二年九月竣工。此物業大部份單位已於本財政年度內以預售形式售出。



葵涌半山之月海灣於公開發售時反應熱烈，掀起搶購熱潮。

(3) 集團發展中物業簡介 *(續)*

海典灣（佔全部權益）
新界馬鞍山第77區保泰街1號
沙田市地段第481號



馬鞍山海典灣全海景豪宅接近全部售罄。



此地盤位於發展迅速的新市鎮，交通網絡完善，當中包括計劃於二零零四年完工的馬鞍山鐵路。海典灣是結合了多項環保設施的「環保樓宇」，環保設施計有每個單位擁有獨立露台、每層設循環廢物收集房、自然通風停車場、室外太陽能照明系統，以及廣闊的室外綠化空間和平台園藝花園。此項目預期於二零零三年第三季完工後，將提供約九百個住宅單位，以及約十一萬平方呎的室內及室外會所設施。此物業超過百分之九十八單位已於本年內以預售形式售出。

St Andrews Place（佔全部權益）
新界上水雙魚河金翠路38號
丈量約份第94約地段第943號

此獨特的低密度發展項目環境優美，環抱香港哥爾夫球會及香港賽馬會雙魚河鄉村會所。它擁有二十六個優質獨立洋房連車位。此地盤之地基工程經已完成，現正進行上蓋工程，預計於二零零三年三月興建完成。

(3) 集團發展中物業簡介（續）

寶雲匯及朗逸峰（分別佔百分之五十及百分之二十五權益）
新界荃灣第40區
地段第404號及地段第395號

此兩個地盤位於大帽山半山，可一覽無遺地俯瞰荃灣、青馬大橋及汲水門全景，將提供住宅用地超過一百萬平方呎，約有九百八十個豪宅單位。此項目將於二零零三年下半年竣工。

君頤峰（佔百分之三十權益）
九龍京士柏衛理道16號
九龍內地段第11118號

此地盤位於九龍其中一個高尚住宅區，並將發展成頂級豪宅物業，提供七百個住宅單位及三層高之住客會所／停車場裙樓。此發展項目計劃於二零零四年首季完工。

帝庭居（佔全部權益）
新界元朗屏山屏竹里
丈量約份第121約地段第2051及2052號

此地盤位於屏山及鄰近塘坊村輕鐵站。集團計劃興建低層住宅項目，共提供二百九十九個住宅單位，以及佔地一千八百七十平方呎之零售面積。此項目現正進行地基工程，預計於二零零三年九月竣工。

將軍澳地盤（佔百分之六十權益）
新界將軍澳坑口地鐵站發展項目
將軍澳市地段第24號

二零零二年六月，集團以投標方式取得位於坑口地鐵站上蓋物業的發展權，地盤面積為十九萬三千三百六十五平方呎。坑口地鐵站已於二零零二年八月十八日通車。此項目將由本集團及嘉里建設有限公司聯合發展，預計於二零零四年八月完成興建六座大廈共二千一百三十四個單位。此項目之地基工程經已完成。

(3) 集團發展中物業簡介（續）

琵琶山地盤（佔百分之三十三點三權益）
九龍琵琶山郝德傑道2及4號
新九龍內地段第6378號

此重建項目位於琵琶山半山，將提供八十八個擁覽九龍半島景緻的豪華低層及低密度住宅洋房。此地盤之現有政府職員宿舍正在進行拆卸工程，預計於二零零四年十二月竣工。

深井地盤（佔百分之五十權益）
新界深井
丈量約份第387約地段第214號

此發展項目之總樓面面積為十七萬七千三百三十五平方呎，設有兩座住宅大廈，提供約二百五十六個住宅單位，而馬灣海峽及青馬大橋全景均能盡收眼底，預計於二零零四年九月竣工。

屯門地盤（佔全部權益）
新界屯門海珠路第16區
屯門市地段第432號

此發展項目位於新界其中一個發展迅速及高密度的新市鎮，鄰近主要交通幹線，交通方便。此地盤毗鄰公共康樂設施及學校，步行往屯門市中心第一期只需約十分鐘。此項目將提供五百五十二個住宅單位及佔地三萬七千八百三十五平方呎之零售面積，預計於二零零四年十二月竣工。

西九龍地盤（佔全部權益）
九龍西九龍填海區海輝道
九龍內地段第11158號

此地盤位於西九龍填海區海傍及毗鄰維港灣，步行往地鐵奧運站只需五分鐘。由於此地盤鄰近信和位於地鐵奧運站的大型發展項目，為集團在項目管理及市場推廣上帶來經濟效益。此項目於二零零五年五月興建完成後，將提供約一千一百七十六個住宅單位及佔地十一萬二千四百八十三平方呎之購物商場。

(3) 集團發展中物業簡介（續）

The Beacon Hill（佔百分之三十三點三權益）
九龍九龍塘歌和老街與達之路交界
新九龍內地段第6196號

此地盤鄰近香港城市大學，可步行往九龍塘地鐵站及火車站。The Beacon Hill提供二百八十八個豪華住宅單位、十九幢洋房及一系列會所設施。此發展項目計劃於二零零五年五月興建完成。

荃灣市中心重建項目（佔全部權益）
荃灣

二零零二年七月，集團與市區重建局簽訂聯營合作協議，以發展荃灣市中心重建項目。此地盤位於荃灣大會堂對面，步行往荃灣地鐵站只需五分鐘，而步行往將於二零零三年興建完成的九廣鐵路西鐵荃灣站亦只需十分鐘。集團計劃興建七座大樓，提供共一千九百零四個住宅單位，涉及總樓面面積約一百二十萬平方呎，並提供樓面面積二十四萬五千四百一十九平方呎作零售商業用途。此項目將於二零零六年竣工。

Embassy Row（佔全部權益）
新界上水金錢村金錢南路8號
丈量約份第92約地段第2543號

此獨特的低密度發展項目位於景色怡人之上水郊區，毗鄰香港哥爾夫球會及香港賽馬會雙魚河鄉村會所，提供五十三個設計饒富英國鄉村氣息的優質平房；另設有七十四個車位。此發展項目預計於二零零四年一月竣工。

商貿城（佔百分之五十權益）
九龍九龍灣啟順道12號
新九龍內地段第5846號

此物業為商業樓宇重建項目，位於東九龍走廊附近，前為航空貨運中心，步行往九龍灣地鐵站只需八分鐘。項目改建後將提供應佔樓面面積達四十一萬三千五百七十平方呎。預計竣工日期為二零零三年十二月。

(3) 集團發展中物業簡介（續）

來福士廣場（佔百分之十九權益）
上海黃埔區
西藏中路228號105A及B

此樓高四十六層的高級商業大樓位於黃埔區商業市中心，地盤面積為十六萬三千六百二十四平方呎，將於二零零三年十二月工程完成，可提供總樓面面積共一百三十五萬平方呎。隨著中國加入世貿、投資流向增加及經濟增長，此發展項目將為集團帶來理想的回報。

(4) 投資物業

八百一十萬平方呎用途廣泛之投資物業組合

於本財政年度內，集團已完成之各類型用途廣泛的投資物業組合為八百一十萬平方呎：

用途	**百分率**
寫字樓／商業	48%
工業	24%
停車場	17%
酒店	8%
住宅	3%

集團的投資物業組合全年均保持高出租率。本財政年度，集團總租金收入，包括所佔聯營公司及關連公司租金收入維持穩定，達十一億零六百萬港元。

集團之投資物業組合，包括所佔聯營公司之權益詳情如下：

	投資物業組合					
	住宅	**商業**	**工業**	**停車場**	**酒店**	**總面積**
	（總樓面面積以平方呎計算）					
已完成之投資物業	254,736	3,878,813	1,936,080	1,409,372	631,929	8,110,930
發展中之投資物業	166,840	691,290	—	—	—	858,130
總共：	**421,576**	**4,570,103**	**1,936,080**	**1,409,372**	**631,929**	**8,969,060**

(4) 投資物業（續）



租金收入總額
（包括集團來自聯營及關連公司）
（截至六月三十日止年度）
（百萬港元計）
1,400
1,200
1,000
800
600
400
200
0
1,207
1,055
1,038
1,115
1,106
1998
1999
2000
2001
2002
年份

(5) 投資物業簡介

藍灣廣場（佔百分之四十權益）
香港小西灣道28號

藍灣廣場樓高三層，提供零售面積共十八萬九千一百九十平方呎，擁有超過八十間零售商舖及酒樓食肆，以供顧客多元化的消費享受。另有超過一千二百個停車位。廣場地面的公共運輸交匯處除附設有空調外，更備有數碼電子顯示器，以便提供交通資訊。此公共運輸交匯處提供超過二十條巴士路線穿越港九新界。藍灣廣場不單是一個優質的購物商場，它亦設有海濱長廊，可欣賞舒適動人的維港景緻。藍灣廣場的出租率甚高。

(5) 投資物業簡介 *(續)*

電氣道148號(佔全部權益)
香港北角電氣道

此優質商業發展項目位於炮台山地鐵站及海底隧道附近。物業設計迎合各行各業。毗鄰五家國際級酒店,包括城市花園酒店。物業提供應佔樓面面積約十九萬七千四百平方呎,入伙紙已於二零零零年十二月發出。

中央廣場(佔百分之七十權益)
香港中環雲咸街60號

此甲級商業發展項目毗鄰聞名的娛樂飲食勝地蘭桂坊,整個發展已於二零零一年六月落成,提供二十五萬五千九百一十一平方呎之國際級商業用地。而其商場亦配合及提升蘭桂芳璀燦的氣氛,並提供更多高質素的飲食服務。

浮爾頓酒店及1號浮爾頓(佔全部權益)
新加坡1號浮爾頓廣場及浮爾頓路1號

浮爾頓酒店位於新加坡商業區中心,臨海而建,是一座擁有獨特傳統建築外貌及現代化室內設計的國際五星級酒店,設有四百間客房及套房,並由隧道連接毗鄰的現代化商業中心,此項目已於二零零零年十二月竣工。自開幕以來,即成為新加坡之熱門酒店。浮爾頓酒店榮獲全球流行旅遊雜誌Condé Nast Traveller所舉辦之第六屆「2002 Hot List」選為世界級新酒店,並榮獲Urban Redevelopment Authority of Singapore Architectural Heritage Award 2001, Singapore Institute of Architects Architectural Design Award 2001及MIPIM Award 2002等獎項。浮爾頓酒店亦於Institutional Investor雜誌第二十二屆全年世界最佳酒店調查中,獲評選為二零零二年世界最優越酒店之一。

(5) 投資物業簡介（續）

中環廣場（佔百分之十權益）
香港灣仔港灣道18號

中環廣場為一幢高智能商廈，樓高七十八層，座擁維多利亞港全海景，被譽為亞洲最高商廈之一及全球以鋼筋混凝土建成的最高大廈。這幢甲級商廈總樓面面積約為一百四十萬平方呎，鄰近香港會議展覽中心，地點尊貴，其先進設施吸引了很多世界級公司租戶。整幢樓宇於一九九二年十月竣工，所有單位已全部租出。

中港城（佔百分之二十五權益）
九龍尖沙咀廣東道33號

中港城座落於尖沙咀西海傍，面積達二百六十萬平方呎，是一個集商場、寫字樓、酒店、巴士總站及中港碼頭於一身的綜合物業。由於該物業外牆金光璀璨，加上設有中港渡輪碼頭，中港城因而有「中國黃金通道」之美譽。隨著香港與中國沿海城市交通日漸頻繁，物業內的人流亦有理想的增長，大大提高商場租戶的生意額，因此商舖的整體出租率理想。

尖沙咀中心（佔百分之四十五權益）
九龍尖沙咀東梳士巴利道

尖沙咀中心位於尖沙咀東部的中心點，鄰近有多間國際級大酒店。該寫字樓備受貿易公司及製造業公司歡迎。預計於二零零四年興建完成的九廣鐵路東鐵尖沙咀支線及尖沙咀海濱長廊計劃，將進一步刺激該區的交通流量。此物業之出租率理想。

屯門市廣場第一期（佔全部權益）
新界屯門屯順街及屯盛街1號

屯門市廣場落成至今已十四年，為新界西北部之重要購物中心。物業連接輕鐵及巴士總站，人流絡繹不絕，為連接整個新界西鐵路系統的一部份。屯門市廣場第一期所進行之龐大外場更新工程已於年內完成，令這大型購物商場變得煥然一新，光芒四射，體現了現代生活之風格。物業已全部租出，並為集團帶來穩定的租金收益。

(5) 投資物業簡介（續）

港麗酒店（佔百分之三十權益）
香港金鐘道88號太古廣場

此五星級國際酒店位於香港島一個主要的購物中心之上，由著名的國際酒店管理公司管理。酒店的優越位置及超水準的服務令其成為亞洲的頂級酒店之一。即使受到美國九一一事件的短暫影響，酒店的入住率依然理想。

亞太中心（佔全部權益）
九龍尖沙咀漢口道28號

此商用物業位於尖沙咀繁盛的購物區中心點，是一座高層現代化寫字樓連商場裙樓，總樓面面積為二十三萬二千六百零六平方呎，大部份商舖均面向繁盛的街道。

太平洋廣場（佔全部權益）
香港德輔道西418號

太平洋廣場位於港島西區，鄰近西區海底隧道，而地下亦預留作未來地鐵站出口。廣場集寫字樓及購物商場於一身，樓高二十三層，提供十三萬一千九百六十平方呎辦公室面積，以及佔地三萬二千五百平方呎的商場裙樓。

歐美廣場（佔全部權益）
九龍登打士街32號

物業於一九九三年落成，位於九龍旺角最繁盛之購物及商業區的中心點，此十九層高之寫字樓座落於四層高之商場上。

海德中心（佔全部權益）
香港灣仔盧押道18號

此商業物業位於繁忙之灣仔區中心，大廈外形設計吸引，鄰近灣仔地鐵站出口，出租率理想。

(5) 投資物業簡介 *（續）*

金馬倫廣場（佔全部權益）
九龍尖沙咀金馬倫道23號

該銀座式商業大廈位於九龍最繁盛之商業及旅遊區，大部份租戶皆為零售商戶，出租情況令人滿意。

海天廣場（佔全部權益）
香港筲箕灣興民街68號

該商業物業位於港島旺區之一，提供十一萬九千二百九十八平方呎之寫字樓面積，建於兩層高之商場／酒樓／寫字樓裙樓及停車場之上。

崇利中心（佔全部權益）
新界荃灣永賢街9號

崇利中心於二零零二年六月購入。此工業大廈樓高十八層，提供十七萬零五百七十平方呎樓面面積，位於荃灣工業區中心及鄰近葵涌貨櫃碼頭，出租率高企。

(6) 中國市場

集團採取審慎及集中管理的中國投資政策。繼成功在廈門發展及推出首個住宅物業金龍花園之後，集團現時於中國共有九個地盤，分佈於上海、廈門、福州及廣州幾個重要城市及地區，可發展之總樓面面積達二百四十萬平方呎。集團於中國發展之物業以住宅為主，並以分期發展方法應付個別市場的需要。

此等物業之平均地價及成本均非常低，長遠而言，預期將為集團帶來合理利潤。

(7) 企業財務及公共事務

財務狀況強勁而穩健

集團的投資物業組合令其經常性收入基礎更形穩健，加上發售項目包括柏景灣、帝柏海灣、藍灣半島、所有信和中心之舖位並所有海堤花園之單位，以及四個新推出的住宅項目，包括御庭軒、月海灣、海天峰及海典灣，均為集團帶來可觀的收入。因為現金流動強勁，集團的財務狀況保持穩健。資產負債比率下降至百分之二十三點八。年內，集團已歸還總值四十二億港元之債項。

(7) 企業財務及公共事務（續）

集團將繼續維持高透明度，並與各銀行和投資者保持良好的溝通。集團企業財務及公共事務部透過不同的渠道，包括定期與投資者、基金經理及分析員會晤、投資者研討會、實地考察、業績簡報及集團網址(www.sino-land.com)等，發佈集團的最新動向和資訊。

「信和之友」會員超逾五萬二千人

於一九九七年七月成立的「信和之友」，會員人數現已增加至超過五萬二千人。為了加強集團與客戶間的溝通，「信和之友」透過會員通訊、互聯網、集團網址及電子郵件與各業主、住客、租戶及市民互通消息，更致力於加強網上交流，使訊息傳送更有效率，同時有助節省用紙，響應環保。「信和之友」會員於集團或與集團有關之香港及新加坡商場和酒店，均可享有多項購物、住宿優惠及置業優惠，並可優先參觀示範單位及參加特別為會員而設的活動。隨著更多集團之住宅單位及商業用地在市場推售，「信和之友」將全力推廣其會籍及優惠服務。

培訓員工是集團最重要的管理目標之一。在建立專業精神以及提升優質服務方面，員工培訓起著重要的作用。年內，集團為員工舉辦了不同種類的培訓課程，以增強員工之發展潛能及提高其生產力。為了增強員工知識和技能，以及提升其服務質素，集團亦安排了不同種類的講座和培訓課程，包括客戶服務、語言訓練、環境保護及資訊科技。集團也善用很多不同的渠道，包括內聯網及電腦網絡提高資訊流通的速度，以及加強行政管理的效率。



「信和之友」定期為會員舉辦不同的活動如「赤徑紅樹林之旅」，參與會員十分踴躍。

(8) 物業管理

提高服務質素及迎合顧客要求

集團透過旗下全資附屬公司，包括信和物業管理有限公司、信和物業服務有限公司、恒毅清潔服務有限公司、信和護衛有限公司及其聯營公司信和停車場管理有限公司，提供物業管理、清潔、保安、物業維修及其他有關服務。隨著集團物業迅速發展，物業管理業務範圍將相應擴大，現時負責管理逾一百三十九個物業，包括本集團物業、其他私人屋苑及政府轄下的商場等，應佔總樓面面積超過四千四百萬平方呎。

於二零零一／二零零二年度，集團在多方面發展迅速，並定期提供全面及有關物業管理的訓練課程，主要課程包括客戶服務及語言訓練。二零零二年一月，信和物業管理有限公司推出「物業管理學科」。此乃為期一年的全面及密集課程，目的在於訓練剛畢業的大學生成為全能物業經理。受訓者將被授予有關物業管理的所有基要知識、原則及最佳的管理方法，從而確保我們的專業精神及高服務質素。在策略上，集團於七個最重要的物業據點，包括尖沙咀中心、屯門市廣場、寶馬山花園、香港黃金海岸、中港城、奧海城1期及2期，以及藍灣半島，委任分區經理，以加強管理。為了配合物業管理之業務擴展及迎合顧客對優質服務日益提升之要求，集團將繼續致力提供高服務質素，並努力邁向優質物業管理服務的目標。

年內，信和物業管理有限公司成功奪得運輸署轄下六個大型公共運輸交匯處之管理合約。是項合約為期三年，負責港島區六個大型公共運輸交匯處包括藍灣半島、交易廣場、統一中心、天后地鐵站、海怡半島及田灣邨之設施管理、清潔、維修及緊急應變安排等服務。信和物業管理有限公司將繼續發掘新商機及拓展業務範圍，令其股東增值。

(8) 物業管理（續）

除了前述有關環境保護之嘉許外，信和物業管理有限公司更為其管理之物業屢奪獎項，包括為雅閣花園及雅麗居贏取「九龍城區私人大廈清潔比賽」優異獎，以及為雅閣花園取得「九龍城樓宇防火安全設施保養比賽」冠軍。另外，雅士花園更獲取「最佳保安管理公司」獎項。而雅閣花園及帝庭豪園亦取得「優異保安管理公司」獎項。這些獎項及嘉許均展示了信和物業管理有限公司在追求優質服務之努力。


減廢回收兼再造
信和與您齊做好
廢物回收大行動

信和全力支持「廢物回收大行動」。

本財政年度內，信和停車場管理有限公司贏得一系列的獎項，包括由香港房屋委員會頒發之「二零零一年度最佳停車場管理公司」獎項，以及由屯門區撲滅罪行委員會頒發予黃金海岸購物商場以嘉許其保安管制之「最佳保安停車場」獎項。

核數師報告書

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致信和置業有限公司各股東
（於香港註冊成立之有限公司）

本核數師行已完成審核載於第201頁至第264頁按照香港普遍採納之會計原則編製的財務報告書。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報告書。在編製該等財務報告書時，董事必須貫徹採用合適的會計政策。

本行之責任是根據本行審核工作的結果，對該等財務報告書表達獨立的意見，並向股東作出報告。

意見的基礎

本行乃按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告書所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告書時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告書是否存有重要錯誤陳述，作合理的確定。在表達意見時，本行亦已衡量該等財務報告書所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報告書均真實及公平地反映 貴公司及 貴集團於二零零二年六月三十日的財政狀況及 貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零二年九月二十四日

綜合收益表

截至二零零二年六月三十日止年度

	附註	二零零二年 港元	二零零一年 港元 (重列)
營業額	4	**2,713,424,196**	1,489,814,712
銷售成本		**(757,448,223)**	(155,799,941)
直接費用		**(471,559,745)**	(375,823,116)
		1,484,416,228	958,191,655
其他收益		**61,262,686**	61,876,439
持有買賣證券投資之未實現虧損		**(180,228,233)**	(102,399,270)
其他證券投資減值虧損		**(103,107,616)**	(6,856,943)
出售其他證券投資虧損		**(129,255,068)**	—
行政費用		**(391,787,588)**	(410,788,242)
其他經營費用		**—**	(9,708,167)
經營溢利	6	**741,300,409**	490,315,472
財務收益	7	**125,470,873**	286,696,502
財務成本	8	**(505,914,014)**	(677,104,074)
財務成本淨額		**(380,443,141)**	(390,407,572)
應佔聯營公司業績	9	**(98,360,557)**	396,093,427
出售附屬公司所得之溢利		**12,712,419**	—
出售聯營公司所得之溢利		**69,611,638**	77,355,564
除税前溢利		**344,820,768**	573,356,891
税項	12	**(89,775,703)**	(80,481,062)
未計少數股東權益前溢利		**255,045,065**	492,875,829
少數股東權益		**7,742,631**	(1,194,007)
本年度純利	30	**262,787,696**	491,681,822
股息	13	**153,973,396**	258,408,120
每股盈利	14		
基本		**6.81仙**	13.18仙

資產負債表

於二零零二年六月三十日

		本公司		本集團	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	港元	港元	港元	港元
			(重列)		(重列)
非流動資產					
投資物業	15	—	—	**14,448,546,536**	15,897,178,318
酒店物業	16	—	—	**1,154,228,706**	1,132,935,401
物業、廠房及設備	17	—	—	**80,221,262**	47,848,461
投資附屬公司權益	18	**21,812,147,103**	22,835,429,138	—	—
投資聯營公司權益	19	**591,401,221**	956,608,603	**11,813,274,134**	11,269,781,767
證券投資	20	**614,627,935**	588,767,279	**835,204,231**	954,512,951
借予投資公司款項	21	—	—	**78,651,026**	81,522,299
其他非流動資產		**300,000**	300,000	**300,000**	300,000
應收遠期貸款	22	—	—	**692,615,355**	76,625,505
		23,018,476,259	24,381,105,020	**29,103,041,250**	29,460,704,702
流動資產					
發展中物業		—	—	**5,880,322,201**	3,610,082,598
未售樓宇存貨	23	**1,356,914**	1,356,914	**291,156,405**	304,457,363
酒店存貨		—	—	**21,946,321**	19,830,630
證券投資	20	**483,776,879**	661,613,025	**485,726,879**	664,163,025
應收聯營公司款項		**350,742,779**	—	**2,174,700,180**	2,681,616,184
應收賬款及其他應收	24	**5,908,281**	12,556,805	**726,740,336**	697,423,143
購買土地之訂金		—	—	**20,000,000**	—
應收遠期貸款之本期部分	22	—	—	**25,558,437**	2,787,496
可收回稅款		—	—	**8,747,697**	—
有限制銀行存款		—	—	**525,153,593**	379,598,772
定期存款、銀行存款及現金		**250,638**	539,827	**2,207,629,294**	277,015,301
		842,035,491	676,066,571	**12,367,681,343**	8,636,974,512
流動負債					
應付賬款及其他應付	25	**2,334,481**	10,701,246	**4,787,555,900**	745,051,393
應付聯營公司款項		—	—	**230,728,920**	39,980,580
應付稅項		—	—	**50,391,217**	36,018,536
遠期無抵押銀行貸款之本期部分	26	—	—	**31,198,800**	31,200,000
遠期有抵押銀行貸款之本期部分	26	—	—	**237,664,400**	202,000,000
可換股債券之本期部分	26	—	1,122,351,591	—	1,117,630,457
銀行貸款及透支					
— 有抵押		**5,564,000**	8,464,000	**315,564,000**	769,275,102
— 無抵押		—	18,808,955	—	18,808,955
其他有抵押貸款		**259,782,635**	341,090,746	**289,480,785**	417,007,894
		267,681,116	1,501,416,538	**5,942,584,022**	3,376,972,917
流動資產(負債)淨額		**574,354,375**	(825,349,967)	**6,425,097,321**	5,260,001,595
		23,592,830,634	23,555,755,053	**35,528,138,571**	34,720,706,297

資產負債表（續）

於二零零二年六月三十日

	附註	本公司 二零零二年 港元	本公司 二零零一年 港元 (重列)	本集團 二零零二年 港元	本集團 二零零一年 港元 (重列)
資本及儲備					
股本	29	**3,874,211,830**	3,860,583,211	**3,874,211,830**	3,860,583,211
股份溢價及儲備	30	**19,713,990,756**	19,667,155,356	**21,844,351,257**	23,768,581,580
		23,588,202,586	23,527,738,567	**25,718,563,087**	27,629,164,791
少數股東權益		**—**	—	**2,408,637**	22,188,838
非流動負債					
遠期借貸 — 一年後到期	26	**—**	—	**7,907,674,702**	6,304,241,814
聯營公司提供之借款	31	**2,949,302**	2,310,300	**1,704,050,548**	542,809,950
投資公司提供之借款	32	**—**	—	**1,293,767**	73,641
附屬公司提供之借款	33	**1,678,746**	25,706,186	**—**	—
一名少數股東提供之借款	34	**—**	—	**194,147,830**	222,227,263
		4,628,048	28,016,486	**9,807,166,847**	7,069,352,668
		23,592,830,634	23,555,755,053	**35,528,138,571**	34,720,706,297

第201頁至第264頁之財務報告書已於二零零二年九月二十四日經董事會批准及授權發出，並由下列董事代表董事會簽署：

黃志祥
主席

林裕兒
董事

綜合已確認損益表

截至二零零二年六月三十日止年度

	二零零二年 *港元*	二零零一年 *港元* *(重列)*
投資物業之重估（虧損）盈餘	**(1,350,602,754)**	399,737,776
應佔聯營公司投資物業之重估虧損	**(319,709,648)**	(186,612,555)
證券投資之重估虧損	**(46,127,198)**	(216,767,062)
換算香港以外地區業務之賬目產生之匯兑差額	**(7,409,687)**	10,215,468
未於綜合收益表內確認之（虧損）收益淨額	**(1,723,849,287)**	6,573,627
本年度純利	**262,787,696**	491,681,822
已確認（虧損）收益總額	**(1,461,061,591)**	498,255,449
採納新增及經修訂之會計實務準則之前期調整*（附註2）* — 於二零零零年七月一日保留溢利增加		330,206,913

綜合現金流動表

截至二零零二年六月三十日止年度

	附註	二零零二年 港元	二零零一年 港元
來自經營業務之現金流入(流出)淨額	36	**2,777,560,651**	(912,002,119)
投資回報及融資成本			
收取聯營公司股息		**697,875,000**	217,285,000
利息收入		**125,470,873**	286,696,502
已付利息		**(482,630,322)**	(756,766,426)
已付股息		**(44,202,085)**	(78,790,540)
已付可換股票據之發行成本		**(37,565,291)**	—
已付貸款融資安排費用及承諾費用		**(13,877,865)**	(31,040,002)
已付少數股東股息		**(1,600,000)**	(1,900,000)
來自投資回報及融資成本之現金流入(流出)淨額		**243,470,310**	(364,515,466)
稅項			
已付香港利得稅		**(67,202,247)**	(94,373,684)
投資業務			
出售投資物業所得款項		**656,127,000**	75,392,000
出售聯營公司所得款項		**110,303,146**	77,253,982
出售證券投資所得款項		**64,756,014**	—
出售附屬公司所得款項(出售之現金及現金等值淨額)	37	**43,054,537**	—
投資公司償還之款項		**2,871,273**	10,190,203
收購一間附屬公司(買入之現金及現金等值淨額)	38	**1,658,544**	(79,998,653)
出售物業、廠房及設備所得款項		**313,974**	975,734
借予聯營公司之款項		**(1,790,391,120)**	(992,433,301)
(借出)償還應收遠期貸款		**(638,760,791)**	75,143,753
有限制銀行存款增加		**(145,554,821)**	(25,336,371)
購買一間附屬公司欠前同系附屬公司之無抵押借款		**(96,558,776)**	—
購買投資物業		**(51,224,049)**	(24,414,300)
購買物業、廠房及設備		**(50,808,296)**	(39,409,386)
購買證券投資		**(44,773,608)**	(232,127,724)
購買聯營公司		**(34,633,380)**	(701,142)
新增之酒店物業		**(21,293,305)**	—
購買土地之訂金		**(20,000,000)**	—
購買一間附屬公司欠前股東之借款		**—**	(19,792,891)
來自投資業務之現金流出淨額		**(2,014,913,658)**	(1,175,258,096)
融資前之現金流入(流出)淨額結轉		**938,915,056**	(2,546,149,365)

綜合現金流動表（續）

截至二零零二年六月三十日止年度

	附註	二零零二年 港元	二零零一年 港元
承前融資前之現金流入（流出）淨額		**938,915,056**	(2,546,149,365)
融資	40		
新增之有抵押銀行貸款		**2,584,530,587**	2,506,092,069
發行可換股票據		**1,500,000,000**	—
聯營公司提供之借款		**1,161,240,598**	63,881,115
一名少數股東提供之借款		**9,621,415**	10,546,817
投資公司提供（償還投資公司提供）之借款		**1,220,126**	(496,393)
償還銀行貸款		**(3,019,296,631)**	(656,027,234)
贖回可換股債券		**(1,168,401,969)**	(1,686,735,785)
購回本公司股份		**(57,599,045)**	(4,868,553)
發行股份費用		**(60,100)**	(14,761,873)
發行新股		**—**	783,000,000
來自融資之現金流入淨額		**1,011,254,981**	1,000,630,163
現金及現金等值增加（減少）		**1,950,170,037**	(1,545,519,202)
承前現金及現金等值		**249,742,346**	1,801,890,845
滙兑率改變之影響		**2,152,911**	(6,629,297)
現金及現金等值結轉		**2,202,065,294**	249,742,346
現金及現金等值之分析			
定期存款、銀行存款及現金		**2,207,629,294**	277,015,301
銀行透支		**(5,564,000)**	(27,272,955)
		2,202,065,294	249,742,346

1. 一般事項

本公司為一間在香港註冊成立之上市公眾有限公司。本公司最終控股公司為尖沙咀置業集團有限公司（「尖沙咀置業」），一間在香港註冊成立之上市公眾有限公司。

本公司為一間投資控股公司。主要附屬公司之主要業務概況刊於附註45。

2. 採納新增及經修訂之會計實務準則

本年度，本集團首次採納數個由香港會計師公會頒佈之新增及經修訂之會計實務準則（「會計準則」），因而引致本集團之會計政策有所變動。經修訂之會計政策於附註3內列出。同時，本財務報告書已採納此等新增及經修訂之會計準則引入之額外及修訂披露要求。

採納此等新增及經修訂之會計準則，本集團之會計政策有以下之變動，因而影響本年度及前年度之列報數字。

在資產負債表日後所擬派或宣派之股息

根據會計準則第九條（經修訂）「資產負債表日後事項」，在資產負債表日後所擬派或宣派之股息不再確認為資產負債表日之負債，但會於財務報告書附註內披露。此項會計政策變動已追溯應用。

分部報告

本年度，本集團按會計準則第二十六條「分部報告」之要求而更改報告分部之基準，截至二零零一年六月三十日止年度之分部披露已作重列使能達致一致性的基準。

商譽

本年度，本集團已採納會計準則第三十條「業務合併」，並已選擇將過往從儲備撇銷之商譽重列。因此，該商譽之金額已根據會計準則第三十條之要求重新衡量。有關於在收購相關聯營公司日與採納會計準則第三十條期間之商譽累計攤銷已作出追溯確認。重列後，購買聯營公司產生之商譽已列於聯營公司之賬面值內。商譽以直線法按估計可使用年期分二十年攤銷。

2. 採納新增及經修訂之會計實務準則（續）

投資附屬公司及聯營公司會計

本年度，本公司採納會計準則第三十二條「綜合財務報告及投資附屬公司會計」及會計準則第十條（經修訂）「投資聯營公司會計」並選擇將投資附屬公司及聯營公司以成本值入賬。因此，投資附屬公司及聯營公司於以往年度之重估值已重列為成本值。

因採納上述之新增及經修訂之會計政策而產生之財務影響，摘要如下：

	本集團		本公司	
	保留溢利	商譽儲備	保留溢利	投資重估儲備
	港元	*港元*	*港元*	*港元*
於二零零零年七月一日				
原列	6,959,756,314	—	10,201,640,648	3,515,773,881
取消二零零零年六月三十日止年度末期股息負債	181,495,097	—	181,495,097	—
重列過往於保留溢利撇銷之商譽儲備至投資聯營公司權益	185,889,768	(185,889,768)	—	—
重列於儲備中已作出追溯確認累計攤銷之商譽為資產	(37,177,952)	185,889,768	—	—
投資附屬公司及聯營公司重列為成本值	—	—	—	(3,515,773,881)
重列	7,289,963,227	—	10,383,135,745	—

本集團會計政策之更改對本年度及前年度結果之影響如下：

	二零零二年	二零零一年
	港元	*港元*
商譽攤銷	**9,294,488**	9,294,488

3. 主要會計政策

本財務報告書乃按歷史成本並就若干物業及證券投資之重估作出修訂後編製。

本財務報告書乃按照香港普遍採納之會計原則編製。採納之主要會計政策刊列如下：

綜合賬目基準

本綜合財務報告書包括本公司及其附屬公司每年截至六月三十日止之財務報告書。

本年度內收購或出售之附屬公司之業績，分別由收購有效日期起或截至出售有效日期止適當地計入綜合收益表內。

集團內各公司間之重要交易及結餘已於編製綜合賬目時抵銷。

商譽

商譽乃指於收購聯營公司時，收購代價高出本集團應佔收購業務當日之個別資產及負債之公平價值之差額。商譽確認為資產並按其可使用年期以直線法攤銷。收購聯營公司產生之商譽列於聯營公司之賬面值內。

負商譽

負商譽乃指於收購聯營公司時，本集團應佔收購業務當日之個別資產及負債之公平價值高出收購代價之差額。負商譽於資產內扣減並根據出現結存之情況之分析撥歸收入。

倘若負商譽因收購當日預期會出現虧損或開支而產生，負商譽將會在該等虧損或開支出現期間內撥歸收入。其餘之負商譽會在收購所得且會計算折舊之資產之餘下平均可用年期內，以直線法確認為收入。倘若負商譽超出收購所得並可識別之非貨幣資產之公平總值，則負商譽會即時確認為收入。

於收購聯營公司時所產生之負商譽於相關之聯營公司賬面值扣減。

3. 主要會計政策 *(續)*

投資附屬公司

投資附屬公司在本公司之資產負債表上均以成本值扣除任何可識別之減值虧損入賬。

投資聯營公司權益

綜合收益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之投資聯營公司權益則按本集團應佔聯營公司之資產淨值，加上未攤銷之購買商譽減任何可識別之減值虧損入賬。

在本公司之資產負債表內，投資聯營公司以成本值扣除任何可識別減值虧損入賬。

如聯營公司與本集團之結算日期不同，則本集團之財務報告書所列入之聯營公司業績乃根據該聯營公司最後的經審核財務報告書及／或截至每年六月三十日止之管理賬目計算。

證券投資

證券投資乃按交易日期確認，最初以成本值計算。

除持至到期日債務證券外，所有證券均按其後申報日期以公平價值計算。

倘證券乃持作買賣，未實現之收益及虧損將包括在本年度之溢利或虧損內。就其他證券而言，未實現之收益及虧損均於產權處理，直至有關證券出售或有所減值為止，在此情況下累積收益或虧損將計入本年度之溢利或虧損中。

投資物業

投資物業乃已完成興建之物業，並因其投資潛力而持有，而有關租金收益是在公平原則下議定的。

投資物業於資產負債表結算日根據獨立專業估值所得之公開市值入賬。因重估投資物業而產生之任何盈餘或虧損均計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以彌補有關虧損，虧損差額則於收益表內扣除。原先於收益表內扣除之虧損及後有重估盈餘出現，此盈餘可轉至收益表內而總額不得大於已於收益表內扣除之虧損。

3. 主要會計政策 *（續）*

投資物業 *（續）*

出售投資物業時，有關該投資物業之重估儲備數額將轉撥至收益表內。

除了租約期（包括可續年期）尚餘二十年或以下之投資物業外，其餘投資物業毋須作折舊準備。

酒店物業

酒店物業以成本值列出，租期超過二十年之酒店物業不作折舊準備。本集團一向將物業保持於良好維修及保養狀況，因此董事認為由於其剩餘價值高，故毋須折舊。有關之保養開支於產生年度撥入收益表。

物業、廠房及設備

物業、廠房及設備乃按成本值減折舊及累積減值虧損入賬。

折舊準備乃按物業、廠房及設備之估計可使用年限，採用直線法以下列年率將其成本撇銷：

電腦系統	20%
傢俬、裝置及設備	10% – 20%
租賃物業裝修	20%
汽車	20%
廠房及機器	10% – 20%

資產出售或棄用所產生之收益或虧損，乃按其出售價值與資產賬面值之差額計算，並於收益表內確認。

3. 主要會計政策 *(續)*

減值

本集團會於每個結算日審閱其資產之賬面值，以判斷是否有跡象顯示該等資產蒙受任何減值虧損。倘若估計資產之可收回金額低於其賬面值，則資產賬面值須減低至其可收回金額。減值虧損會即時確認為支出。

凡減值虧損其後出現逆轉，則資產賬面值須調升至經修訂之估計可收回金額，惟該調升之賬面值不得超逾假設以往年度並無確認任何資產減值虧損而釐定之賬面值。減值虧損逆轉以收入即時確認。

發展中物業

發展中物業乃指在發展完成後作為銷售用途之物業，並列入流動資產內，以成本值或賬面值及可變現淨值二者之較低值入賬。

未售樓宇存貨

未售樓宇存貨之價值乃按成本值及可變現淨值二者之較低值入賬。成本值按未售樓宇存貨所佔土地及發展成本總額之比例計算。

酒店存貨

酒店存貨以成本值或可變現淨值兩者中的較低值入賬。成本值按加權平均法計算。

其他非流動資產

其他非流動資產指會所會籍，乃按成本值扣除任何可識別之減值虧損入賬。

借貸成本

與收購、建造或生產合資格之資產（即必須耗用較多時間才可作預期用途或銷售之資產）直接有關之借貸成本均撥充該等資產之部分成本。當該等資產可作擬定用途或銷售時，有關借貸成本則不再撥充資本。從特定借款待支付符合規定資產之經費前而作出之短暫投資所賺取之投資收益從撥充資本之借貸成本中扣除。

一切其他借貸成本均在借貸發生之年度內被確認為支出。

3. 主要會計政策（續）

遞延貸款融資之安排費用

遞延貸款融資之安排費用乃獲得遠期銀行貸款而產生之支出。該等支出會以貸款之還款期以直線法遞延及攤銷至收益表以確保支出穩定。

可換股債券／票據

可換股債券／票據乃按發行所得款項淨額加財務成本兩者之總額入賬。

所得款項淨額即發行可換股債券／票據所收取金額扣減直接發行成本後之數額。直接發行成本於發行日期起至債券持有人／票據持有人可行使其贖回權之日期（「債券持有人／票據持有人贖回日」）止期間按直線法基準在收益表內攤銷。倘任何可換股債券／票據於債券持有人／票據持有人贖回日前被購回並註銷、贖回或兑換，則被購回之可換股債券／票據應佔之尚餘未攤銷成本將即時在收益表中撇銷。

財務成本為於債券持有人／票據持有人贖回日或之前就贖回可換股債券／票據而須支付予債券持有人／票據持有人之溢價。估計溢價乃於債券持有人／票據持有人之贖回權尚未行使期間按固定比率撥出準備，並於收益表中扣除。倘任何可換股債券／票據於債券持有人／票據持有人贖回日前被購回並註銷或兑換，則就所購回或兑換之可換股債券／票據於以往年度撥出之贖回溢價準備，將計入收益表內。

購回可換股債券／票據之收益或虧損，即就所購回可換股債券／票據所支付之代價與其面值兩者之差額，並於收益表內確認。

收入及溢利確認

(a) 出售已完成之物業之收益乃在出售協議完成時或在風險及利益之轉移下（以較前者為準）確認。

(b) 發展以供出售之物業之收益乃在具約束力之銷售協議簽訂時或建築當局發出有關入伙紙時（以較後者為準）確認。買方在此階段前所付款項乃記錄為樓宇銷售訂金並列入流動負債。

(c) 出售有牌價投資乃在有關投資之合法擁有權轉移至買方時確認。

(d) 營業租約之租金收益乃按各個別租約之年期以直線法基準確認。

3. 主要會計政策（續）

收入及溢利確認（續）

(e) 樓宇管理及服務費收益乃按所提供服務之期間以適當之基準予以確認。

(f) 利息收益乃根據尚餘本金之金額按適用利率以時間比例基準累計。

(g) 倘樓宇乃按遞延條款出售，則具備與不具備有關條款之售價之差額，將視作遞延利息收益，並按有關銷售協議完成時起計之償還期以直線法基準計入收益表內。

(h) 來自投資項目之股息收益乃在收取股息之權利已獲肯定之情況下予以確認。

(i) 酒店收益於提供服務時入賬。

稅項

稅項支出是按本年度之業績，並就毋須課稅或不獲寬減之項目作出調整後計算。若干收益及支出項目因在稅務上及財務報告書所確認之會計期間不同，因而引致時間差異。該等預期會確定為資產或負債之時間差異的稅務影響，將於財務報告書中以負債法確認為遞延稅項。

外幣換算

以外幣計算之交易均按交易日之兌換率換算為港元。以外幣計算之貨幣資產及負債均按資產負債表結算日之兌換率重新換算為港元。因兌換而產生之收益及虧損均撥入收益表內。

在綜合賬目時，於香港以外地區經營之業務的財務報告書，若以外幣編製，均按資產負債表結算日之市場滙率換算為港元。因綜合賬目而產生之所有兌換差額均撥入儲備處理。

退休保障成本

於收益表內扣除之退休保障成本乃本集團強制性公積金計劃之本年度供款。

4. 營業額

	二零零二年 *港元*	二零零一年 *港元*
物業租金收益總額	**831,481,466**	801,824,816
出售投資物業	**656,127,000**	75,392,000
出售持作出售之物業	**587,750,561**	81,363,200
樓宇管理及服務費收益	**385,110,443**	351,342,834
酒店經營	**201,616,565**	99,076,418
股息收益		
有牌價投資	**27,534,104**	42,244,406
無牌價投資	**11,279,034**	24,269,679
出售買賣證券投資	**6,724,176**	1,717
應收貸款之利息收益	**5,800,847**	14,299,642
	2,713,424,196	1,489,814,712

5. 業務及地區分部

業務分部

作為管理用途，本集團目前由五個經營分區組成 — 物業、證券、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

收益表

二零零二年六月三十日止年度

	物業 *港元*	證券 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
收入							
營業額							
物業租賃	831,481,466	—	—	—	—	—	831,481,466
物業銷售	1,243,877,561	—	—	—	—	—	1,243,877,561
酒店經營	—	—	—	201,616,565	—	—	201,616,565
管理服務	49,886,540	—	—	—	335,223,903	—	385,110,443
股票投資及買賣	—	45,537,314	—	—	—	—	45,537,314
財務	—	—	5,800,847	—	—	—	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	—	2,713,424,196
其他收益	23,846,900	7,813,949	489,884	2,268,699	26,843,254	—	61,262,686
內部分部銷售*	—	—	—	—	20,656,524	(20,656,524)	—
總收入	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
分部業績	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	—	1,545,678,914
未分配企業支出							(804,378,505)
經營溢利							741,300,409
財務成本淨額							(380,443,141)
應佔聯營公司業績	(134,887,334)	(2,679,732)	(483,968)	42,883,500	(3,193,023)	—	(98,360,557)
出售附屬公司所得之溢利							12,712,419
出售聯營公司所得之溢利							69,611,638
除稅前溢利							344,820,768
稅項							(89,775,703)
未計少數股東權益前溢利							255,045,065
少數股東權益							7,742,631
本年度純利							262,787,696

* *內部分部銷售乃按照雙方協議下成本之某一百分比計算。*

5. 業務及地區分部（續）

資產負債表

於二零零二年六月三十日

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
資產						
分部資產	24,222,340,539	1,410,918,791	1,468,283,402	1,310,025,379	1,245,880,348	29,657,448,459
投資聯營公司權益	11,085,759,297	(1,500,652)	(1,210,607)	767,547,348	(37,321,252)	11,813,274,134
綜合資產總額						41,470,722,593
負債						
分部負債	6,507,020,776	7,266,997	75,138,315	276,384,585	102,357,509	6,968,168,182
借貸						
分部	4,553,491,086	469,945,716	—	733,072,600	—	5,756,509,402
集團						1,559,917,630
可換股票據						1,465,155,655
綜合負債總額						15,749,750,869

其他資料

二零零二年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
商譽攤銷	308,611	—	—	8,985,877	—	9,294,488
資本增加	393,734	—	—	44,172,750	6,241,812	50,808,296
折舊	263,366	889,083	—	9,277,978	7,623,140	18,053,567
酒店物業增加	—	—	—	21,293,305	—	21,293,305
投資物業增加	148,224,049	—	—	—	—	148,224,049
持有買賣證券投資之未實現虧損	—	180,228,233	—	—	—	180,228,233

5. 業務及地區分部（續）

收益表

二零零一年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	抵銷 港元	綜合 港元
收入							
營業額							
物業租賃	801,824,816	—	—	—	—	—	801,824,816
物業銷售	156,755,200	—	—	—	—	—	156,755,200
酒店經營	—	—	—	99,076,418	—	—	99,076,418
管理服務	45,432,228	—	—	—	305,910,606	—	351,342,834
股票投資及買賣	—	66,515,802	—	—	—	—	66,515,802
財務	—	—	14,299,642	—	—	—	14,299,642
	1,004,012,244	66,515,802	14,299,642	99,076,418	305,910,606	—	1,489,814,712
其他收益	17,704,891	2,376,459	2,751,040	—	39,044,049	—	61,876,439
內部分部銷售*	—	—	—	—	18,403,860	(18,403,860)	—
總收入	1,021,717,135	68,892,261	17,050,682	99,076,418	363,358,515	(18,403,860)	1,551,691,151
分部業績	705,639,480	68,693,860	17,050,682	41,820,173	186,863,899	—	1,020,068,094
未分配企業支出							(529,752,622)
經營溢利							490,315,472
財務成本淨額							(390,407,572)
應佔聯營公司業績	336,379,033	179,858	(2,254,191)	53,400,000	8,388,727	—	396,093,427
出售聯營公司所得之溢利							77,355,564
除税前溢利							573,356,891
税項							(80,481,062)
未計少數股東權益前溢利							492,875,829
少數股東權益							(1,194,007)
本年度純利							491,681,822

* *內部分部銷售乃按照雙方協議下成本之某一百分比計算。*

5. 業務及地區分部（續）

資產負債表

於二零零一年六月三十日

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
資產						
分部資產	22,862,333,994	1,697,720,903	356,438,686	1,331,611,398	579,792,466	26,827,897,447
投資聯營公司權益	10,582,946,251	10,653,104	(725,965)	708,830,666	(31,922,289)	11,269,781,767
綜合資產總額						38,097,679,214
負債						
分部負債	1,331,482,566	11,605,888	84,091,281	57,788,898	101,192,730	1,586,161,363
借貸						
分部	4,929,212,552	444,280,849	—	696,235,500	—	6,069,728,901
集團						1,672,804,864
可換股債券						1,117,630,457
綜合負債總額						10,446,325,585

其他資料

二零零一年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
商譽攤銷	308,611	—	—	8,985,877	—	9,294,488
資本增加	1,008,631	570,077	—	23,948,048	13,895,397	39,422,153
折舊	190,159	1,092,644	—	4,325,098	6,940,472	12,548,373
投資物業增加	229,164,300	—	—	—	—	229,164,300
持有買賣證券投資之未實現虧損	—	102,399,270	—	—	—	102,399,270

地域分部

集團大部份之業務均以香港為基地，集團之營業額、除税前溢利、資產及負債超過百分之九十源自香港。

6. 經營溢利

	二零零二年 *港元*	二零零一年 *港元*
經營溢利已扣除（計入）下列項目：		
員工成本，包括董事酬金	**411,692,718**	364,935,137
退休保障計劃供款	**20,924,363**	25,745,392
員工成本總額	**432,617,081**	390,680,529
包括在行政費用內之商譽攤銷	**9,294,488**	9,294,488
核數師酬金	**1,575,611**	1,511,164
酒店存貨成本確認	**24,307,804**	14,603,406
折舊	**18,053,567**	12,548,373
出售物業、廠房及設備之虧損	**67,954**	326,956
匯兑虧損淨額	**7,300,968**	11,498,834
包括在行政費用內之負商譽確認	**(2,564,199)**	—

7. 財務收益

	二零零二年 *港元*	二零零一年 *港元*
利息收益		
借予聯營公司之款項	**84,176,147**	218,363,343
借予投資公司之款項	**7,016,695**	7,677,945
銀行存款	**34,278,031**	60,655,214
	125,470,873	286,696,502

8. 財務成本

	二零零二年 港元	二零零一年 港元
利息支出：		
須於五年內全數償還之銀行貸款及透支	**179,926,518**	254,296,439
須於五年內全數償還之其他貸款	**253,821,900**	365,425,121
可換股債券／票據	**35,139,814**	85,929,103
贖回可換股債券之溢價準備	**47,927,392**	82,559,737
攤銷可換股債券／票據之發行成本	**5,565,066**	13,500,734
攤銷貸款融資之安排費用	**22,031,730**	17,484,118
承諾費用	**3,040,601**	6,882,671
	547,453,021	826,077,923
減：已撥充發展中物業成本的利息	**(41,539,007)**	(148,973,849)
	505,914,014	677,104,074

9. 應佔聯營公司業績

截至二零零二年六月三十日止年度，本集團並無確認聯營公司未售樓宇存貨任何減值虧損（二零零一年：減值虧損為300,000,000港元）。

10. 董事酬金

	二零零二年 *港元*	二零零一年 *港元*
董事袍金：		
執行董事	**170,000**	200,000
獨立非執行董事	**120,000**	120,000
	290,000	320,000
其他酬金：		
執行董事		
薪金及其他福利	**25,645,602**	28,244,236
退休保障計劃供款	**118,000**	164,219
	26,053,602	28,728,455

董事之酬金幅度如下：

	董事人數 二零零二年	 二零零一年
港元		
0 — 1,000,000	**2**	3
1,000,001 — 1,500,000	**1**	—
2,500,001 — 3,000,000	**1**	2
3,500,001 — 4,000,000	**1**	1
4,000,001 — 4,500,000	**3**	1
4,500,001 — 5,000,000	**—**	2
5,000,001 — 5,500,000	**1**	1

11. 僱員酬金

本集團五位薪酬最高僱員中，全部為本公司之執行董事，其酬金已於附註10內披露。

截至二零零二年及二零零一年六月三十日止年度內，本集團概無向五位薪酬最高之僱員（包括董事）支付作為吸引其加盟或作為加盟本集團獎勵之酬金，且亦無支付任何酬金作為其失去職位之賠償。此外，董事亦無免收任何酬金。

12. 税項

	二零零二年 港元	二零零一年 港元
支出包括：		
香港利得税		
本年度準備	**73,229,538**	48,446,702
以往年度（超額準備）準備不足	**(105,468)**	21,357,935
本公司及其附屬公司應佔税項	**73,124,070**	69,804,637
應佔聯營公司税項		
香港利得税	**16,651,633**	10,676,425
	89,775,703	80,481,062

香港利得税乃按照本年度之估計應課税溢利按税率16%計算。

本年度未提撥之遞延税項撥回之詳情列於附註35。

13. 股息

	二零零二年 *港元*	二零零一年 *港元*
二零零一年六月三十日止年度已派發末期股息每股2港仙（二零零零年：5港仙）	**76,821,664**	181,495,097
二零零二年六月三十日止年度已派發中期股息每股2港仙（二零零一年：2港仙）	**77,151,732**	76,913,023
	153,973,396	258,408,120

於本年度，本公司就二零零一年度之末期股息及二零零二年度之中期股息發行代息股份。該等代息股份為大部分股東接納，如下列所示：

	二零零二年 中期 *港元*	二零零一年 末期 *港元*
股息：		
現金	**20,958,417**	23,243,668
代息股份	**56,193,315**	53,577,996
	77,151,732	76,821,664

董事會擬派發二零零二年六月三十日止年度之末期股息每股2港仙（二零零一年：2港仙），並將於股東週年大會上議決。

14. 每股盈利

每股基本盈利乃根據本年度純利262,787,696港元（二零零一年：491,681,822港元）及年內已發行普通股之加權平均數3,857,495,004股（二零零一年：3,729,997,313股）普通股計算。

行使本集團尚餘之可換股債券／票據將會令每股純利上升，因此，截至二零零二年及二零零一年六月三十日止年度之每股攤薄後盈利並無編製及刊出。

由於採納上文附註2所示之新增及經修訂之會計準則，每股基本盈利之比較數字因而作出以下調整：

	港仙
截至二零零一年六月三十日止年度每股基本盈利之對賬	
調整前申報數字	13.43
採納會計準則第三十條之調整	(0.25)
重列數字	13.18

15. 投資物業

	長期契約之香港投資物業 港元	中期契約之香港投資物業 港元	長期契約之新加坡投資物業 港元	合計 港元
本集團				
估值				
於二零零一年七月一日	1,801,000,000	13,747,158,040	349,020,278	15,897,178,318
轉撥自發展中物業	—	493,574,677	—	493,574,677
購買一間附屬公司	—	97,000,000	—	97,000,000
增添	—	42,769,986	8,454,063	51,224,049
出售附屬公司	—	(28,000,000)	—	(28,000,000)
出售	(473,000,000)	(208,827,528)	—	(681,827,528)
匯兌差額	—	—	9,611,203	9,611,203
重估虧損	(318,000,000)	(1,052,057,455)	(20,156,728)	(1,390,214,183)
於二零零二年六月三十日	**1,010,000,000**	**13,091,617,720**	**346,928,816**	**14,448,546,536**

本集團投資物業分別由卓德測計師行有限公司及Knight Frank Pte. Ltd.按二零零二年六月三十日之香港及新加坡之公開市值作出之獨立專業估值入賬，投資物業之重估虧損淨額已於投資物業重估儲備中扣除。

16. 酒店物業

	長期契約之新加坡酒店物業 港元
本集團	
成本值	
於二零零一年七月一日	1,132,935,401
增添	21,293,305
於二零零二年六月三十日	**1,154,228,706**

17. 物業、廠房及設備

	電腦系統	傢俬、裝置及設備	租賃物業裝修	汽車	廠房及機器	合計
	港元	*港元*	*港元*	*港元*	*港元*	*港元*
本集團						
成本值						
於二零零一年七月一日	25,991,118	32,387,896	18,451,712	9,357,725	5,347,724	91,536,175
增添	10,361,551	36,590,559	194,012	2,899,674	762,500	50,808,296
出售	(61,227)	(345,522)	(55,655)	(120,548)	(111,516)	(694,468)
於二零零二年六月三十日	**36,291,442**	**68,632,933**	**18,590,069**	**12,136,851**	**5,998,708**	**141,650,003**
折舊						
於二零零一年七月一日	12,623,778	5,939,113	13,389,880	7,857,369	3,877,574	43,687,714
本年度支出	6,900,519	7,618,198	1,491,572	1,266,274	777,004	18,053,567
出售時撥回	(11,988)	(139,395)	(18,965)	(120,548)	(21,644)	(312,540)
於二零零二年六月三十日	**19,512,309**	**13,417,916**	**14,862,487**	**9,003,095**	**4,632,934**	**61,428,741**
賬面淨值						
於二零零二年六月三十日	**16,779,133**	**55,215,017**	**3,727,582**	**3,133,756**	**1,365,774**	**80,221,262**
於二零零一年六月三十日	13,367,340	26,448,783	5,061,832	1,500,356	1,470,150	47,848,461

18. 投資附屬公司權益

	本公司	
	二零零二年	二零零一年
	港元	*港元*
		(重列)
成本值減已確認減值虧損	**41,698,663**	41,700,232
借予附屬公司款項減撥備	**21,770,448,440**	22,793,728,906
	21,812,147,103	22,835,429,138

借予附屬公司款項乃無抵押及無固定還款期。其中10,455,597,001港元（二零零一年：8,545,021,005港元）須繳付以市場利率計算之利息，其餘為免息。董事認為，本公司於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

借予附屬公司款項之賬面值已根據相關附屬公司之資產之公平值調低至可收回金額。因此，減值虧損915,176,681港元（二零零一年：1,294,736,722港元）已被本公司於本年度確認。

於二零零二年六月三十日之本公司主要附屬公司詳情刊於附註45。

19. 投資聯營公司權益

	本公司		本集團	
	二零零二年 港元	二零零一年 港元 (重列)	二零零二年 港元	二零零一年 港元 (重列)
無牌價股份，成本值	**516,687,715**	538,571,229	**—**	—
應佔資產淨值	**—**	—	**2,563,270,441**	3,700,870,965
商譽（附註）	**—**	—	**130,122,840**	139,417,328
負商譽（附註）	**—**	—	**(100,003,741)**	—
借予聯營公司款項，減已確認減值虧損	**74,713,506**	418,037,374	**9,219,884,594**	7,429,493,474
	591,401,221	956,608,603	**11,813,274,134**	11,269,781,767

附註：

	本集團	
	商譽 港元	負商譽 港元
總額		
於二零零一年七月一日	185,889,768	—
來自聯營公司發行股份	—	(102,567,940)
於二零零二年六月三十日	**185,889,768**	**(102,567,940)**
攤銷		
於二零零一年七月一日	46,472,440	—
本年度支出	9,294,488	—
本年度確認	—	(2,564,199)
於二零零二年六月三十日	**55,766,928**	**(2,564,199)**
賬面值		
於二零零二年六月三十日	**130,122,840**	**(100,003,741)**
於二零零一年六月三十日	139,417,328	—

商譽及負商譽之攤銷年期為二十年。

本集團主要聯營公司之投資物業由卓德測計師行有限公司按二零零二年六月三十日之公開市值作出之獨立專業估值入賬，上述所列之賬面值已包括本集團應佔之重估儲備。

19. 投資聯營公司權益 *(續)*

借予聯營公司款項乃無抵押及無固定還款期。其中1,659,828,988港元(二零零一年：670,897,063港元)須繳付以市場利率計算之利息，其餘為免息。董事認為，本集團於資產負債表結算日起計十二個月內將不會要求償還借款。因此，有關借款已列作非流動性質。

於二零零二年六月三十日之本公司主要聯營公司詳情刊於附註46。

有關本集團主要聯營公司之經營業績及財務狀況之資料摘錄自坤貿有限公司經審核綜合財務報告書及Greenroll Limited經審核財務報告書並已作出調整以符合本集團之會計政策，撮要如下：

	坤貿有限公司		Greenroll Limited	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	港元	港元	港元
本年度業績				
營業額	**229,543,271**	247,696,269	**425,228,000**	487,084,000
除稅前之日常業務溢利	**256,554,765**	378,399,762	**142,945,000**	178,000,000
本集團佔除稅前日常業務溢利	**64,138,691**	94,599,941	**42,883,500**	53,400,000
財務狀況				
非流動資產	**11,615,399,768**	8,088,913,151	**3,370,582,000**	2,588,811,000
流動資產	**321,675,267**	176,021,401	**133,890,000**	91,238,000
流動負債	**(262,972,636)**	(331,134,463)	**(139,872,000)**	(76,249,000)
	58,702,631	(155,113,062)	**(5,982,000)**	14,989,000
非流動負債	**(5,788,336,755)**	(1,570,223,503)	**(892,104,000)**	(690,325,000)
資產淨額	**5,885,765,644**	6,363,576,586	**2,472,496,000**	1,913,475,000
本集團應佔之資產淨額	**1,471,441,411**	1,590,894,147	**741,748,800**	574,042,500

19. 投資聯營公司權益（續）

年內，稅務局就本集團之聯營公司坤貿有限公司（「坤貿」）之全資附屬公司廣滔投資有限公司（「廣滔」）由一九九四／九五至二零零零／零一之課稅年度進行稅務查詢。並發出大約355,000,000港元額外評稅通知單予廣滔，廣滔已向稅務局提出反對。於二零零二年六月三十日本集團應佔數額估計大約89,000,000港元。鑑於此稅務查詢仍處於初部資料搜集階段，同時將持續一段時間。廣滔管理層認為現階段無法準確預測需要數年才能得出的查詢結果，因此，廣滔之財務報告書並無為此而作出撥備。

本公司之董事已知悉上述事件及提出查詢。董事局認為並無顯示上述事件有重大進展及改變。

20. 證券投資

本公司

	買賣證券		其他證券		合計	
	二零零二年 港元	二零零一年 港元	二零零二年 港元	二零零一年 港元	二零零二年 港元	二零零一年 港元
產權證券：						
有牌價	**483,776,879**	661,613,025	**594,678,630**	568,817,974	**1,078,455,509**	1,230,430,999
無牌價	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304
合計：						
有牌價						
香港	**483,754,214**	661,584,720	**378,371,637**	393,909,039	**862,125,851**	1,055,493,759
其他地區	**22,665**	28,305	**216,306,993**	174,908,935	**216,329,658**	174,937,240
無牌價	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304
有牌價證券之市值	**483,776,879**	661,613,025	**594,678,630**	568,817,974	**1,078,455,509**	1,230,430,999
作列報用途而分析之賬面值：						
流動	**483,776,879**	661,613,025	**—**	—	**483,776,879**	661,613,025
非流動	**—**	—	**614,627,935**	588,767,279	**614,627,935**	588,767,279
	483,776,879	661,613,025	**614,627,935**	588,767,279	**1,098,404,814**	1,250,380,304

20. 證券投資（續）

本集團

	買賣證券		其他證券		合計	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	港元	港元	港元	港元	港元	港元
產權證券：						
有牌價	**485,726,879**	664,163,025	**735,659,096**	834,340,328	**1,221,385,975**	1,498,503,353
無牌價	**—**	—	**99,545,135**	120,172,623	**99,545,135**	120,172,623
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976
合計：						
有牌價						
香港	**485,704,214**	664,134,720	**466,650,799**	504,561,193	**952,355,013**	1,168,695,913
其他地區	**22,665**	28,305	**269,008,297**	329,779,135	**269,030,962**	329,807,440
無牌價	**—**	—	**99,545,135**	120,172,623	**99,545,135**	120,172,623
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976
有牌價證券之市值	**485,726,879**	664,163,025	**735,659,096**	834,340,328	**1,221,385,975**	1,498,503,353
作列報用途而分析之賬面值：						
流動	**485,726,879**	664,163,025	**—**	—	**485,726,879**	664,163,025
非流動	**—**	—	**835,204,231**	954,512,951	**835,204,231**	954,512,951
	485,726,879	664,163,025	**835,204,231**	954,512,951	**1,320,931,110**	1,618,675,976

21. 借予投資公司款項

本集團借予投資公司款項乃無抵押及無固定還款期。其中18,209,914港元（二零零一年：18,436,098港元）須繳付以市場利率計算之利息，其餘為免息。董事認為，本集團於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

22. 應收遠期貸款

	本集團	
	二零零二年 港元	二零零一年 港元
應收貸款總額	**718,173,792**	79,413,001
減：流動資產所示之本期部分	**(25,558,437)**	(2,787,496)
	692,615,355	76,625,505

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

23. 未售樓宇存貨

本集團按可變現淨值入賬之未售樓宇存貨之數額為51,914,313港元（二零零一年：52,056,790港元）。

24. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款110,246,363港元（二零零一年：113,040,533港元），此等應收貿易賬款主要為預開發票及預期見票兑付之應收租金。

於報告日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零二年 港元	二零零一年 港元
0 － 30日	**51,044,761**	52,240,474
31 － 60日	**5,175,369**	3,819,254
61 － 90日	**4,053,142**	5,193,552
超過 90日	**49,973,091**	51,787,253
	110,246,363	113,040,533

超過90日之應收貿易賬款49,973,091港元（二零零一年：51,787,253港元）足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

25. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款102,519,775港元（二零零一年：60,696,457港元）。

於報告日之應付貿易賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	港元	*港元*
0 – 30日	**56,781,885**	45,753,001
31 – 60日	**27,050,075**	4,037,286
61 – 90日	**2,287,755**	801,970
超過90日	**16,400,060**	10,104,200
	102,519,775	60,696,457

26. 遠期借貸

	本公司		本集團	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	港元	港元	港元
無抵押銀行貸款				
一年內到期	—	—	**31,198,800**	31,200,000
一年以上至兩年	—	—	**187,192,800**	31,200,000
兩年以上至五年	—	—	—	233,990,500
	—	—	**218,391,600**	296,390,500
減：流動負債所示之流動部分	—	—	**(31,198,800)**	(31,200,000)
	—	—	**187,192,800**	265,190,500
有抵押銀行貸款				
一年內到期	—	—	**237,664,400**	202,000,000
一年以上至兩年	—	—	**492,664,400**	1,155,391,000
兩年以上至五年	—	—	**2,984,531,565**	2,024,724,500
	—	—	**3,714,860,365**	3,382,115,500
減：流動負債所示之流動部分	—	—	**(237,664,400)**	(202,000,000)
	—	—	**3,477,195,965**	3,180,115,500
其他有抵押貸款				
兩年以上至五年	—	—	**1,814,889,000**	2,006,888,998
其他無抵押貸款				
兩年以上至五年	—	—	**1,000,000,000**	900,000,000
	—	—	**2,814,889,000**	2,906,888,998
銀行及其他貸款總額	—	—	**6,479,277,765**	6,352,194,998
減：遞延貸款融資之安排費用（附註27）	—	—	**(36,758,718)**	(47,953,184)
	—	—	**6,442,519,047**	6,304,241,814
可換股債券／票據（附註28）	—	1,122,351,591	**1,465,155,655**	1,117,630,457
減：流動負債所示之流動部分	—	(1,122,351,591)	—	(1,117,630,457)
	—	—	**1,465,155,655**	—
	—	—	**7,907,674,702**	6,304,241,814

27. 遞延貸款融資之安排費用

	本集團	
	二零零二年 *港元*	二零零一年 *港元*
成本值		
於七月一日	**79,474,348**	55,317,017
新增	**10,837,264**	24,157,331
於六月三十日	**90,311,612**	79,474,348
攤銷		
於七月一日	**31,521,164**	14,037,046
本年度支出	**22,031,730**	17,484,118
於六月三十日	**53,552,894**	31,521,164
於六月三十日之遞延貸款融資之安排費用	**36,758,718**	47,953,184

28. 可換股債券／票據

	本公司		本集團	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	*港元*	*港元*	*港元*
本金				
於七月一日	**891,909,900**	2,428,035,500	**891,909,900**	2,428,035,500
發行	**—**	—	**1,500,000,000**	—
贖回	**(891,909,900)**	(1,536,125,600)	**(891,909,900)**	(1,536,125,600)
於六月三十日	**—**	891,909,900	**1,500,000,000**	891,909,900
加：贖回溢價準備				
於七月一日	**230,441,691**	298,492,139	**230,441,691**	298,492,139
本年度準備	**—**	82,559,737	**47,927,392**	82,559,737
贖回時撥回之數額	**(230,441,691)**	(150,610,185)	**(276,492,069)**	(150,610,185)
於六月三十日	**—**	230,441,691	**1,877,014**	230,441,691
減：發行成本				
於七月一日	**—**	—	**4,721,134**	18,221,868
本年度增加	**—**	—	**37,565,291**	—
本年度攤銷，包括於贖回時撥回之數額	**—**	—	**(5,565,066)**	(13,500,734)
於六月三十日	**—**	—	**36,721,359**	4,721,134
於六月三十日之賬面值	**—**	1,122,351,591	**1,465,155,655**	1,117,630,457

本公司於一九九七年四月發行面值145,000,000美元於二零零二年四月到期之四厘定息可換股債券（「二零零二債券」）。二零零二債券持有人有權於一九九七年六月十八日至二零零二年四月十一日止期間內，隨時按每股8.50港元之發行兌換價（可予調整）兌換本公司之普通股股份；匯率定為每美元兌換7.749港元。債券之贖回可按其年期以直線法來攤分最高達票面值百分之三十一之溢價。本年度內，剩餘為數115,100,000美元之二零零二債券於到期日被贖回。

28. 可換股債券／票據（續）

本公司之全資附屬公司，Golden Million Finance Corporation（「Golden Million」）於二零零二年六月發行面值1,500,000,000港元於二零零七年五月到期之三厘七五定息可換股票據（「二零零七票據」）。二零零七票據持有人有權於二零零二年六月二十日至二零零七年五月十四日止期間內，隨時按每股4港元之發行兌換價（可予調整）兌換本公司之普通股股份。於二零零五年五月二十一日，所有或部分二零零七票據持有人可選擇以面值百分之三點一八四之溢價贖回尚餘之面值。倘若Golden Million合符若干要求，可於二零零四年五月二十一日至二零零七年五月二十一日止期間內，首尾兩天包括在內，贖回所有或部分二零零七票據。尚餘之票據可於二零零七年五月二十一日以面值百分之五點五七之溢價被贖回。

29. 股本

	二零零二年		二零零一年	
	每股面值 1.00港元 之普通股 股份數目	**面值** *港元*	每股面值 1.00港元 之普通股 股份數目	面值 *港元*
法定股本：				
於七月一日及 六月三十日	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
已發行及繳足股本：				
於七月一日	**3,860,583,211**	**3,860,583,211**	3,629,901,942	3,629,901,942
私人配股	**—**	**—**	180,000,000	180,000,000
代替現金股息 所發行之股份	**37,928,619**	**37,928,619**	52,181,269	52,181,269
購回並註銷股份	**(24,300,000)**	**(24,300,000)**	(1,500,000)	(1,500,000)
於六月三十日	**3,874,211,830**	**3,874,211,830**	3,860,583,211	3,860,583,211

於二零零一年十二月十七日及二零零二年五月二十一日，本公司根據分別於二零零一年十一月十六日及二零零二年四月十八日派發予股東之以股代息通函，按每股2.515港元及3.380港元之基準，合共發行及配發21,303,378股及16,625,241股每股面值1.00港元本公司之股份，代替二零零一年度之現金末期息及二零零二年度之現金中期息。此等股份與其他已發行股份在各方面均享有同等權益。

29. 股本 *(續)*

本年度內，本公司以總代價57,599,045港元於聯交所購回本公司24,300,000股每股面值1.00港元之普通股。該等股份其後已註銷。註銷股份之面值已撥入資本贖回儲備，而代價總額則自保留溢利支付。

30. 股份溢價及儲備

	股份溢價 *港元*	投資重估儲備 *港元*	其他證券重估儲備 *港元*	資本贖回儲備 *港元*	保留溢利 *港元*	合計 *港元*
本公司						
於二零零零年七月一日						
原列	8,495,721,378	3,515,773,881	(47,179,631)	99,020,000	10,201,640,648	22,264,976,276
前期調整（*附註2*）	—	(3,515,773,881)	—	—	181,495,097	(3,334,278,784)
重列	8,495,721,378	—	(47,179,631)	99,020,000	10,383,135,745	18,930,697,492
以股代息所發行股份之溢價	127,436,311	—	—	—	—	127,436,311
私人配股時所發行股份之溢價	603,000,000	—	—	—	—	603,000,000
發行股份費用	(14,761,873)	—	—	—	—	(14,761,873)
購回並註銷股份	—	—	—	1,500,000	(4,868,553)	(3,368,553)
重估虧損	—	—	(13,855,976)	—	—	(13,855,976)
於收益表扣除之減值虧損	—	—	6,856,943	—	—	6,856,943
本年度純利	—	—	—	—	289,559,132	289,559,132
二零零零年末期息	—	—	—	—	(181,495,097)	(181,495,097)
二零零一年中期息	—	—	—	—	(76,913,023)	(76,913,023)
於二零零一年六月三十日及二零零一年七月一日	9,211,395,816	—	(54,178,664)	100,520,000	10,409,418,204	19,667,155,356
以股代息所發行股份之溢價	71,842,692	—	—	—	—	71,842,692
發行股份費用	(60,100)	—	—	—	—	(60,100)
購回並註銷股份	—	—	—	24,300,000	(57,599,045)	(33,299,045)
重估盈餘	—	—	19,469,449	—	—	19,469,449
本年度純利	—	—	—	—	142,855,800	142,855,800
二零零一年末期息	—	—	—	—	(76,821,664)	(76,821,664)
二零零二年中期息	—	—	—	—	(77,151,732)	(77,151,732)
於二零零二年六月三十日	**9,283,178,408**	**—**	**(34,709,215)**	**124,820,000**	**10,340,701,563**	**19,713,990,756**

30. 股份溢價及儲備（續）

	股份溢價 港元	投資物業重估儲備 港元	其他證券重估儲備 港元	資本贖回儲備 港元	匯兌儲備 港元	保留溢利（虧損） 港元	合計 港元
本集團							
於二零零零年七月一日							
原列	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	6,959,756,314	23,484,094,517
前期調整（附註2）	—	—	—	—	—	330,206,913	330,206,913
重列	8,495,721,378	8,219,225,128	(289,628,303)	99,020,000	—	7,289,963,227	23,814,301,430
以股代息所發行股份之溢價	127,436,311	—	—	—	—	—	127,436,311
私人配股時所發行股份之溢價	603,000,000	—	—	—	—	—	603,000,000
發行股份費用	(14,761,873)	—	—	—	—	—	(14,761,873)
購回並註銷股份	—	—	—	1,500,000	—	(4,868,553)	(3,368,553)
重估盈餘（虧損）	—	364,072,044	(216,767,062)	—	—	—	147,304,982
出售時撥回之重估儲備	—	(12,195,631)	—	—	—	—	(12,195,631)
少數股東應佔物業權益之重估虧損	—	35,665,732	—	—	—	—	35,665,732
應佔聯營公司物業權益之重估虧損	—	(186,612,555)	—	—	—	—	(186,612,555)
應佔出售聯營公司時撥回之重估儲備	—	(77,355,563)	—	—	—	—	(77,355,563)
應佔出售聯營公司物業權益時撥回之重估儲備	—	(915,178,813)	—	—	—	—	(915,178,813)
於收益表內扣除之減值虧損	—	—	6,856,943	—	—	—	6,856,943
滙兌率調整	—	—	—	—	10,215,468	—	10,215,468
本年度純利	—	—	—	—	—	491,681,822	491,681,822
二零零零年末期息	—	—	—	—	—	(181,495,097)	(181,495,097)
二零零一年中期息	—	—	—	—	—	(76,913,023)	(76,913,023)
於二零零一年六月三十日及二零零一年七月一日	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	23,768,581,580
以股代息所發行股份之溢價	71,842,692	—	—	—	—	—	71,842,692
發行股份費用	(60,100)	—	—	—	—	—	(60,100)
購回並註銷股份	—	—	—	24,300,000	—	(57,599,045)	(33,299,045)
重估虧損	—	(1,390,214,183)	(46,127,198)	—	—	—	(1,436,341,381)
出售時撥回之重估儲備	—	(445,216,262)	76,055,952	—	—	—	(369,160,310)
出售一間附屬公司時撥回之重估儲備	—	(12,712,419)	—	—	—	—	(12,712,419)
少數股東應佔物業權益之重估虧損	—	39,611,429	—	—	—	—	39,611,429
應佔聯營公司物業權益之重估虧損	—	(319,709,648)	—	—	—	—	(319,709,648)
應佔出售聯營公司時撥回之重估儲備	—	(68,913,770)	—	—	—	—	(68,913,770)
於收益表內扣除之減值虧損	—	—	103,107,616	—	—	—	103,107,616
匯兌率調整	—	—	—	—	(7,409,687)	—	(7,409,687)
本年度純利	—	—	—	—	—	262,787,696	262,787,696
二零零一年末期息	—	—	—	—	—	(76,821,664)	(76,821,664)
二零零二年中期息	—	—	—	—	—	(77,151,732)	(77,151,732)
於二零零二年六月三十日	**9,283,178,408**	**5,230,465,489**	**(366,502,052)**	**124,820,000**	**2,805,781**	**7,569,583,631**	**21,844,351,257**
包括聯營公司儲備							
於二零零二年六月三十日	—	**1,791,048,859**	—	—	—	**(860,229,432)**	**930,819,427**
於二零零一年六月三十日	—	2,179,672,777	—	—	—	3,318,029	2,182,990,806

30. 股份溢價及儲備（續）

附註：

(i) 於二零零二年六月三十日，本集團應佔若干聯營公司之保留溢利合共28,316,019港元（二零零一年：14,922,244港元），在獲其往來銀行同意下，才可以派息方法派發其溢利。

(ii) 於二零零二年六月三十日，本公司可分派予股東之儲備為10,340,701,563港元（二零零一年：10,409,418,204港元）。

31. 聯營公司提供之借款

本集團及本公司之聯營公司提供之借款乃無抵押及無固定還款期。其中244,909,786港元（二零零一年：542,809,950港元）須繳付以市場利率計算之利息，其餘為免息。聯營公司已同意於資負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

32. 投資公司提供之借款

本集團之投資公司提供之借款乃無抵押、免息及無固定還款期。投資公司已同意於資產負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

33. 附屬公司提供之借款

本公司之附屬公司提供之借款乃無抵押、免息及無固定還款期。附屬公司已同意於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

34. 一名少數股東提供之借款

本集團之一名少數股東提供之借款乃無抵押及無固定還款期，須繳付以資金成本加邊際利潤計算之利息。該名少數股東已同意於資產負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

35. 遞延稅項

於資產負債表結算日，尚未提撥之遞延稅項資產包括之主要項目如下：

	本公司		本集團	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港元	*港元*	***港元***	*港元*
因下列各項所造成之時差影響：				
未使用之稅項虧損	**181,038,000**	185,650,000	**381,309,000**	329,490,000
折舊免稅額與折舊之差異影響	**—**	—	**(1,737,000)**	(2,255,000)
其他時差	**—**	—	**(11,757,000)**	(8,427,000)
	181,038,000	185,650,000	**367,815,000**	318,808,000

因為未能肯定遞延稅項資產會否於可見未來實現，故無遞延稅項資產於財務報告書中確認。

本年度尚未提撥之遞延稅項撥回（支出）如下：

	本公司		本集團	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港元	*港元*	***港元***	*港元*
因下列各項所造成之時差影響：				
稅項虧損	**(4,612,000)**	13,467,214	**51,819,000**	66,546,409
折舊免稅額與折舊之差異影響	**—**	—	**518,000**	(125,554)
其他時差	**—**	—	**(3,330,000)**	1,003,726
	(4,612,000)	13,467,214	**49,007,000**	67,424,581

因為出售香港之投資物業之將來溢利毋須繳付稅項，故並未就該等物業之重估盈餘作出遞延稅項準備。因此，此等重估盈餘並不構成稅項上之時差。

36. 除税前溢利與來自經營業務之現金流入（流出）淨額對賬

	二零零二年 *港元*	二零零一年 *港元* *(重列)*
除税前溢利	**344,820,768**	573,356,891
應佔聯營公司業績	**98,360,557**	(396,093,427)
利息收益	**(125,470,873)**	(286,696,502)
利息費用	**427,349,225**	556,676,814
攤銷貸款融資之安排費用及承諾費用	**25,072,331**	24,366,789
攤銷可換股債券／票據之發行成本	**5,565,066**	13,500,734
折舊	**18,053,567**	12,548,373
商譽攤銷	**9,294,488**	9,294,488
負商譽確認	**(2,564,199)**	—
已確認之證券投資虧損	**103,107,616**	6,856,943
持有買賣證券投資之未實現虧損	**180,228,233**	102,399,270
贖回可換股債券之溢價準備	**47,927,392**	82,559,737
出售其他證券投資之虧損	**129,255,068**	—
出售投資物業溢利	**(419,515,734)**	(1,347,982)
出售物業、廠房及設備之虧損	**67,954**	326,956
解散聯營公司溢利	**—**	(13,376)
出售附屬公司溢利	**(12,712,419)**	—
出售聯營公司溢利	**(69,611,638)**	(77,355,564)
發展中物業增加	**(2,722,275,273)**	(1,737,259,151)
未售樓宇存貨減少	**13,300,958**	91,464,090
酒店存貨增加	**(2,115,691)**	(19,830,630)
證券投資增加	**(1,792,087)**	—
應收賬款及其他應收（增加）減少	**(28,303,748)**	238,132,257
應付賬款及其他應付增加（減少）	**4,061,854,746**	(1,915,447)
與聯營公司往來賬戶變動淨額	**697,664,344**	(102,973,382)
來自經營業務之現金流入（流出）淨額	**2,777,560,651**	(912,002,119)

37. 出售附屬公司

	二零零二年 港元	二零零一年 港元
出售資產淨值		
投資物業	28,000,000	—
投資聯營公司權益	32,599,728	—
應收賬款及其他應收	656,446	—
銀行存款及現金	2,346,640	—
應付賬款及其他應付	(9,377,809)	—
應付稅項	(296,839)	—
少數股東權益	(8,526,989)	—
	45,401,177	—
出售時撥回之投資物業重估儲備	(12,712,419)	—
出售附屬公司溢利	12,712,419	—
	45,401,177	—
支付方式		
收取現金	45,401,177	—
出售時產生之現金流入淨額		
收取現金	45,401,177	—
所出售銀行存款及現金	(2,346,640)	—
	43,054,537	—

年度內出售之附屬公司對本集團之營業額、經營業績及現金流動並無重大影響。

38. 收購一間附屬公司

於二零零二年六月二十五日，本集團以1港元之作價收購Mass Fame Investment Limited之全部權益。

此收購以收購會計法入賬，詳情如下：

	二零零二年 港元	二零零一年 港元
收購資產淨值		
投資物業	**97,000,000**	204,750,000
物業、廠房及設備	—	12,767
未售樓宇存貨	—	34,137,532
應收賬款及其他應收	**1,669,892**	1,710,770
銀行存款及現金	**1,658,545**	428,539
應付賬款及其他應付	**(3,769,660)**	(56,451,323)
應付稅項	—	(303,478)
應付無抵押貸款	**(96,558,776)**	(19,792,891)
	1	164,491,916
支付方式		
現金	**1**	80,427,192
投資聯營公司權益	—	84,064,724
	1	164,491,916
收購時產生之現金流入（流出）淨額		
現金作價	**(1)**	(80,427,192)
所收購銀行存款及現金	**1,658,545**	428,539
	1,658,544	(79,998,653)

年度內收購之附屬公司對本集團之營業額、經營業績及現金流動並無重大影響。

39. 主要非現金交易

本年度內，493,574,677港元之發展中物業（二零零一年：2,739,570,039港元）轉撥至投資物業。

於二零零一年十二月十七日及二零零二年五月二十一日，本公司根據以股代息通函，分別按每股2.515港元及3.380港元之基準合共發行及配發21,303,378股及16,625,241股本公司之股份，代替二零零一年度之現金末期息及二零零二年度之現金中期息。

40. 年度內融資變動之分析

	股本、股份溢價及資本贖回儲備 港元	銀行貸款、其他貸款及其他遠期負債 港元	可換股債券／票據 港元	少數股東權益及一名少數股東提供之借款 港元	聯營公司提供之借款 港元	投資公司提供之借款 港元
於二零零零年七月一日	12,224,643,320	5,903,148,688	2,708,305,771	270,241,009	478,928,835	570,034
新增有抵押銀行貸款	—	2,506,092,069	—	—	—	—
發行新股	783,000,000	—	—	—	—	—
聯營公司提供之借款	—	—	—	—	63,881,115	—
償還投資公司提供之借款	—	—	—	—	—	(496,393)
一名少數股東提供之借款	—	—	—	10,546,817	—	—
贖回可換股債券	—	—	(1,686,735,785)	—	—	—
償還銀行貸款	—	(656,027,234)	—	—	—	—
發行股份費用	(14,761,873)	—	—	—	—	—
代替現金股息所發行股份	179,617,580	—	—	—	—	—
攤銷發行成本	—	—	13,500,734	—	—	—
贖回溢價準備	—	—	82,559,737	—	—	—
少數股東應佔						
— 溢利	—	—	—	1,194,007	—	—
— 投資物業重估虧損	—	—	—	(35,665,732)	—	—
已付少數股東股息	—	—	—	(1,900,000)	—	—
滙兑差異	—	(31,279,500)	—	—	—	—
新增遞延貸款融資之安排費用	—	(24,157,331)	—	—	—	—
攤銷遞延貸款融資之安排費用	—	17,484,118	—	—	—	—
於二零零一年六月三十日及二零零一年七月一日	13,172,499,027	7,715,260,810	1,117,630,457	244,416,101	542,809,950	73,641
新增有抵押銀行貸款	—	2,584,530,587	—	—	—	—
發行可換股票據	—	—	1,500,000,000	—	—	—
發行可換股票據成本	—	—	(37,565,291)	—	—	—
出售一間附屬公司	—	—	—	(8,526,989)	—	—
聯營公司提供之借款	—	—	—	—	1,161,240,598	—
投資公司提供之借款	—	—	—	—	—	1,220,126
一名少數股東提供之借款	—	—	—	9,621,415	—	—
贖回可換股債券	—	—	(1,168,401,969)	—	—	—
償還銀行貸款	—	(3,019,296,631)	—	—	—	—
發行股份費用	(60,100)	—	—	—	—	—
代替現金股息所發行股份	109,771,311	—	—	—	—	—
攤銷發行成本	—	—	5,565,066	—	—	—
贖回溢價準備	—	—	47,927,392	—	—	—
少數股東應佔						
— 虧損	—	—	—	(7,742,631)	—	—
— 投資物業重估虧損	—	—	—	(39,611,429)	—	—
已付少數股東股息	—	—	—	(1,600,000)	—	—
滙兑差異	—	19,173,800	—	—	—	—
新增遞延貸款融資之安排費用	—	(10,837,264)	—	—	—	—
攤銷遞延貸款融資之安排費用	—	22,031,730	—	—	—	—
於二零零二年六月三十日	**13,282,210,238**	**7,310,863,032**	**1,465,155,655**	**196,556,467**	**1,704,050,548**	**1,293,767**

年內，本公司以總代價57,599,045港元（二零零一年：4,868,553港元）購回24,300,000股股份（二零零一年：1,500,000股）。

41. 資產按揭

(a) 於二零零二年六月三十日，本集團以有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款、透支及其他貸款融資合共7,986,797,050港元（二零零一年：9,025,589,429港元）。於上述結算日已被動用之貸款為6,134,794,150港元（二零零一年：6,575,287,494港元）。

(b) 於二零零二年六月三十日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達3,246,286,070港元（二零零一年：5,314,459,891港元），其中2,290,321,403港元（二零零一年：4,799,509,891港元）已被動用。在所動用之數額中，合共2,290,321,403港元（二零零一年：4,475,680,000港元）乃由本公司擔保。

42. 承擔及或然負債

於資產負債表結算日，本公司及本集團尚未於財務報告書內提撥準備之承擔及或然負債如下：

	本公司		本集團	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	*港元*	*港元*	*港元*
(a) 資本承擔：				
物業發展費用				
已批准但未簽約	—	—	**101,831,529**	418,688,891
已簽約但未撥備	—	—	**2,582,818,009**	762,904,815
	—	—	**2,684,649,538**	1,181,593,706
(b) 就銀行貸款及其他負債作出之擔保：				
附屬公司				
已動用	**6,628,977,786**	5,252,901,921	—	—
未動用	**2,374,365,100**	3,046,645,705	—	—
	9,003,342,886	8,299,547,626	—	—
聯營公司				
已動用	**2,293,486,403**	4,475,680,000	**2,293,486,403**	4,475,680,000
未動用	**955,964,667**	514,950,000	**955,964,667**	514,950,000
	3,249,451,070	4,990,630,000	**3,249,451,070**	4,990,630,000
	12,252,793,956	13,290,177,626	**3,249,451,070**	4,990,630,000

42. 承擔及或然負債（續）

(c) 於一九九八年六月三十日，本公司及其全資附屬公司Mariner International Hotels Limited（「Mariner」）終止與恒隆有限公司（「恒隆」）及Atlas Limited（「Atlas」）於一九九六年十二月十九日所訂立之買賣協議（「該協議」），並進行訴訟。該協議是關於購入一間公司，而該公司則擁有一項位於新界荃灣油柑頭之物業，該物業已發展為一間酒店。Mariner就該收購應支付之總代價為1,070,000,000港元，其中已支付訂金及部分付款合共321,000,000港元。

於Mariner及本公司終止該協議當日，Mariner隨即於終止該協議後向恒隆及Atlas發出傳票，以追討（其中包括）退還已付之訂金及部分付款合共321,000,000港元以及違約之損失。Mariner繼續積極追討索償。與此同時，Atlas亦已就Mariner及本公司終止該協議進行法律訴訟，並就此作出反索償，（其中包括）可能沒收Mariner根據該協議已支付之訂金及部分付款合共321,000,000港元。

訴訟程序經已結束，而雙方正要求取得有關訴訟之進一步及更清晰詳情。雙方亦正向對方要求取得更詳盡清楚之特定文件。截至二零零二年六月三十日止年度內，有關案件並無重大進展。董事會認為於現訴訟階段有關案件可在短期內結束之機會不大，因此，於截至二零零二年六月三十日止年度並無就或然負債作出撥備。

43. 經營租賃安排

本集團作為出租人

本年度扣除100,463,602港元開支（二零零一年：84,722,402港元）後之租金收入為731,017,864港元（二零零一年：717,102,414港元）。所持大部份物業，均於未來兩年擁有承擔租戶。

於資產負債表結算日，本集團已簽約之租戶之最少租賃收入分析如下：

	二零零二年 *港元*	二零零一年 *港元*
一年內	**578,491,531**	631,136,105
兩年至五年	**739,804,481**	831,666,917
五年後	**21,655,730**	101,828,294
	1,339,951,742	1,564,631,316

44. 關連人士交易及關連交易

在日常業務中，本集團曾與關連人士進行下列交易：

	二零零二年 港元	二零零一年 港元
(a) 關連公司		
管理費收益（附註i）	**698,630**	2,500,147
(b) 聯營公司		
利息收益（附註ii）	**84,176,147**	218,363,343
利息費用（附註ii）	**27,788,136**	68,968,754

本公司之董事黃志祥先生亦為上述關連人士之董事，故於上述交易佔有權益。

(c) 收購股份及貸款

(i) 於二零零一年十一月十五日，本公司之全資附屬公司信和置業（上海）有限公司（「信置上海」）與Shanghai Square Pte Ltd（「Shanghai Square」）訂立協議。信置上海或其提名者可以200,000新加坡元（或900,000港元）之代價收購華慶控股私人有限公司（「華慶」）200,000普通股股份（佔其已發行普通股股份20%）；及以代價20,900,000美元（或162,500,000港元）購入Shanghai Square所借予華慶金額60,000新加坡元（或300,000港元）及29,400,000美元（或228,400,000港元）之股東貸款（連同其累計之利息）。

上述收購股份及貸款事項，已根據協議內有關條款於二零零一年十二月十八日完成。買方為本公司全資附屬公司Vasilon Pte Ltd.替代信置上海。

Shanghai Square為烏節控股有限公司（「烏節」）之全資附屬公司。黃廷方先生為本公司及烏節之共同主要股東，根據上市規則之規定，黃廷方先生屬本公司之關連人士。因此，上述事項，構成關連交易。

44. 關連人士交易及關連交易（續）

(c) 收購股份及貸款（續）

(i) （續）

上述收購股份及貸款令本公司持有上海來福士廣場項目19%實際權益，使本公司在中華人民共和國（「中國」）發展迅速的主要大城市即時持有優質投資，增加本公司在中國之發展物業組合。本公司亦因持股合夥人均為著名的商體而得益良多。此外，收購股份及貸款事項之總代價亦較來福士廣場項目之市值及華慶之賬面值有所折讓。

(ii) 於二零零二年六月二十五日，本公司全資附屬公司會連發展有限公司（「會連」）及信和財務有限公司（「信和財務」）與Millwood Limited（「Millwood」）及健泰財務有限公司（「健泰財務」）訂立協議。會連同意以1港元之代價向Millwood購入Mass Fame Investment Limited（「Mass Fame」）100,000股股份（佔其已發行股份100%）。信和財務同意以96,558,776港元購入有關Mass Fame欠負健泰財務為數一筆98,815,848港元之貸款。Mass Fame間接持有一幢工業大廈崇利中心100%權益。

收購股份及貸款事項，已根據有關條款於二零零二年六月二十五日完成。

Millwood及健泰財務均為Boswell Holdings Limited（「Boswell」）之間接全資附屬公司。黃志祥先生擁有Boswell 50%權益。黃先生乃本公司主席兼執行董事，根據上市規則之規定，Boswell屬黃先生之聯繫人士，同屬本公司之關連人士。因此，上述事項，構成關連交易。

上述收購股份及貸款事項使本公司持有崇利中心，增添及擴充本公司之工用物業組合，本公司亦可就此機會提高崇利中心之價值。憑藉本公司於租賃及管理工用物業方面之專業知識，定將締造規模效益。

44. 關連人士交易及關連交易（續）

(d) 出售股份及貸款

(i) 於二零零二年六月二十五日，本公司及信和財務與Gornik Securities Limited（「Gornik」）及凱信財務有限公司（「凱信財務」）訂立協議。根據協議：(a)本公司同意以代價32,610,693港元出售Maba Trading S.A.（「Maba」）2股股份（佔其已發行股份100%）予Gornik；(b)信和財務同意按實際金額之基準轉讓予凱信財務有關茂信發展有限公司欠信和財務一筆為數9,521,342港元之貸款；及(c)信和財務同意按實際金額之基準轉讓予凱信財務有關盼域有限公司欠信和財務一筆為數8,878,650港元之貸款。Maba間接持有邁亞美海灣一期車位及餘下少數未售出住宅單位以及邁亞美海灣二期車位之50%權益。

(ii) 同日，會連及信和財務與Osborne Investments Ltd.（「Osborne」）及凱信財務訂立協議。根據協議：(a)會連同意以代價7,120,032港元出售導聰投資有限公司（「導聰」）500,000股股份（佔其已發行股份50%）予Osborne；(b)信和財務同意按實際金額之基準轉讓予凱信財務有關導聰欠信和財務一筆為數13,740,449港元之貸款。導聰持有海典居部份車位。

(iii) 同日，會連及信和財務與Osborne及凱信財務訂立協議。根據協議：(a)會連同意以代價12,790,484港元出售時信發展有限公司（「時信」）60,000股股份（佔其已發行股份60%）予Osborne；及(b)信和財務同意按實際金額之基準轉讓予凱信財務有關時信欠信和財務一筆為數5,108,686港元之貸款。時信持有太湖花園一期部份車位權益。

出售股份及貸款事項，已根據有關條款於二零零二年六月二十五日完成。

Gornik、凱信財務及Osborne均為Boswell之間接全資附屬公司。黃志祥先生擁有Boswell 50%權益。黃先生乃本公司主席兼執行董事，根據上市規則之規定，Boswell屬黃先生之聯繫人士，同屬本公司之關連人士。因此，上述事項，構成關連交易。

由於本公司於邁亞美海灣一期及二期、海典居及太湖花園一期之車位並無控權權益，故此出售上述股份及貸款事項可讓本公司出售該等物業之權益。

44. 關連人士交易及關連交易（續）

(e) 本年度內，本集團共借23,000,302港元予其佔70%之附屬公司健惠投資有限公司（「健惠」），用以發展及營運中央廣場。該筆借款為無抵押，須繳付以資金成本加邊際利潤計算之利息及無固定還款期。所借款項乃按本集團所佔健惠之權益比例發放，其餘權益為一獨立第三者所持有，該獨立第三者因佔有健惠主要權益而被視為與本集團有關連。

於資產負債表結算日，聯營公司之結餘詳情列於附註19及31。

附註：

(i) 管理費乃按本集團與關連人士協定之成本加邊際利潤基準計算。

(ii) 利息收益及費用乃按資金成本加邊際利潤基準計算。

45. 主要附屬公司

董事會認為將本集團全部附屬公司資料列出則過於冗長，故此現時只將對本集團之業績或資產及負債有重要影響之附屬公司列出。

全部附屬公司之名單將附於本公司來年呈交公司註冊處之年報內。

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
直接控股：					
恒毅清潔服務有限公司	香港	普通股	2港元	100	清潔服務
富景置業有限公司	香港	普通股	1,000,000港元	100	投資控股
Glorypark Limited	香港	普通股	1,000港元	100	地產投資
Golden Million Finance Corporation	英屬處女群島／香港	普通股	1美元	100	財務
會連發展有限公司	香港	普通股	2港元	100	投資控股
Landscape Investment Limited	香港	普通股	2港元	100	地產發展
柏健財務有限公司	香港	普通股	2港元	100	財務
太湖花園物業管理有限公司	香港	普通股	10港元	60	物業管理
銳昇有限公司	香港	普通股	2港元	100	地產買賣
信和財務有限公司	香港	普通股	30,000,000港元	100	財務

45. 主要附屬公司（續）

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
直接控股（續）：					
信和護衛有限公司	香港	普通股	2港元	100	保安服務
信和行政服務有限公司	香港	普通股	3港元	100	行政服務
信和物業管理有限公司	香港	普通股	2港元	100	物業管理
信和物業服務有限公司	香港	普通股	20港元	100	物業管理
間接控股：					
Ackerley Estates Limited	香港	普通股	20,000,000港元	100	地產投資
廣成發展有限公司	香港	普通股	2港元	100	地產發展
盈丰有限公司	香港	普通股	2港元	100	地產發展
Alfaso Investment Limited	香港	普通股	20,000港元	100	地產投資
時信財務有限公司	香港	普通股	10港元	60	按揭貸款
明快有限公司	香港	普通股	2港元	100	地產發展
Beauty Plaza Limited	香港	普通股	20,000港元	100	地產投資
裕麒有限公司	香港	普通股	2港元	100	地產投資
佳育有限公司	香港	普通股	2港元	100	地產發展
世晉有限公司	香港	普通股	2港元	100	地產投資

45. 主要附屬公司（續）

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股（續）：					
喜鴻有限公司	香港	普通股	2港元	100	地產買賣及投資
駿銳（香港）有限公司	香港	普通股	2港元	100	地產投資
e.Sino Company Limited	香港	普通股	2港元	100	投資控股
雍廊有限公司	香港	普通股	2港元	100	地產投資
聯大地產發展有限公司	香港	普通股	14,000,000港元	100	地產投資
娛樂天地有限公司	香港	普通股	4,500,000港元	100	地產投資
詠冠發展有限公司	香港	普通股	2港元	100	地產買賣
譽將有限公司	香港	普通股	2港元	100	地產投資
譽殿置業有限公司	香港	普通股	20,000港元	100	地產投資
健惠投資有限公司	香港	普通股	10港元	70	地產投資
科連有限公司	香港	普通股	2港元	100	地產投資
Fortune Garden Inc.	利比利亞共和國／香港	記名／不記名股	1美元	100	股票投資
Free Champion Limited	香港	普通股	2港元	100	地產投資

45. 主要附屬公司 *(續)*

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股(續)：					
逢源建築有限公司	香港	普通股	1,000,000港元	100	建築業務
Glenery Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
環域發展有限公司	香港	普通股	2港元	100	地產發展
萬誠財務有限公司	香港	普通股	2港元	100	按揭貸款
Golden Leaf Investment Limited	香港	普通股	20,000港元	100	地產投資
Grand Idea Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
暢嘉有限公司	香港	普通股	2港元	100	地產發展
匡倫(香港)有限公司	香港	普通股	1,000,000港元	100	地產買賣及投資
Handsome Lift Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
彩鋭投資有限公司	香港	普通股	20,000港元	100	地產買賣及投資
Hickson Limited	香港	普通股	20港元	100	地產投資
High Elite Finance Limited	香港	普通股	2港元	100	按揭貸款
High Elite Limited	香港	普通股	2港元	100	地產買賣及投資

45. 主要附屬公司（續）

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股（續）：					
碧松有限公司	香港	普通股	20,000港元	100	地產投資
翡后置業有限公司	香港	普通股	2港元	100	地產買賣及投資
君煌投資有限公司	香港	普通股	2港元	100	地產發展
陸勝發展有限公司	香港	普通股	2港元	100	地產買賣及投資
Lucky Fortress Inc.	利比利亞共和國／香港	記名／不記名股	1美元	100	股票投資
Mackey Limited	香港	普通股	100港元	100	地產發展
Mander Investment Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
敏成有限公司	香港	普通股	1,000港元	55	地產買賣
Morbest Profits Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
Multipurpose Investment Limited	香港	普通股	20,000港元	100	地產買賣及投資
培安企業有限公司	香港	普通股	20,000港元	100	地產投資
Peace Success Development Limited	香港	普通股	2港元	100	地產買賣

45. 主要附屬公司（續）

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股（續）：					
彩日置業有限公司	香港	普通股	2港元	100	地產發展
88港有限公司	香港	普通股	2港元	100	互聯網服務供應商
Precious Land Pte. Limited	新加坡	普通股	2新加坡元	100	地產發展
Precious Treasure Pte Ltd	新加坡	普通股	20,000,000新加坡元	100	酒店經營及地產投資
Pridegate (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
寶勝置業有限公司	香港	普通股	2港元	100	地產投資
Rankchief Company Limited	香港	普通股	200港元	100	地產買賣
允傑發展有限公司	香港	普通股	200,000港元	90	地產投資
勵盛投資有限公司	香港	普通股	2港元	100	地產發展
Rich Tact International (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
Saky Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
Salia Limited	香港	普通股	2港元	100	地產發展
通富投資有限公司	香港	普通股	20,000港元	100	地產買賣及投資

45. 主要附屬公司（續）

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股（續）：					
Silver Palm Limited	香港	普通股	2港元	100	地產買賣及投資
信和寬頻科技有限公司	香港	普通股	2港元	100	寬頻建設
信和物業管理（中國）有限公司	香港／中華人民共和國	普通股	2港元	100	物業管理
信和置業財務有限公司	香港	普通股	2港元	100	定期存放
Sino Land Investment (Holdings) Ltd.	開曼群島／香港	普通股	6,000,000美元	100	投資控股
Sino Technology Corporation Limited	香港	普通股	2港元	100	高科技業務
均盟投資有限公司	香港	普通股	2港元	100	股票投資
盛霸投資有限公司	香港	普通股	2港元	100	地產投資
Sunair Investment Company Limited	香港	普通股	2港元	100	地產發展
暉權有限公司	香港	普通股	2港元	100	地產投資
新一範投資有限公司	香港	普通股	2港元	100	地產投資
耀澤投資有限公司	香港	普通股	2港元	100	地產發展
勤珍有限公司	香港	普通股	2港元	100	地產發展

45. 主要附屬公司 *(續)*

名稱	註冊／營業地點	所持股份類別	已發行股本	本集團控股比率 %	主要業務
間接控股(續)：					
千廣發展有限公司	香港	普通股	20,000港元	100	地產投資
Timeshare Development (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
中鐵發展有限公司	香港	普通股	2港元	100	地產投資
Triple Reach International (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
大聯發展有限公司	香港	普通股	2港元	100	地產發展
Vasilon Pte Ltd	新加坡	普通股	2新加坡元	100	投資控股
Weiland Development Company Limited	香港	普通股	33,140,000港元	100	地產投資
Wendia Limited	香港	普通股	20港元	100	地產投資
偉格發展有限公司	香港	普通股	2港元	100	地產買賣
Will Glory Company (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
World Empire Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資

除附註28內所披露一間附屬公司之可換股票據外，其他附屬公司於年結日並無持有任何尚餘債務證券。

46. 主要聯營公司

董事會認為將本集團全部聯營公司資料列出則過於冗長，故此現時只將對本集團之業績或資產有重要影響之聯營公司列出。

全部聯營公司之名單將附於本公司來年呈交公司註冊處之年報內。

名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
亞冠投資有限公司	香港	普通股	—	33.3	33.3	地產發展
雅士花園物業管理有限公司	香港	普通股	—	50	50	物業管理
益燦有限公司	香港	普通股	—	42.5	42.5	地產買賣及投資
駿商有限公司	香港	普通股	50	—	50	地產投資
Beverhill Limited	香港	普通股	—	20	20	地產投資
Boatswain Enterprises Limited	香港	普通股	—	20	20	地產投資
Brisbane Trading Company Limited	香港	普通股及無投票權遞延股	—	50	50	地產發展
喜怡置業有限公司	香港	普通股	—	20	20	地產投資
C.H.K.C. Building Management Limited	香港	普通股	—	25	25	物業管理
國多有限公司	香港	普通股	—	50	50	地產投資
鈞宏有限公司	香港	普通股	—	20	20	地產買賣
勝榮發展有限公司	香港	普通股	—	33.3	33.3	地產發展
Dramstar Company Limited	香港	普通股	—	22	22	地產買賣

46. 主要聯營公司（續）

名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	控股比率 間接 %	控股比率 合共 %	主要業務
霸滔有限公司	香港	普通股	—	50	50	地產買賣
長誠財務有限公司	香港	普通股	—	50	50	按揭貸款
霸都財務有限公司	香港	普通股	—	40	40	按揭貸款
霸都置業有限公司	香港	普通股	—	40	40	地產買賣及投資
廣坤實業有限公司	香港	普通股	—	33.3	33.3	地產投資
Gloryland Limited	香港	普通股	—	33.3	33.3	地產投資
金輝美國際有限公司	香港	普通股	—	25	25	地產發展
佳誌有限公司	香港	普通股	—	30	30	地產發展
大埔寶馬山財務有限公司	香港	普通股	—	20	20	按揭貸款
Greenroll Limited	香港	普通股	—	30	30	地產投資
殷日有限公司	香港	普通股	—	30	30	地產買賣及投資
華慶控股私人有限公司	新加坡	普通股	—	20	20	投資控股
藍灣半島物業管理有限公司	香港	普通股	—	50	50	物業管理
擴財有限公司	香港	普通股	—	50	50	地產投資
Kotachi Limited	香港	普通股	50	—	50	地產投資
導輝財務有限公司	香港	普通股	—	20	20	按揭貸款

46. 主要聯營公司（續）

名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
導輝有限公司	香港	普通股	—	20	20	地產買賣
坤貿有限公司	香港	普通股	—	25	25	地產投資
添隆有限公司	香港	普通股	—	25	25	地產投資
Murdoch Investments Inc.	巴拿馬共和國／香港	普通股	—	45	45	地產投資
奧海城一期（項目策劃）有限公司	香港	普通股	—	30	30	項目管理
奧海城二期（項目策劃）有限公司	香港	普通股	—	42.5	42.5	項目管理
集利財務有限公司	香港	普通股	—	50	50	按揭貸款
弘雄有限公司	香港	普通股	—	50	50	地產發展
培熙企業有限公司	香港	普通股	—	50	50	地產買賣
Rich Century Investment Limited	香港	普通股	50	—	50	地產發展
銀寧投資有限公司	香港	普通股	—	40	40	地產買賣及投資
信和停車場管理有限公司	香港	普通股	50	—	50	停車場經營
信和地產代理有限公司	香港	普通股	50	—	50	地產代理

46. 主要聯營公司（續）

名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
達利建築有限公司	香港	普通股	25	—	25	建築業務
凱旋世界財務有限公司	香港	普通股	—	50	50	按揭貸款
凱旋世界有限公司	香港	普通股	—	50	50	地產買賣及投資
廣滔投資有限公司	香港	普通股	—	25	25	地產投資
永全發企業有限公司	香港	普通股	5	45	50	地產投資

根據上市規則第19項應用指引之披露

(a) 控權股東之特定責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）之第19項應用指引（「應用指引19」）第3.7.1段，本公司須就貸款協議中訂明之公司主要股東特定責任契諾作出披露。於結算日，本公司之尚餘貸款並無此等契諾。

(b) 給予聯屬公司財務資助及擔保（附註）

本公司根據上市規則之應用指引19第3.10段披露以下關於聯屬公司所呈報之最近財政年度終結時債務、資本承擔及或然負債之摘要資料。該等資料乃摘錄自相關聯營公司經審核賬目。

	於 二零零二年 六月三十日 *港元*	於 二零零一年 六月三十日 *港元*
本集團應佔其聯屬公司之所有債務		
銀行貸款	**1,808,921,403**	1,292,380,000
其他貸款	**481,400,000**	3,507,129,891
	2,290,321,403	4,799,509,891
本集團提供之借款	**11,394,584,774**	10,111,109,658
	13,684,906,177	14,910,619,549
本集團應佔其聯屬公司之資本承擔		
已批准但未簽約	—	25,330,000
已簽約但未撥備	**703,378,508**	594,438,086
	703,378,508	619,768,086
本集團應佔其聯屬公司之或然負債	—	—

附註：上述之「聯屬公司」指集團之聯營公司

PROPERTIES HELD BY THE GROUP
本集團擁有之物業

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
1. No. 1 Chatham Path Mid-levels, Hong Kong 香港半山漆咸徑1號	2072	100.0%	—	7,800	R	Completed 完成	Existing 現有
2. No. 8 Mount Cameron Road The Peak, Hong Kong 香港金馬麟山道8號	2082	100.0%	15,617	5,500	R	Completed 完成	Existing 現有
3. 38 Repulse Bay Road Hong Kong 香港淺水灣道38號	2084	100.0%	16,716	15,000	R	Completed 完成	Existing 現有
4. 148 Electric Road North Point, Hong Kong 香港北角電器道148號	2047	100.0%	13,160	197,400	C	Completed 完成	Existing 現有
5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong 香港柴灣康民街3號灣景園	2047	100.0%	17,122	103,121	R	Completed 完成	Existing 現有
6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong 香港港灣道18號中環廣場	2047	10.0%	77,824	140,000	C	Completed 完成	Existing 現有
7. The Centrium 60 Wyndham Street, Central, Hong Kong 香港中環雲咸街60號中央廣場	2047	70.0%	17,061	179,138	C	Completed 完成	Existing 現有
8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong 香港金鐘道88號太古廣場港麗酒店	2047	30.0%	—	165,506	H	Completed 完成	Existing 現有

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
9. Harbour Centre Harbour Road & Fleming Road, Hong Kong 香港港灣道及菲林明道海港中心	2128	16.7%	32,626	40,167	C	Completed 完成	Existing 現有
10. Hollywood Centre 233 Hollywood Road, Hong Kong 香港荷李活道233號 荷李活商業中心	2128	50.0%	6,706	44,988	C	Completed 完成	Existing 現有
11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong 香港柴灣小西灣道28號 藍灣廣場	2047	40.0%	275,470	75,676 53,602* 129,278 * 480 carparks	C P	Completed 完成	Existing 現有
12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong 香港筲箕灣興民街68號 海天廣場	2047	100.0%	7,818	119,298	C	Completed 完成	Existing 現有
13. The Mayfair No. 1 May Road, Hong Kong 香港梅道1號	2047	100.0%	30,709	2,885	R	Completed 完成	Existing 現有
14. One Capital Place 18 Luard Road, Wan Chai, Hong Kong 香港灣仔盧押道18號海德中心	2127	100.0%	5,315	73,443	C	Completed 完成	Existing 現有
15. Pacific Palisades 1 Braemar Hill Road, Hong Kong 香港寶馬山道一號寶馬山花園	2047	20.0%	165,550	93,550	R	Completed 完成	Existing 現有

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
16. Pacific Plaza 418 Des Voeux Road West, Hong Kong 香港德輔道西418號太平洋廣場	2860	100.0%	9,450	164,460	C	Completed 完成	Existing 現有
17. 15 Shek O Headland, Hong Kong 香港石澳山仔15號	2047	100.0%	2,970	2,228	R	Completed 完成	Existing 現有
18. 25/F United Centre Queensway, Hong Kong 香港金鐘統一中心25樓	2128	50.0%	—	10,225	C	Completed 完成	Existing 現有
KOWLOON 九龍							
19. The Astrid 180 Argyle Street, Kowloon 九龍亞皆老街180號雅麗居	2047	100.0%	61,118	21,094	R	Completed 完成	Existing 現有
20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀金馬倫道23號金馬倫廣場	2038	100.0%	5,413	65,550	C	Completed 完成	Existing 現有
21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀廣東道33號中港城	2135	25.0%	165,334	359,433	C	Completed 完成	Existing 現有
22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon 九龍九龍灣臨樂街8號商業廣場	2047	100.0%	21,745	155,910	I	Completed 完成	Existing 現有

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道19號富登中心	2047	100.0%	10,394	114,334	I	Completed 完成	Existing 現有
24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon 九龍觀塘巧明街111-113號 富利廣場	2047	100.0%	18,783	225,396	I	Completed 完成	Existing 現有
25. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀漢口道28號亞太中心	2039	100.0%	18,028	232,606	C	Completed 完成	Existing 現有
26. Kent Court 137 Boundary Street, Kowloon 九龍界限街137號根德閣	2047	100.0%	—	3,072	R	Completed 完成	Existing 現有
27. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon 九龍觀塘偉業街182號 觀塘碼頭廣場	2047	100.0%	31,018	156,770 198,758* 355,528 * 474 carparks	C P	Completed 完成	Existing 現有
28. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道68號 觀塘廣場	2047	100.0%	25,995	941 192,694* 193,635 * 366 carparks	C P	Completed 完成	Existing 現有

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數（平方呎）	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海輝道11號奧海城1期商場	2047	30.0%	712,614	41,979	C	Completed 完成	Existing 現有
30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海庭道18號奧海城2期商場	2047	42.5%	708,577	217,297	C	Completed 完成	Existing 現有
31. Omega Plaza 32 Dundas Street, Kowloon 九龍登打士街32號歐美廣場	2047	100.0%	5,385	80,775	C	Completed 完成	Existing 現有
32. Pacific Trade Centre 2 Kai Hing Road, Kowloon Bay, Kowloon 九龍九龍灣啟興道2號太平洋貿易中心	2047	50.0%	59,062	126,311	I	Completed 完成	Existing 現有
33. Parmanand House 51-52 Haiphong Road, Kowloon 九龍海防道51-52號百萬龍大廈	2863	100.0%	1,800	18,043	C	Completed 完成	Existing 現有
34. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon 九龍九龍灣宏照道10號寶興中心	2047	50.0%	29,063	122,850	I	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
35. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道23號利登中心	2047	100.0%	10,370	114,103	I	Completed 完成	Existing 現有
36. Sunshine Plaza Commercial Complex, 17 Sung On Street, Hung Hom, Kowloon 九龍紅磡崇安街17號陽光廣場商場	2047	100.0%	26,598	58,887	C	Completed 完成	Existing 現有
37. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀梳士巴利道尖沙咀中心	2127	45.0%	42,835	231,309	C	Completed 完成	Existing 現有
38. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道48號威利廣場	2047	100.0%	21,110	245,738	I/O	Completed 完成	Existing 現有
39. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon 九龍油塘高輝道17號油塘工業城	2047	90.0%	100,580	464,627	I	Completed 完成	Existing 現有
NEW TERRITORIES 新界							
40. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories 新界粉嶺一鳴路15號碧湖花園商場	2047	100.0%	145,649	101,980	C	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
NEW TERRITORIES 新界							
41. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories 新界元朗水車館街28號 萬金中心	2047	100.0%	21,420	32,178 173,571* 205,749 * 438 carparks	C P	Completed 完成	Existing 現有
42. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories 新界元朗東頭康業街19號 萬輝工業中心	2047	100.0%	52,582	111,253	I	Completed 完成	Existing 現有
43. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories 新界將軍澳培成路18號 海悦豪園商場	2047	100.0%	64,261	57,316	C	Completed 完成	Existing 現有
44. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories 新界屯門建榮街25號百利中心	2047	100.0%	26,522	84,988 166,976* 251,964 * 116 carparks	I P	Completed 完成	Existing 現有
45. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories 新界元朗屏會街13-17號屏會中心	2047	100.0%	20,376	20,401 173,267* 193,668 * 450 carparks	C P	Completed 完成	Existing 現有
46. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories 新界火炭山尾街18-24號 沙田商業中心	2047	100.0%	38,234	268,798 93,691* 362,489 * 268 carparks	C P	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業（續）

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
NEW TERRITORIES 新界							
47. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories 新界元朗馬田路80號御庭居商場	2047	100.0%	45,273	39,668 87,102* 126,770 * 261 carparks	C P	Completed 完成	Existing 現有
48. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories 新界荃灣永賢街9號崇利中心	2047	100.0%	17,362	170,570	I	Completed 完成	Existing 現有
49. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories 新界屯門屯順街1號及屯盛街1號屯門市廣場第一期	2047	100.0%	262,715	741,177 269,711* 1,010,888 * 956 carparks	C P	Completed 完成	Existing 現有
50. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories 新界沙田馬鞍山鞍駿街15號雅濤居商場	2047	40.0%	69,428	22,772	C	Completed 完成	Existing 現有
OVERSEAS – SINGAPORE 海外 — 新加坡							
51. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore 新加坡1號浮爾頓廣場及浮爾頓路1號浮爾頓酒店及1號浮爾頓	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
HONG KONG 香港							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong 香港夏慤道16號遠東金融中心	2130	19.1%	34,595	9,869	C	Completed 完成	Existing 現有
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong 香港柴灣小西灣道28號 藍灣半島	2047	40.0%	275,470	301,718	R	Completed 完成	Existing 現有
KOWLOON 九龍							
3. No. 1 Hung To Road Kowloon 九龍觀塘鴻圖道1號	2047	33.3%	60,970	195,958	I	Completed 完成	Existing 現有
4. Central Park 18 Hoi Ting Road, MTR Olympic Station Kowloon 九龍地鐵奧運站海庭道18號 帝柏海灣	2047	42.5%	708,577	210,722	R	Completed 完成	Existing 現有
5. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon 九龍九龍灣宏開道其士商業中心	2047	33.3%	44,350	12,168	C	Completed 完成	Existing 現有
6. Dynasty Heights 8 Yin Ping Road, Kowloon Tong, Kowloon 九龍畢架山頂峰延坪道8號帝景峰	2047	50.0%	468,275	16,205	R	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *（續）*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
KOWLOON 九龍							
7. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道54號豐利中心	2047	100.0%	38,000	15,099	I	Completed 完成	Existing 現有
8. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon 九龍長沙灣青山道485號 九龍廣場	2047	100.0%	19,375	25,702	I	Completed 完成	Existing 現有
9. Island Harbourview 11 Hoi Fai Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海輝道11號 維港灣	2047	30.0%	712,614	77,190	R	Completed 完成	Existing 現有
10. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon 九龍九龍灣臨興街32號美羅中心	2047	100.0%	27,125	18,395	I	Completed 完成	Existing 現有
11. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海庭道18號 柏景灣	2047	42.5%	708,577	44,767	R	Completed 完成	Existing 現有
12. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道26號威登中心	2047	50.0%	17,280	103,576	I	Completed 完成	Existing 現有

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
NEW TERRITORIES 新界							
13. Lincoln Centre 20 Yip Fung Street, On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村業豐街20號 利亨中心	2047	100.0%	21,163	61,144	I	Completed 完成	Existing 現有
14. Poly Centre 26 On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村26號寶利中心	2047	100.0%	18,191	10,430	I	Completed 完成	Existing 現有
15. Raleigh Centre 25 On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村25號利來中心	2047	100.0%	10,194	8,386	I	Completed 完成	Existing 現有
16. Sea Crest Terrace Mui Wo, Lantau Island, New Territories 新界大嶼山梅窩海愉花園	2047	100.0%	7,976	800 7,498 8,298	R C	Completed 完成	Existing 現有
17. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories 新界荃灣沙咀道29-35號科技中心	2047	100.0%	20,000	15,468	I	Completed 完成	Existing 現有

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
HONG KONG 香港							
1. Sky Horizon 35 Cloud View Road, North Point, Hong Kong Inland Lot No. 8921 香港北角雲景道35號海天峰 內地段8921號	2049	100.0%	26,845	134,225	R	Superstructure works in progress 上蓋工程現正施工	December 2002 二零零二年十二月
KOWLOON 九龍							
2. Commercial Square 12 Kai Shun Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 5846 (*) 九龍九龍灣啟順道12號商貿城 新九龍內地段5846號(*)	2047	50.0%	68,986	413,570	C	Foundation completed 地基工程完成	December 2003 二零零三年十二月
3. Palace on the Park 16 Wylie Road, King's Park, Kowloon Kowloon Inland Lot No. 11118 九龍京士柏衛理道16號君頤峰 九龍內地段11118號	2050	30.0%	387,569	271,253	R	Foundation works in progress 地基工程現正施工	March 2004 二零零四年三月
4. 2 and 4 Caldecott Road, Piper's Hill, Kowloon New Kowloon Inland Lot No. 6378 九龍琵琶山郝德傑道2至4號 新九龍內地段6378號	2051	33.3%	35,490	25,397	R	Planning stage 籌劃階段	December 2004 二零零四年十二月
5. Hoi Fai Road, West Kowloon Reclamation, Kowloon Kowloon Inland Lot No. 11158 九龍西九龍填海區海輝道 九龍內地段11158號	2052	100.0%	112,484	731,138 112,483 843,621	R C	Planning stage 籌劃階段	May 2005 二零零五年五月

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *（續）*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
KOWLOON 九龍							
6. The Beacon Hill Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong Kowloon New Kowloon Inland Lot No. 6196 九龍九龍塘歌和老街與達之路交界 新九龍內地段6196號	2052	33.3%	158,231	100,391	R	Planning stage 籌劃階段	May 2005 二零零五年五月
NEW TERRITORIES 新界							
7. Grand Regentville 9 Wo Mun Street, Fanling, New Territories Fanling Sheung Shui Town Lot No. 195 新界粉嶺和滿街9號御庭軒 粉嶺上水市地段195號	2049	100.0%	131,448	384,175 71,462 148,292 603,929	R C P	Superstructure works in progress 上蓋工程現正施工	September 2002 二零零二年九月
8. Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories Kwan Chung Town Lot No. 480 新界葵涌葵聯路100號月海灣 葵涌市地段480號	2049	100.0%	40,322	201,607	R	Superstructure works in progress 上蓋工程現正施工	September 2002 二零零二年九月
9. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories Lot No. 943 in DD 94 新界上水雙魚河金翠路38號 丈量約份第94約943號地段	2050	100.0%	247,281	98,909	R	Superstructure works in progress 上蓋工程現正施工	March 2003 二零零三年三月
10. The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, Lot No. 404 New Territories 新界荃灣荃錦公路98號寶雲匯 第40區地段404號	2050	50.0%	75,025	112,538	R	Superstructure works in progress 上蓋工程現正施工	July 2003 二零零三年七月

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
NEW TERRITORIES 新界							
11. Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories Sha Tin Town Lot No 481 新界馬鞍山 第77區保泰路1路海典灣 沙田市地段481號	2050	100.0%	122,494	612,465	R	Superstructure work in progress 上蓋工程現正施工	August 2003 二零零三年八月
12. Majestic Gardens Ping Shan, Yuen Long, New Territories Lot No. 2052 in DD 121 新界元朗屏山屏竹里帝庭居 丈量約份第121約2052號地段	2051	100.0%	27,093	72,065	R/C	Foundation works in progress 地基工程現正施工	September 2003 二零零三年九月
13. Majestic Gardens Ping Shan, Yuen Long, New Territories Lot No. 2051 in DD 121 新界元朗屏山屏竹里帝庭居 丈量約份第121約2051號地段	2051	100.0%	40,408	107,478 1,870 109,348	R C	Foundation works in progress 地基工程現正施工	September 2003 二零零三年九月
14. The Cairnhill Route Twisk, Area 40, Tsuen Wan, Lot No. 395 New Territories 新界荃灣荃錦公路朗逸峰 第40區地段395號	2050	25.0%	275,881	206,909	R	Foundation works in progress 地基工程現正施工	December 2003 二零零三年十二月
15. Embassy Row 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories Lot No. 2543 in DD 92 (*) 新界上水金錢村金錢南路8號 丈量約份第92約2543號地段(*)	2047	100.0%	484,375	166,840	R	Foundation works in progress 地基工程現正施工	January 2004 二零零四年一月

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
NEW TERRITORIES 新界							
16. MTR Hang Hau Station Development, Tseung Kwan O, New Territories Tseung Kwan O Town Lot No. 24 新界將軍澳地鐵坑口站發展項目 將軍澳市地段24號	2052	60.0%	193,365	895,470	R	Planning stage 籌劃階段	August 2004 二零零四年八月
17. Sham Tseng Tsuen Wan, New Territories Lot No. 214 in DD 387 新界荃灣深井 丈量約份第387約214號地段	2050	50.0%	84,444	88,668	R	Foundation works in progress 地基工程現正施工	September 2004 二零零四年九月
18. Area 16, Hoi Chu Road, Tuen Mun, New Territories Tuen Mun Town Lot No. 432 新界屯門海珠路第16區 屯門市地段432號	2052	100.0%	65,552	307,826 37,835 345,661	R C	Foundation works in progress 地基工程現正施工	December 2004 二零零四年十二月
PEOPLE'S REPUBLIC OF CHINA 中華人民共和國							
19. Hu Li Nan Bu & North of Hai Tian Lu, Xiamen Lot No. 89-C5 廈門湖里南部及海天路北側 地塊編號89-C5	2059 2039	100.0%	28,084	42,116 28,084 70,200	R C	Superstructure works in progess 上蓋工程現正施工	June 2003 二零零三年六月
20. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Hunagpu District, Shanghai 上海黃埔區 西藏中路228號105A及B 來福士廣場	2044 2046	19.0%	163,624	255,977	C	Foundation works in progress 地基工程現正施工	December 2003 二零零三年十二月

Dated at 30th June, 2002
二零零二年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
PEOPLE'S REPUBLIC OF CHINA 中華人民共和國							
21. Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2 廣州經濟技術發展區 地塊編號SZ-8-2	2039	100.0%	53,131	239,069 53,131 292,200	R C	Planning stage 籌劃階段	June 2004 二零零四年六月
22. Hu Bien Bei Lu, Xiamen Lot No. 88-C5 廈門湖濱北路 地塊編號88-C5	2058 2038	100.0%	64,907	258,329 64,907 323,236	R C	Site investigation completed 地盤勘測完成	June 2004 二零零四年六月
23. Junction of Fuxia Gong Lu & Lian E Lu, Xiamen Lot No. 88-C6 廈門蓮岳路與福廈公路交界 地塊編號88-C6	2058 2038	100.0%	64,584	161,416 64,584 226,000	R C	Planning stage 籌劃階段	June 2004 二零零四年六月
24. West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2 廈門嘉禾路西及松柏中路北 地塊編號89-C2	2059 2039	100.0%	33,963	101,837 33,963 135,800	R C	Site investigation completed 地盤勘測完成	June 2004 二零零四年六月
25. Gia Hor Lu, Xiamen Lot No. 90-C5, C6 廈門嘉禾路及呂嶺路東南側 地塊編號90-C5, C6	2060 2040	100.0%	106,308	372,066 106,308 478,374	R C	Planning stage 籌劃階段	June 2004 二零零四年六月
26. Wu Xi Lu, Fuzhou 福州五四路	2059	100.0%	57,404	470,000	C	Foundation works in progress 地基工程現正施工	June 2004 二零零四年六月
27. East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4 廈門嘉禾路東及蓮花北路南 地塊編號89-C4	2059 2039	100.0%	44,405	66,595 44,405 111,000	R C	Planning stage 籌劃階段	December 2004 二零零四年十二月

Dated at 30th June, 2002
二零零二年六月三十日

Note:

C	:	Commercial 商業
R	:	Residential 住宅
I	:	Industrial 工業
I/O	:	Industrial/Office 工商綜合樓宇
H	:	Hotel 酒店
P	:	Multi-storey carpark 多層停車場
(*)	:	Property under redevelopment 重建中物業

SINO LAND COMPANY LIMITED

Proxy Form for use at the Annual General Meeting
(or at any adjournment thereof)

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ______________________________

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or *(Note 3)* ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Wednesday, the 13th day of November, 2002 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For *(Note 4)*	**Against** *(Note 4)*
1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2002.		
2. To declare a final dividend of HK$0.02 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Albert Yeung Pak Hin as Director.		
(ii) To re-elect Mr. Benjamin Lam Yu Yee as Director.		
(iii) To fix remuneration of Directors.		
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		
6. To approve amendments to the Articles of Association (Special Resolution on item 6 of Notice of Annual General Meeting).		

Dated ______________________ Signature *(Note 5)* ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

信和置業有限公司

股東週年大會（或其任何續會）代表委任表格

本人／吾等（註1）______________________________

地址為 ______________________________

為上述公司股本中每股面值1.00港元普通股股份（註2）______________________________股

之登記持有人，**茲委任**大會主席或（註3）______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席定於二零零二年十一月十三日（星期三）上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行上述公司之股東週年大會（或其任何續會），並於該大會（或其任何續會）進行投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

	贊成（註4）	反對（註4）
1. 省覽本公司截至二零零二年六月三十日止年度之經審核財務報告書與董事會及核數師報告書。		
2. 宣派末期股息每普通股0.02港元或可選擇以股代息。		
3. (i) 選舉楊柏軒先生連任董事。		
(ii) 選舉林裕兒先生連任董事。		
(iii) 釐定董事酬金。		
4. 重聘德勤•關黃陳方會計師行為核數師及授權董事釐定核數師酬金。		
5. (i) 批准股份購回授權（列於股東週年大會通告內第5(i)項之普通決議案）。		
(ii) 批准股份發行授權（列於股東週年大會通告內第5(ii)項之普通決議案）。		
(iii) 批准擴大股份發行授權（列於股東週年大會通告內第5(iii)項之普通決議案）。		
6. 批准修訂本公司之公司組織章程細則（列於股東週年大會通告內第6項之特別決議案）。		

日期：______________________________ 簽署：（註5）______________________________

附註：

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記之每股面值1.00港元之普通股股份數目。倘不填上股份數目，則本表格將被視為與全部以閣下名義登記之本公司普通股股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘 閣下擬投票贊成某項決議案，請在適用之「贊成」方框內填上「√」號。倘 閣下擬投票反對某項決議案，請在適用之「反對」方框內填上「√」號。**如不給予指示，則代表人可自行決定投票或棄權。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之書面授權人士簽署。倘股東為一有限公司，則代表委任表格必須加蓋該公司鋼印，或經由公司負責人或獲正式授權之人士簽署。
6. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，必須最遲於大會召開四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓本公司註冊辦事處，方為有效。
7. 如屬聯名股東，任何一位聯名股東均可親自或委派代表投票，惟規定：若親自或委派代表出席之聯名股東多於一人，則該等出席股東中，只有在股東名冊內排名於首位者方有權就有關之股份投票。
8. 受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。
9. 閣下填妥交回代表委任表格後，屆時仍可親自出席大會投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in SINO LAND COMPANY LIMITED you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Wednesday, 13th November, 2002 (the "Annual General Meeting") was given on 24th September, 2002 and is contained in the 2002 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2002 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

11th October, 2002

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Albert YEUNG Pak Hin
Raymond TONG Kwok Tung
Benjamin LAM Yu Yee

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

(Independent Non-Executive Directors)*

11th October, 2002

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

At the last annual general meeting of the Company held on 15th November, 2001, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon at 9:30 a.m. on Wednesday, 13th November, 2002 ("Annual General Meeting") unless renewed at that meeting.

Following certain recent amendments of the Companies Ordinance (Chapter 32) of the Laws of Hong Kong ("Companies Ordinance") and the Listing Rules in January and February 2002 respectively in relation to the distribution of corporate communications, the Directors would like to propose corresponding amendments to the Company's Articles of Association so as to achieve flexibility for the Company to take advantage of the amendments whenever considered appropriate in the future.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares and the proposed amendments to the Articles of Association.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the recent amendments of the Companies Ordinance and the Listing Rules which came into effect in January and February 2002 respectively, the Company is permitted, inter alia, (1) to offer shareholders the choice to receive, in place of Annual Report, a summary financial report ("Summary Financial Report") which is derived from and summarises the Annual Report; and (2) to offer shareholders the choice to receive corporate communication, including but not limited to, the Annual Report, the Summary Financial Report, the Interim Report, notices of general meetings and circulars through electronic means and in either English or Chinese only or in both English and Chinese.

In order to achieve such flexibility under the new legislation and rules, the Directors propose to introduce certain amendments to the Company's Articles of Association which will enable the Company, subject to the extent as permitted by the Companies Ordinance, Listing Rules and any applicable laws, rules and regulations:

(a) to offer shareholders the choice to receive Summary Financial Report in place of Annual Report;

(b) with the shareholders' prior consent, to send or otherwise make available the Company's corporate communication (within the meaning ascribed thereto under the Listing Rules) using electronic means; and

(c) to send the Company's corporate communication to shareholders in either the English language only, the Chinese language only or in both the English language and the Chinese language.

Details of the proposed amendments are set out in Resolution 6 of the notice convening the Annual General Meeting. In the event that the special resolution is passed at the AGM and that the Company considers appropriate in the future and at the shareholders' preference to publish the Annual Report and/or Summary Financial Report on its computer network as an alternative to despatch printed copies thereof to the relevant shareholders and send corporate communication to the relevant shareholders by electronic means and in either English or Chinese only, it will help enhance environmental protection and save costs of the Company.

ANNUAL GENERAL MEETING

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate, the Share Issue Mandate and a special resolution will be proposed to approve the amendments to the Articles of Association.

The notice convening the Annual General Meeting was given on 24th September, 2002 and is contained in the 2002 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2002 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

RECOMMENDATION

The Directors believe that the Share Repurchase Mandate, the Share Issue Mandate and the amendments to the Articles of Association are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

EXPLANATORY STATEMENT

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. LISTING RULES

The Listing Rules permit companies whose primary listing are on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. SHARE CAPITAL

As at 4th October, 2002 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 3,865,831,830 Shares of HK$1.00 each. On the basis of such figure and assuming that no further shares are issued or repurchased after 4th October, 2002 and up to the date of the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 386,583,183 Shares.

3. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. FUNDING OF REPURCHASES

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2002 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. DISCLOSURE OF INTEREST

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Shares	
	Highest *HK$*	Lowest *HK$*
2001		
October	2.300	1.990
November	2.600	1.990
December	3.150	2.450

	Shares	
	Highest	Lowest
	HK$	*HK$*
2002		
January	3.325	2.750
February	3.100	2.625
March	2.975	2.500
April	3.400	2.750
May	3.550	2.850
June	3.050	2.775
July	3.050	2.550
August	2.725	2.475
September	2.550	2.075

8. EFFECT OF THE TAKEOVER CODE

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 4th October, 2002 (being the latest practicable date prior to the printing of this circular), according to the register kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance, Mr. Ng Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a controlling interest, in approximately 54.25% of the issued share capital of the Company. Mr. Chen Din Hwa held personal and deemed corporate interests, through Xing Feng Investments Limited and Nice Cheer Investment Limited in which he had controlling interests, in approximately 10.97% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any purchases made under the Share Repurchase Mandate.

9. SHARE PURCHASES MADE BY THE COMPANY

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

Date of Repurchases	Number of Shares	Price per Share	
		Highest	Lowest
		HK$	*HK$*
6th August, 2002	2,000,000	2.575	2.475
12th August, 2002	1,000,000	2.675	2.625
14th August, 2002	1,500,000	2.575	2.550
25th September, 2002	1,500,000	2.125	2.075
30th September, 2002	1,000,000	2.275	2.250
3rd October, 2002	500,000	2.250	2.225
4th October, 2002	880,000	2.300	2.275
	8,380,000		

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

	股份	
	最高	最低
	港元	*港元*
二零零二年		
一月	3.325	2.750
二月	3.100	2.625
三月	2.975	2.500
四月	3.400	2.750
五月	3.550	2.850
六月	3.050	2.775
七月	3.050	2.550
八月	2.725	2.475
九月	2.550	2.075

八、 收購守則之影響

倘按照股份購回授權行使權力購回股份時，一位股東在本公司所佔之投票權益比例因此而增加，則就香港公司收購及合併守則（「收購守則」）第32條而言，該項增加將被視為一項收購行動。因此，一位股東或一致行動之多位股東會獲得或鞏固其於本公司之控制權，並須被強制遵照收購守則第26及32條提出收購建議。

於二零零二年十月四日（本通函付印前之最後實際可行日期），根據證券（公開權益）條例第十六(一)條存置之登記冊所記載，黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司控制權益而被視為擁有共約佔本公司已發行股本54.25%之股份。陳廷驊先生個人擁有及經持有Xing Feng Investments Limited及興智投資有限公司控制權益而被視為擁有共約佔本公司已發行股本10.97%之股份。董事會並無獲悉任何根據股份購回授權所進行之任何購回而將會產生收購守則所指之任何後果。

九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

		每股購回價	
購回日期	**股份數目**	**最高**	**最低**
		港元	*港元*
二零零二年八月六日	2,000,000	2.575	2.475
二零零二年八月十二日	1,000,000	2.675	2.625
二零零二年八月十四日	1,500,000	2.575	2.550
二零零二年九月二十五日	1,500,000	2.125	2.075
二零零二年九月三十日	1,000,000	2.275	2.250
二零零二年十月三日	500,000	2.250	2.225
二零零二年十月四日	880,000	2.300	2.275
	8,380,000		

除上述所披露外，在本通函日期之前六個月內，本公司並無購回任何本公司之股份（無論在聯交所或以其他方式進行）。

四、 購回之資金

任何購回所需之資金將由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零二年六月三十日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

七、 股份價格

股份於過去十二個月期間每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零一年		
十月	2.300	1.990
十一月	2.600	1.990
十二月	3.150	2.450

說 明 函 件

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、 上市規則

上市規則准許在香港聯合交易所有限公司（「聯交所」）作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

(甲) 股東批准

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

(乙) 資金來源

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、 股本

本公司於二零零二年十月四日（本通函付印前之最後實際可行日期）之已發行股本為每股面值1.00港元股份3,865,831,830股。根據上述數字及如於二零零二年十月四日後直至股東週年大會召開之期間止，不再發行或購回股份之情況下，本公司按股份購回授權將獲准購回最多不超過386,583,183股之股份。

三、 購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回（視乎當時市場情況及融資安排而定）可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

該等修訂建議詳載於股東週年大會通告內之決議案第6項。若於股東週年大會通過該特別決議案，而本公司認為在日後恰當時候按股東之選擇，於其電腦網絡登載年報及／或財務摘要報告以代替須向有關股東寄予該等文件之印刷版本，及以電子形式向有關股東發送公司通訊，並可只提供英文本或中文本，此舉有助提高環保及減低公司費用。

股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權，並提呈一項特別決議案以批准修訂公司組織章程細則。

召開股東週年大會之通告已於二零零二年九月二十四日發出，並載於本公司之二零零二年年報內。請各股東細閱通告並將二零零二年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

推薦意見

董事會認為股份購回授權、股份發行授權及修訂公司組織章程細則均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦　閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
黃志祥
謹啟

二零零二年十月十一日

購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份（「股份」）最多不超過在決議案通過當日本公司已發行股本之10%（「股份購回授權」）。

根據上市規則所規定須予載述之說明函件已載於本通函之附錄內。

發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份（「股份發行授權」），並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

修訂組織章程細則

根據分別於二零零二年一月及二月生效之公司條例及上市規則最新修訂，本公司可以（其中包括）(一)向股東提供收取財務摘要報告以代替年報之選擇，財務摘要報告乃取材自年報之撮要，及(二)向股東提供可以電子形式收取公司通訊（包括但不限於年報、財務摘要報告、中期報告、股東大會通告及通函）之選擇，並僅提供英文本或中文本，或同時提供英文本及中文本。

為配合新法例及規則之靈活安排，董事會建議修訂本公司組織章程之若干細則，使公司在公司條例、上市規則及任何適用法例、規則及規例所允許之情況下，得以：

(a) 讓股東選擇收取財務摘要報告以代替年報；

(b) 在事先獲得股東同意下，以電子形式向股東發送或提供公司通訊（定義見上市規則）；及

(c) 向股東提供公司通訊之英文本或中文本，或同時提供英文本及中文本。

信和置業有限公司

（於香港註冊成立之有限公司）

董事：
黃志祥*（主席）*
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
林裕兒

（ 獨立非執行董事）*

註冊辦事處：
香港九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

購回股份及發行股份之一般性授權及修訂公司組織章程細則

緒言

於二零零一年十一月十五日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則（「上市規則」）之條款，該授權除非於二零零二年十一月十三日（星期三）上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會（「股東週年大會」）上獲得予以延續，否則將於此大會完結時屆滿失效。

繼香港法例之公司條例第三十二章（「公司條例」）及上市規則分別於二零零二年一月及二月作出若干關於發放公司通訊之修訂後，董事會建議對本公司組織章程細則（「章程細則」）作出相應修訂，以便日後在認為恰當時可憑藉該等修訂所賦予之靈活性而得以受惠。

本通函旨在向　閣下提供有關一般性授權以購回股份及發行股份以及修訂公司組織章程細則建議之資料。

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信和置業有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

信和置業有限公司

（於香港註冊成立之有限公司）

購回股份及發行股份之一般性授權及修訂公司組織章程細則

於二零零二年十一月十三日星期三上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司（「本公司」）之股東週年大會（「股東週年大會」）通告已於二零零二年九月二十四日發出，並載於本公司之二零零二年年報內。請各股東細閱通告，並將二零零二年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零二年十月十一日